CONTRACT PROSPECTUS - MAY 1, 2004

Contracts. The contracts described in this prospectus are group or individual deferred variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading This Prospectus is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents . . . page 3

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

The Funds

AIM Mid Cap Core Equity Fund (Class A) [1]	ING VP Small Company Portfolio (Class I) [2]
AIM Small Cap Growth Fund (Class A)[1][3]	ING VP Strategic Allocation Balanced Portfolio (Class I) [2]
Franklin Small Cap Value Securities Fund (Class 2)	ING VP Strategic Allocation Growth Portfolio (Class I) [2]
ING Alger Aggressive Growth Portfolio (Service Class)	ING VP Strategic Allocation Income Portfolio (Class I) [2]
ING T. Rowe Price Growth Equity Portfolio (Service Class)	Janus Adviser Balanced Fund (Class I) [1]
ING Van Kampen Comstock Portfolio (Service Class)	Janus Adviser Flexible Income Fund (Class I) [1]
ING VP Bond Portfolio (Class I) [2]	Lord Abbett Mid-Cap Value Fund (Class A) [1]
ING VP Index Plus LargeCap Portfolio (Class I) [2]	Oppenheimer Global Fund (Class A) [1]
ING VP Index Plus MidCap Portfolio (Class I)[3]	Pax World Balanced Fund, Inc. [1]
ING VP Index Plus SmallCap Portfolio (Class I)[3]	Pioneer Fund (Class A) [1]
ING VP International Value Portfolio (Class I) [2]	Scudder Equity 500 Index Fund (Investment Class) [1]

[1] This fund is available to the general public. See "Additional Risks of Investing in the Funds."
[2] Effective May 3, 2004, Class R shares of this fund have been renamed as Class I shares.
[3] This fund is scheduled to be available on May 10, 2004.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed above. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Option. Fixed Plus Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Plus Account in an appendix to this prospectus.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 11 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

CONTRACT PROSPECTUS - MAY 1, 2004 (CONTINUED)

Getting Additional Information. You may obtain the May 1, 2004 Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing us at the address listed in the "Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operations of the SEC Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 44 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order".

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant):* The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder:* The person to whom we issue the contract. Generally, the plan sponsor or a trust.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

* Certain contracts may be purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals, except that these individuals have all rights under the contract. The word "contract holder" also applies to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 457, or 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans or in some plans under 401(a) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death prior to the income phase. Death benefits during the income phase depend on the payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding and taxation. See "Withdrawals," "Taxation," and "The Income Phase."

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See "Fee Table" and "Fees."

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Option, or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase The contract offers several payment options. See "The Income Phase." In general, you may:

- ➢ Receive income phase payments over a lifetime or for a specified period;
- ➢ Receive income phase payments monthly, quarterly, semi-annually or annually;
- ➢ Select an option that provides a death benefit to beneficiaries; and
- ➢ Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted. Fees during the income phase may differ from those shown below. See "The Income Phase" for further information.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1]
(as a percentage of amount withdrawn)   5%

Loan Interest Rate Spread[2]   3.0%

[1] This is a deferred sales charge. The early withdrawal charge reduces over time. For lump sum payments, there is no early withdrawal charge. For installment payments we waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts the Company received via payroll reduction under this contract to another 403(b), 457(b) or 401(a) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior IRS guidance. See the "Fees" and "Withdrawal" sections.

[2] Currently the loan interest rate spread is 2.5%; however we reserve the right to apply a spread of up to 3.0%. This is the difference between the rate charged and the rate credited on loans under your contract. See "Loans."

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge[3]   1.00%
Maximum Administrative Expense Charge[4]   <u>0.25%</u> (currently 0%)
Maximum Total Separate Account Annual Expenses   <u>1.25%</u>

[3] This is the maximum mortality and expense risk charge during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See "Fees - Mortality and Expense Risk Charge."

[4] We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. See "Fees - Administrative Expense Charge."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

*Total Annual Fund Operating Expenses**	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.38%	1.45%

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be 0.25% and 1.31%, respectively. The Fund having the minimum expense percentage is subject to a contractual fee waiver or expense reimbursement arrangement through April 24, 2005 that limits the Fund's total expenses to 0.25%. The fund having the maximum expense percentage is subject to a contractual fee waiver or expense reimbursement that may be modified or discontinued at any time.

Fees Deducted by the Funds

Using this Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectus for additional information.

How Fees are Deducted. Fund fees are not deducted from account values. Instead, fees are deducted from the value of the fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2003. There is no guarantee that actual expenses will be the same as those shown in the table.

Fund Expense Table[1]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM Mid Cap Core Equity Fund (Class A)[2]	0.68%	0.35%	0.38%	1.41%	--	1.41%
AIM Small Cap Growth Fund (Class A)[3]	0.70%	0.35%	0.32%	1.37%	--	1.37%
Franklin Small Cap Value Securities Fund (Class 2)[4]	0.57%	0.25%	0.19%	1.01%	--	1.01%
ING Alger Aggressive Growth Portfolio (Service Class)[5]	0.85%	--	0.45%	1.30%	--	1.30%
ING T. Rowe Price Growth Equity Portfolio (Service Class) [5]	0.60%	--	0.40%	1.00%	--	1.00%
ING Van Kampen Comstock Portfolio (Service Class) [5][6]	0.60%	--	0.60%	1.20%	0.07%	1.13%
ING VP Bond Portfolio (Class I) [7]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus LargeCap Portfolio (Class I) [7][8]	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio (Class I) [7][8]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio (Class I) [7][8]	0.40%	--	0.16%	0.56%	--	0.56%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP International Value Portfolio (Class I) [9][10][11]	1.00%	--	0.45%	1.45%	--	1.45%
ING VP Small Company Portfolio (Class I) [7][8]	0.75%	--	0.10%	0.85%	--	0.85%
ING VP Strategic Allocation Balanced Portfolio (Class I) [7][8]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Strategic Allocation Growth Portfolio (Class I)[7][8]	0.60%	--	0.15%	0.75%	--	0.75%
ING VP Strategic Allocation Income Portfolio (Class I) [7][8]	0.60%	--	0.14%	0.74%	--	0.74%
Janus Adviser Balanced Fund (Class I) [12][13][14]	0.65%	0.25%	0.28%	1.18%	--	1.18%
Janus Adviser Flexible Income Fund (Class I) [12][13][14]	0.65%	0.25%	0.43%	1.33%	--	1.33%
Lord Abbett Mid-Cap Value Fund (Class A)[15][16]	0.52%	0.36%	0.30%	1.18%	--	1.18%
Oppenheimer Global Fund (Class A)[17]	0.67%	0.24%	0.32%	1.23%	--	1.23%
Pax World Balanced Fund, Inc.	0.50%	0.25%	0.24%	0.99%	--	0.99%
Pioneer Fund (Class A)	0.50%	0.25%	0.34%	1.09%	--	1.09%
Scudder Equity 500 Index Fund (Investment Class)[18]	0.05%	--	0.33%	0.38%	--	0.38%

Footnotes to "Fund Expense Table"

(1)   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

(2)   The distributor has agreed to limit Class A shares Rule 12b-1 distribution plan payments to 0.25% during the period the fund is offered on a limited basis to certain investors. Total Annual Fund Operating Expenses for Class A shares restated for this agreement are 1.31%. This Agreement may be modified or discontinued at any time.

(3)   The distributor has agreed to limit Class A shares Rule 12b-1 distribution plan payments to 0.25% during the period the fund is offered on a limited basis to certain investors. Total Annual Fund Operating Expenses for Class A shares restated for this agreement are 1.27%. This Agreement may be modified or discontinued at any time.

(4)   The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus. While the maximum amount payable under the Fund's Class 2 Rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year. The Fund's manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. The reduction for the Fund's last fiscal year end which is not reflected in the table above was 0.02%.

(5)   Other Expenses shown in the above table include a Shareholder Services fee of 0.25%.

(6)   The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for Van Kampen Comstock Portfolio so that the Total Net Fund Annual Operating Expenses for this Portfolio shall not exceed 1.13% through April 30, 2005. Without this waiver, the Total Net Fund Annual Operating Expenses would be 1.20% for Van Kampen Comstock.

(7)   The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

(8)   ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser was 0.04% for ING VP Strategic Allocation Balanced Portfolio and 0.09% for ING VP Strategic Allocation Income Portfolio. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(9)   The above table shows the estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for its most recently

completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for the Portfolio.

(10) ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. Estimated Other Expenses are based on the Portfolio's actual Other Expenses for its most recently completed fiscal year.

(11) ING Investments, LLC, the investment adviser to the Portfolio, has entered into a written expense limitation agreement with the Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The expense limits will continue through at least December 31, 2004. The amount of the Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser which is not reflected in the above table was 0.45% for ING VP International Value Portfolio. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(12) The fees and expenses listed above are based upon expenses for the fiscal year ended July 31, 2003. Because the 12b-1 fee is charged as an ongoing fee, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc.

(13) Included in other expenses is an administrative services fee of 0.25% of the average daily net assets of Class I Shares to compensate Janus Services for providing, or arranging for the provision of, recordkeeping, subaccounting and administrative services to retirement or pension plan participants or other underlying investors through institutional channels.

(14) Expenses shown in the table above do not reflect that Janus Capital has contractually agreed to waive the Fund's total operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses) by the following amounts: 0.01% for Janus Adviser Balanced Fund and 0.12% for Janus Adviser Flexible Income Fund. These expense waivers will continue until at least December 1, 2004.

(15) Because 12b-1 fees are paid out on an ongoing basis, over time they will increase the cost of your investment and may cost you more than paying other types of sales charges.

(16) 12b-1 Fee, Total Annual Fund Operating Expenses, and Net Annual Fund Operating Expenses for the Lord Abbett Mid-Cap Value Fund have been restated based on estimates for the current fiscal year.

(17) The fees and expenses in the table above are based on the Fund's expenses during its fiscal year ended September 30, 2003. Expenses may vary in future years. Other Expenses include transfer agent fees, custodial fees, and accounting and legal expenses that the Fund pays. The transfer agent has voluntarily undertaken to the Fund to limit the transfer agent fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended September 30, 2003, the transfer agent fees did not exceed the expense limitation described above for Class A shares. Effective January 1, 2004, the management fee schedule was revised. Had the revised management fee schedule been in effect during the Fund's fiscal year ended September 30, 2003, the Management (Advisory) Fees and Total Fund Annual Operating Expenses in the table above would be the same as those shown above.

(18) Annual operating expenses reflect the expenses of both the fund and the Equity 500 Index Portfolio, the master portfolio in which the fund invests its assets. For the 24-month period beginning April 25, 2003 (the inception of the investment subadvisory agreement), the advisor and the administrator have contractually agreed to waive a portion of their fees and/or reimburse expenses to the extent necessary to maintain the fund's expense ratio at 0.25%.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the maximum separate account annual expenses, and the fund fees and expenses.

<u>*Example 1*</u>: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$785	$1,374	$1,878	$3,032

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years
$273	$838	$1,430	$3,032

<u>*Example 2*</u>: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$683	$1,066	$1,359	$1,933

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years
$166	$514	$887	$1,933

* This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. As of the separate account's latest fiscal year-end, December 31, 2003, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix III. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, by calling the Company at the telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site, or by contacting the SEC Public Reference Room.

Fixed Interest Option. For a description of the Fixed Plus Account, see Appendix I.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses and the Fixed Plus Account appendix.

Limits on Option Availability. Some investment options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding 403(b) loan, you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount and the Fixed Plus Account counts toward these limits. If you have a loan on the account, each option counts toward the limit, even after the full value is transferred to other options.

Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of payments to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds.

Insurance-Dedicated Funds. (Mixed and Shared Funding) Some of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

➢ Mixed--bought for annuities and life insurance
➢ Shared--bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

➢ AIM Mid Cap Core Equity Fund (Class A)
➢ AIM Small Cap Growth Fund (Class A)
➢ Janus Adviser Balanced Fund (Class I)
➢ Janus Adviser Flexible Income Fund (Class I)
➢ Lord Abbett Mid-Cap Value Fund (Class A)
➢ Oppenheimer Global Fund (Class A)
➢ Pax World Balanced Fund, Inc.
➢ Pioneer Fund (Class A)
➢ Scudder Equity 500 Index Fund (Investment Class)

See "Taxation--403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds**,** it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "The Income Phase" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account are restricted as outlined in Appendix I and the contract. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at our Home Office, or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers. The contracts are not designed to serve as vehicles for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contracts.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:
- Exceeds our then-current monitoring standard for excessive trading;
- Is identified as problematic by an underlying fund;
- Is determined, in our sole discretion, to be not in the best interests of other contract owners or participants; or
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, in our sole discretion and without notice, based upon, among other factors, the best interest of contract holders, participants and fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants. Such restrictions may include:

- Not accepting transfer instructions from an agent acting on behalf of more than one contract owner or participant; and
- Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract owner or participant at a time.

The Company does not allow waivers to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

The Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. However, you must have an account value of at least $5,000 before you can participate in the dollar cost averaging program. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview -- Questions: Contacting the Company."

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, 151 Farmington Avenue, Hartford, CT 06156-1268, phone: 1-800-262-3862, fax: (860) 723-9620.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group or individual deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 403(b) and 457(b). The contracts may not be available in all states.

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title 1 of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), or 457 plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract.

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract.

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

➢ Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
➢ Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

(1) **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

(2) **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

(3) **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

(4) **Exchanges** – If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

➢ **Under Governmental 457 Plans.** The Tax Code requires that 457 plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.

➢ **Under Tax-Exempt 457 Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457 plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

➢ **Under 403(b) or 401(a) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

If you participate in a group or individual contract through a voluntary 403(b) plan, you hold all rights under the contract.

For additional information about the respective rights of the contract holder and participants under 403(b) and 401(a) Plans, see Appendix II.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven days after we receive the required documents and written notice in good order at our Home Office. The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value attributable to installment payments may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. There is no early withdrawal charge on the portion of your account value attributable to lump-sum payments.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account. The percentage is determined by the early withdrawal charge schedule that applies to your account. The charge will never be more than 8.5% of your total purchase payments to the account, or the maximum permitted by the rules of the National Association of Securities Dealers.

Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options

Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Waiver of Early Withdrawal Charge. The Early Withdrawal Charge only applies to (a) distributions for "in service transfers" of amounts the Company received via payroll reduction under this contract where such transfers are made to another 403(b), 401(a) or 457(b) product provider for the employer; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the Early Withdrawal Charge is waived.

II. Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount. 1.00% annually of your account value invested in the subaccounts during the accumulation phase and 1.25% annually of your account value invested in the subaccounts during the income phase.

When/How. This fee is deducted daily from the subaccounts. We do not deduct this from the Fixed Plus Account.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

➢ The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
➢ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. The contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

➢ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
➢ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
➢ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
➢ The frequency, consistency and method of submitting payments and loan repayments;
➢ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
➢ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
➢ The projected frequency of distributions; and
➢ The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

When/How. If charged, this fee is deducted daily from the subaccounts. We will not deduct this from the Fixed Plus Account. This fee may be assessed during the accumulation phase and the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Reduction. If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

III. Fund Expenses

Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. The Fund Expense Table in this prospectus identifies which funds have service fees or 12b-1 fees.

Although some of the funds available under the contract may be subject to fund front-end load charges or fund-level contingent deferred sales charges, these charges are waived when the funds are purchased as investment options under the contract.

In addition, to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2003, the amount of such additional payments ranged up to 0.375% annually for affiliated funds, and 0.25% annually for unaffiliated funds, of the average net assets held in a fund by the Company.

For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus.

When/How. Fund fees are not deducted from your account. Fund advisory fees and expenses are reflected in the daily value of the fund shares, which will in turn affect the daily value of each subaccount.

Purpose. These amounts help to pay the fund's investment advisor and operating expenses.

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

➢ Account dollars directed to the Fixed Plus Account, including interest earnings to date; less
➢ Any deductions from the Fixed Plus Account (e.g. withdrawals); plus
➢ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

➢ The net assets of the fund held by the subaccount as of the current valuation; minus
➢ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
➢ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
➢ Divided by the total value of the subaccount's units at the preceding valuation;
➢ Minus a daily deduction for the mortality and expense risk charge and the administrative expense charge, if any and any other fees deducted from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A, and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).




The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

➤ Select the withdrawal amount.
  • Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, minus any applicable early withdrawal charge, plus the amount available for withdrawal from the Fixed Plus Account.
  • Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge for amounts withdrawn from the subaccounts. The amount available from the Fixed Plus Account may be limited.

  For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix I.

➤ Select investment options. If this is not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

➤ Properly complete a disbursement form and submit it to the Home Office.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

1. As of the next valuation date after we receive a request for withdrawal in good order at our Home Office; or

2. On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. See "Taxation." To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview -- Questions: Contacting the Company."

Reinvestment Privilege (not applicable to contracts under 457 plans). The contract allows for a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals).

The contract may require that the contract holder certify that you are eligible for the distribution.

Waivers of Early Withdrawal Charge and Fixed Plus Account Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account. Additional restrictions may apply under the Tax Code or due to our administrative practices. Currently loans are available from 403(b) plans and 457 plans utilizing this prospectus.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to our Home Office. Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be charged on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

➢ **SWO--Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

➢ **ECO--Estate Conservation Option.** Also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

➢ **Other Systematic Distribution Options** may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company's Home Office.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option, you may revoke it at any time through a written request to our Home Office. Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

Features of a Systematic Distribution Option

If available under your plan, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

DEATH BENEFIT

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

➤ Under contracts issued in connection with most types of plans except voluntary 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

➤ Under contracts issued in connection with voluntary 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.

2. The payment request should include selection of a benefit payment option.

3. Within seven days after we receive proof of death acceptable to us and payment request in good order at our USFS Customer Service Center, we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

➤ Lump-sum payment;

➤ Payment under an available income phase payment option (see "Income Phase - - Payment Options"); and

➤ If the contract beneficiary or plan beneficiary is your spouse, payment under an available Systematic Distribution Option (not available under all plans).

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

The account value may also remain invested in the contract, however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Death Benefit Calculation. The death benefit will be based on your account value. The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

➢ Start date;

➢ Income phase payment option (see the income phase payment options table in this section);

➢ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);

➢ Choice of fixed or variable income phase payments;

➢ Selection of an assumed net investment rate (only if variable income phase payments are elected); and

➢ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview -- Questions: Contacting the Company."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted

➢ When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. Although we expect to make a profit from this fee, we do not always do so.

➢ We may also deduct a daily administrative charge from amounts held in the subaccounts. We are not currently deducting this charge, but reserve the right to do so in the future. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at our Home Office.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income--Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income--Two Lives--Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income--Two Lives--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

Lifetime Income Phase Payment Options Continued:

Nonlifetime Income Phase Payment Options	
Nonlifetime--Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.
Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees -- Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.	
Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3½% or 5% assumed net investment rate for variable payments).	
*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.	

TAXATION

I. Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

➤ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.

➤ Tax laws change. It is possible that a change in the future could affect contracts issued in the past.

➤ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.

➤ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service (IRS).

Taxation of Gains Prior to Distribution. Generally no amounts accumulated under the contract will be taxable prior to the time of actual distribution.

However, the IRS has stated in published rulings that a variable contract owner, including participants under Tax Code section 403(b) plans, will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

II. Your Retirement Plan

The tax rules applicable to retirement plans vary according to plan type, and terms and conditions of the plan. To understand what tax rules apply, you need to know the Tax Code section under which your plan qualifies. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your plan.

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Plan Types. The contract is designed for use with retirement plans that qualify under Tax Code sections 401(a), 403(b) or 457(b). The contract provides the investment options, payout options, and other features described in this prospectus, but does not provide tax benefits beyond those provided by the plan. You will not generally pay taxes on earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code sections 401(a), 403(b) or 457(b) also generally defer payment of taxes on earnings until they are withdrawn. (See "Taxation of Distributions" later in this "Taxation" section for a discussion of how distributions under the various types of plans are taxed.) When an annuity contract is used to fund one of these tax-qualified retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your financial representative.

The Contract and Retirement Plans. Contract holders and contract participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

Because the plan is not part of the contract, we are not bound by any plan's terms or conditions.

III. Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers and any death benefit.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

401(a), 403(b) and 457(b) Plans. All distributions from 401(a) 403(b) and 457(b) plans are taxed as received unless:

- ➢ If a 401(a), 403(b) or governmental 457(b) plan, distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code, or
- ➢ You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

457(b) Plans. All amounts received under a governmental 457(b) plan are includible in gross income when paid, and under non-governmental 457(b) plans when paid or otherwise made available to you or your designated beneficiary.

Taxation of Death Benefits

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

401(a), 403(b) or 457 Plans. Under certain circumstances the Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 401(a) or 403(b) plan or from amounts distributed from a 457(b) plan that are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan unless certain exceptions, including one or more of the following have occurred:

(a) You have attained age 59½;

(b) You have become disabled, as defined in the Tax Code;

(c) You have died;

(d) You have separated from service with the plan sponsor at or after age 55;

(e) The distribution amount is rolled over into another eligible plan or to an IRA in accordance with the terms of the Tax Code;

(f) The distribution amount is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary, and you have had a separation from service with the plan sponsor; or

(g) The distribution is made due to an IRS levy upon your account.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 403(b) Plans or Governmental 457(b) Plans. Generally, under these plans you or a designated beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

Non-Governmental Tax Exempt 457(b) Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or a designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans sponsored by tax exempt, non-governmental employers.

IV. Required Minimum Distributions

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These rules may dictate one or more of the following:

➢ Start date for distributions;

➢ The time period in which all amounts in your account(s) must be distributed; and/or

➢ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

➢ You are a 5% owner, in which case such distributions must begin by April 1st of the calendar year following the calendar year in which you attain age 70½; or

➢ Under 403(b) plans, if the Company maintains records of amounts held as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contract over one of the following time periods:

➢ Over your life or the joint lives of you and your designated beneficiary; or

➢ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds. Different distribution requirements apply if your death occurs:

➢ After you begin receiving minimum distributions under the contract; or

➢ Before you begin receiving such distributions.

➢ If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) and the regulations thereunder provides specific rules for calculating the minimum required distributions at your death.

Should you die before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2004, your entire balance must be distributed to the designated beneficiary by December 31, 2009. However, if the distribution begins by December 31 of the calendar year following the calendar year of your death, then payments may be made in one of the following time-frames:

➢ Over the life of the designated beneficiary; or

➢ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin on or before the later of the following:

➢ December 31 of the calendar year following the calendar year of your death; or

➢ December 31 of the calendar year in which you would have attained age 70½.

V. Rules Specific to Certain Plans

403(b) Plans

In addition to being offered as an investment option under the contract, shares of certain of the funds:

- AIM Mid Cap Core Equity Fund (Class A)
- AIM Small Cap Growth Fund (Class A)
- Janus Adviser Balanced Fund (Class I)
- Janus Adviser Flexible Income Fund (Class I)
- Lord Abbett Mid-Cap Value Fund (Class A)
- Oppenheimer Global Fund (Class A)
- Pax World Balanced Fund, Inc.
- Pioneer Fund (Class A)
- Scudder Equity 500 Index Fund (Investment Class)

Are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an "annuity" for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional federal tax liability would have been incurred if the contribution were paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedures 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Exclusions from Gross Income. Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee.

In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $41,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional limit specifically limits your salary reduction contributions to a 403(b) plan to generally no more than $13,000 in 2004. This limit is scheduled to increase as follows:

- $14,000 in 2005;
- $15,000 in 2006.

After 2006, contribution limits will be subject to indexing. Your own limit may be higher or lower, depending upon certain conditions.

Payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, a participant in a 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

> $3,000 in 2004;
> $4,000 in 2005;
> $5,000 in 2006 and thereafter; or

(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

An additional catch-up provision may be available. For advice on using the contribution catch-up provisions, please consult with your tax advisor.

Restrictions on Distributions. Tax Code section 403(b)(11) restricts the distribution under Section 403(b) contracts of:

➢ Salary reduction contributions made after December 31, 1988;
➢ Earnings on those contributions; and
➢ Earnings during such period on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon your death, attainment of age 59½, severance from employment, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

Transfers from 403(b)(7) Custodial Accounts. If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

401(a) Plans

Tax Code section 401(a) permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

Exclusion From Gross Income. The Tax Code imposes a maximum limit on annual payments to your account(s) that may be excluded from gross income. The employer must calculate this limit under the plan in accordance with Tax Code section 415. This limit is generally the lesser of 100% of your compensation or $41,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997 includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457. The limit applies to your contributions as well as any contributions made by your employer on your behalf. Your own limits may be higher or lower, depending on certain conditions. In addition, payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

457 Plans

457(b) Plan. A 457(b) plan is subject to restrictions on contributions and distributions.

Trust Requirement. 457(b) plans maintained by state or local governments, their political subdivisions, agencies, instrumentalities and certain affiliates are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, custodial accounts and annuity contracts are treated as trusts.

457(b) Plans of Non-Governmental Employers. Under 457(b) plans maintained by non-governmental, tax-exempt employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors, until paid or made available to you or your designated beneficiary. In addition, participation in a 457(b) plan maintained by a non-governmental, tax-exempt employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations).

Contributions to a 457(b) Plan Excluded from Gross Income. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of the dollar amount limit set forth below, or 100% of your includible compensation. Includible compensation means your compensation from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), 403(b) and 125 cafeteria plans.

The annual dollar amount limits are as follows:

> $13,000 in 2004;
> $14,000 in 2005;
> $15,000 in 2006 and thereafter.

After 2006, the annual dollar limits will be subject to indexing.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, a participant in a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

➢ $3,000 in 2004;
➢ $4,000 in 2005;
➢ $5,000 in 2006 and thereafter; or

(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

An additional catch-up provision may be available. For advice on using the contribution catch-up provisions, please consult with your tax adviser.

Restrictions on Distributions. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

(1) a plan participant as a means to provide benefit payments;
(2) an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
(3) to the Company as collateral for a loan.

VI. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

➢ Standardized average annual total returns; and
➢ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) or 401(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

➢ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
➢ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors".

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Baring Investment Services, Inc.	ING DIRECT Securities, Inc.
Compulife Investor Services, Inc.	ING Financial Advisers, LLC
Directed Services, Inc.	ING Financial Partners, Inc.
Financial Network Investment Corporation	ING Funds Distributor, LLC
Granite Investment Services, Inc.	ING Furman Selz Financial Service LLC
Guaranty Brokerage Services, Inc.	ING TT&S (U.S.) Securities, Inc.
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING Barings Corp.	PrimeVest Financial Services, Inc.
ING Direct Funds Limited	Systematized Benefits Administrators, Inc.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 1% to a maximum of 5% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid. The average of all commissions and asset-based service fees paid is estimated to equal approximately 2.5% of the total payments made over the life of an average contract. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. Any such compensation will be paid in accordance with NASD rules. Supervisory and other management personnel of the Company may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

We may pay wholesaling fees to certain distributors that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Sales management personnel may also receive compensation that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Distributors may be also reimbursed for certain expenses.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Agreement with the Company.

The American Federation of Teachers AFL-CIO (AFT) has decided to establish and make available to its members 401(a), 403(b) and 457(b) programs and has endorsed the Company as the exclusive provider. In return for this endorsement, the Company will provide a broad range of investment products and services to the members of the AFT.

The Company will reimburse AFT for direct out-of-pocket expenses anticipated not to exceed $75,000 for calendar years 2003 and 2004 combined, and $25,000 for each calendar year thereafter. This payment is to cover expenses incurred in the promotion of the AFT program.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least twelve months after the contract effective date or until at least twelve months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a)   On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings), or when trading on the Exchange is restricted;

(b)   When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or

(c)   During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Trading-Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Independent Auditors
Financial Statements of the Separate Account - Variable Annuity Account C
Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the USFS Customer Service Center at the number listed in "Contract Overview–Questions."

APPENDIX I
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. We may credit a different rate for lump sum payments than for installment payments. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at our Home Office. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

One-fifth of the Fixed Plus Account value on the day the request is received in good order, reduced by any Fixed Plus Account withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;

- ➢ One-fourth of the remaining Fixed Plus Account value 12 months later;
- ➢ One-third of the remaining Fixed Plus Account value 12 months later;
- ➢ One-half of the remaining Fixed Plus Account value 12 months later; and
- ➢ The balance of the Fixed Plus Account value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

(a)   Due to your death during the accumulation phase if the amount is paid within six months of your death; or
(b)   Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis; or
(c)   When the Fixed Plus Account value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.
(d)   Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:

- ➢ If applicable, the hardship is certified by the employer;
- ➢ The amount is paid directly to you; and

- ➢ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

(e)   Due to your separation from service with the employer, provided that all the following apply:

- ➢ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
- ➢ Separation from service is documented in a form acceptable to us;
- ➢ The amount withdrawn is paid directly to you; and
- ➢ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

(f)   Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each rolling 12-month period. We currently waive this limit for your Fixed Plus Account value attributable to installment payments only; however, we reserve the right to institute this limit in the future. We determine the amount eligible for transfer on the day we receive a transfer request in good order at our Home Office. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. See "Contract Purchase and Participation -- Transfer Credits" in the prospectus. The transfer credit is a specified percentage of the assets transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company, plus the interest that would have been credited had that amount been deposited in the Fixed Plus Account on the first business day of the calendar month following its calculation. We apply the transfer credit to the current value held in the Fixed Plus Account.

APPENDIX II
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a) of the Code (except voluntary Section 403(b) Plans)

The employer has adopted a plan under Internal Revenue Code Sections 403(b) or 401(a) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

➢ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), or 401(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b) or 401(a), the participant has ownership in the value of his/her Employer Account.

➢ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

➢ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

➢ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

➢ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

APPENDIX III
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge from our Home Office at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Growth Series - AIM Mid Cap Core Equity Fund (Class A shares)	A I M Advisors, Inc.	Seeks to provide long-term growth of capital. Seeks to meet its objective by investing, normally, at least 80% of its assets in equity securities, including convertible securities, of mid-capitalization companies. May invest up to 25% of total assets in foreign securities.
AIM Growth Series - AIM Small Cap Growth Fund (Class A shares)	A I M Advisors, Inc.	Seeks to provide long-term growth of capital. Seeks to meet its objective by investing, normally, at least 80% of its total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000® Index. May also invest up to 25% of total assets in foreign securities.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests in small companies that the fund's manager believes are undervalued.
ING Partners, Inc. – ING Alger Aggressive Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies. Investments in foreign securities are limited to 30% of total assets.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
ING VP Bond Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of investment-grade corporate bonds, and debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal market conditions, invests at least 80% of assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. May also invest up to 15% of total assets in high-yield instruments and up to 25% of total assets in foreign debt securities.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 600 Index. The subadviser's objective is to overweight those stocks in the S&P 600 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust – ING VP International Value Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalizations. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Balanced Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding ten years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding five years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
Janus Adviser Series – Janus Adviser Balanced Fund (Class I Shares)	Janus Capital Management LLC (Janus Capital)	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets. May invest without limit in foreign equity and debt securities.
Janus Adviser Series – Janus Adviser Flexible Income Fund (Class I Shares)	Janus Capital Management LLC (Janus Capital)	Seeks to obtain maximum total return, consistent with preservation of capital. Invests primarily in a wide variety of income-producing securities such as corporate bonds and notes; government securities including agency securities; and preferred stock. Will invest at least 80% of its assets in income-producing securities. Will invest at least 65% of its assets in investment grade debt securities and will maintain a dollar-weighted average portfolio maturity of five to ten years. May invest without limit in foreign debt and equity securities.
Lord Abbett Mid-Cap Value Fund (Class A)	Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.
Oppenheimer Global Fund (Class A Shares)	OppenheimerFunds, Inc.	Seeks long-term capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. Currently focuses its investments in mid-cap and large-cap companies in developed markets such as the United States, Western European countries and Japan.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Pax World Balanced Fund, Inc.	Pax World Management Corp.	Seeks to provide its shareholders with a diversified holding of securities of companies that offer primarily income and conservation of principal and secondarily possible long-term growth of capital. Intends to invest about 60% of assets in common and preferred stock and/or securities convertible into common stock and 40% in bonds and/or debentures. These percentages may vary, however, depending upon market conditions.
Pioneer Fund (Class A)	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth The fund invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The fund invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the fund's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights and preferred stocks.
Scudder Equity 500 Index Fund (Investment Class)	Deutsche Asset Management, Inc.	Seeks to replicate, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), which emphasizes stocks of large U.S. companies. The fund is a feeder fund that invests all of its assets in a master portfolio with the same objective as the fund. The fund invests, through the master portfolio, primarily in common stocks of companies that comprise the S&P 500 Index, in approximately the same weightings as the S&P 500 Index.

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account C prospectus dated May 1, 2004, as well as all current prospectuses for the funds available under the Contracts.

___ Please send an Account C Statement of Additional Information (Form No. SAI.105479-04) dated May 1, 2004.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.105479-04

VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated May 1, 2004

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2004. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, Connecticut 06156
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2003, the Company and its subsidiary life company had $48 billion invested through their products, including $33 billion in their separate accounts (of which the Company, or its affiliate ING Investments, LLC manages or oversees the management of $22 billion). The Company is ranked among the top 1% of all U.S. life insurance companies rated by A.M. Best Company as of December 31, 2002. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

- AIM Mid Cap Core Equity Fund (Class A)[1]
- AIM Small Cap Growth Fund (Class A)[1][3]
- Franklin Small Cap Value Securities Fund (Class 2)
- ING Alger Aggressive Growth Portfolio (Service Class)
- ING T. Rowe Price Growth Equity Portfolio (Service Class)
- ING Van Kampen Comstock Portfolio (Service Class)
- ING VP Bond Portfolio (Class I)[2]
- ING VP Index Plus LargeCap Portfolio (Class I)[2]
- ING VP Index Plus MidCap Portfolio (Class I)[3]
- ING VP Index Plus SmallCap Portfolio (Class I)[3]

- ING VP International Value Portfolio (Class I)[2]
- ING VP Small Company Portfolio (Class I)[2]
- ING VP Strategic Allocation Balanced Portfolio (Class I)[2]
- ING VP Strategic Allocation Growth Portfolio (Class I)[2]
- ING VP Strategic Allocation Income Portfolio (Class I)[2]
- Janus Adviser Balanced Fund (Class I)[1]
- Janus Adviser Flexible Income Fund (Class I)[1]
- Lord Abbett Mid-Cap Value Fund (Class A)[1]
- Oppenheimer Global Fund (Class A)[1]
- Pax World Balanced Fund, Inc.[1]
- Pioneer Fund (Class A)[1]
- Scudder Equity 500 Index Fund (Investment Class)[1]

---

[1] This fund is available to the general public. See "Additional Risks of Investing in the Funds."
[2] Effective May 3, 2004, Class R shares of this fund have been renamed as Class I shares.
[3] This fund is scheduled to be available on May 10, 2004.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2003, 2002 and 2001 amounted to $964,872.95, $856,407.81, and 717,753.80, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

5

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT AUDITORS

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS

ING Life Insurance and Annuity Company

Variable Annuity Account C

Year ended December 31, 2003
with Report of Independent Auditors

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Financial Statements
Year ended December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 2003, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund-Series I
   AIM V.I. Core Equity Fund-Series I
   AIM V.I. Growth Fund-Series I
   AIM V.I. Premier Equity Fund-Series I
American Century® Income & Growth Fund-Advisor Class
Baron Growth Fund
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Chapman DEM® Equity Fund-Institutional Shares
Evergreen Special Values Fund-Class A
Fidelity® Variable Insurance Products:
   Fidelity® VIP *Asset Manager*^SM Portfolio-Initial Class
   Fidelity® VIP Contrafund® Portfolio-Initial Class
   Fidelity® VIP Equity-Income Portfolio-Initial Class
   Fidelity® VIP Growth Portfolio-Initial Class
   Fidelity® VIP High Income Portfolio-Initial Class
   Fidelity® VIP Index 500 Portfolio-Initial Class
   Fidelity® VIP Overseas Portfolio-Initial Class
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund-Class 2
The Growth Fund of America® - Class A
ING GET Funds:
   ING GET Fund - Series D
ING GET Fund - Series E
   ING GET Fund - Series G
   ING GET Fund - Series H
   ING GET Fund - Series I
   ING GET Fund - Series J
   ING GET Fund - Series K
   ING GET Fund - Series L
   ING GET Fund - Series Q
   ING GET Fund - Series S

ING VP Balanced Portfolios, Inc. - Class R
ING VP Bond Portfolio-Class R
ING VP Emerging Markets Fund
ING VP Money Market Portfolio-Class R
ING VP Natural Resources Trust
ING Investors Trust:
   ING MFS Total Return Portfolio - Service
   ING T. Rowe Price Equity Income - Service
ING Partners, Inc.:
   ING DSI Enhanced Index Portfolio-Service Class
   ING Alger Aggressive Growth Portfolio-Initial Class
   ING Alger Aggressive Growth Portfolio-Service Class
   ING Alger Growth Portfolio-Service Class
   ING American Century Small Cap Value Portfolio-Service
     Class
   ING Baron Small Cap Growth Portfolio-Service Class
   ING Goldman Sachs® Capital Growth Portfolio-Service
     Class
   ING JPMorgan Mid Cap Value Portfolio-Service Class
   ING MFS Capital Opportunities Portfolio-Initial Class
   ING MFS Global Growth Portfolio-Service Class
   ING MFS Research Equity Portfolio-Initial Class
   ING OpCap Balanced Value Portfolio-Service Class
   ING PIMCO Total Return Portfolio-Service Class
   ING Salomon Brothers Aggressive Growth Portfolio-Initial
     Class
   ING Salomon Brothers Fundamental Value Portfolio-
     Service Class
   ING Salomon Brother Investors Value Portfolio-Service
     Class
   ING T. Rowe Price Growth Equity Portfolio-Initial Class
   ING UBS Tactical Asset Allocation Portfolio-Service Class
   ING Van Kampen Comstock Portfolio-Service Class

ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Balanced Portfolio-Class R
   ING VP Strategic Allocation Growth Portfolio-Class R
   ING VP Strategic Allocation Income Portfolio-Class R
ING Variable Funds:
   ING VP Growth and Income Portfolio-Class R
ING Variable Insurance Trust:
   ING GET US Core Portfolio - Series 1
   ING GET US Core Portfolio - Series 2
   ING GET US Core Portfolio - Series 3
ING Variable Portfolios, Inc.:
   ING VP Technology Portfolio-Class R
   ING VP Growth Portfolio-Class R
   ING VP Index Plus LargeCap Portfolio-Class R
   ING VP Index Plus MidCap Portfolio-Class R
   ING VP Index Plus SmallCap Portfolio-Class R
   ING VP International Equity Portfolio-Class R
   ING VP Small Company Portfolio-Class R
   ING VP Value Opportunity Portfolio-Class R
ING Variable Products Trust:
   ING VP Growth Opportunities Portfolio-Class R
   ING VP International Value Portfolio-Class R
   ING VP MagnaCap Portfolio-Class R
   ING VP MidCap Opportunities Portfolio-Class R
   ING VP SmallCap Opportunities Portfolio-Class R

Janus Aspen Series:
   Janus Aspen Balanced Portfolio-Institutional Shares
   Janus Aspen Capital Appreciation Portfolio-Service Shares
   Janus Aspen Flexible Income Portfolio-Institutional Shares
   Janus Aspen Growth Portfolio-Institutional Shares
   Janus Aspen Mid Cap Growth Portfolio-Institutional Shares
   Janus Aspen Worldwide Growth Portfolio-Institutional
     Shares
Janus Twenty Fund
Lord Abbett Series Fund, Inc.:
   Lord Abbett Growth and Income Portfolio – Class VC
   Lord Abbett Mid-Cap Value Fund-Class A
   Lord Abbett Mid-Cap Value Portfolio – Class VC
MFS® Variable Insurance Trust^{SM}:
   MFS® Total Return Series-Initial Class
Oppenheimer Developing Markets Fund – Class A
Oppenheimer Variable Account Funds:
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Global Securities Fund/VA
   Oppenheimer Main Street® Fund/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio-Class I
   Pioneer Fund VCT Portfolio-Class I
   Pioneer Mid Cap Value VCT Portfolio-Class I
Templeton Foreign Fund, Inc.– Class A

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Life Insurance and Annuity Company Variable Annuity Account C at December 31, 2003, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2004

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity	American Century® Income & Growth
Assets					
Investments in mutual funds at fair value	$ 20,562	$ 42,522	$ 17,055	$ 21,041	$ 2,491
Total assets	20,562	42,522	17,055	21,041	2,491
Net assets	$ 20,562	$ 42,522	$ 17,055	$ 21,041	$ 2,491
Net assets					
Accumulation units	$ 20,562	$ 42,522	$ 17,055	$ 21,037	$ 2,491
Contracts in payout (annuitization) period	-	-	-	4	-
Total net assets	$ 20,562	$ 42,522	$ 17,055	$ 21,041	$ 2,491
Total number of shares	966,236	2,030,678	1,150,021	1,040,094	89,983
Cost of shares	$ 24,344	$ 53,160	$ 21,782	$ 24,821	$ 2,154

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Baron Growth	Calvert Social Balanced	Evergreen Special Values	Fidelity® VIP *Asset Manager*[SM]	Fidelity® VIP Contrafund®
Assets					
Investments in mutual funds at fair value	$ -	$ 60,576	$ 17,138	$ 21,727	$ 564,372
Total assets	-	60,576	17,138	21,727	564,372
Net assets	$ -	$ 60,576	$ 17,138	$ 21,727	$ 564,372
Net assets					
Accumulation units	$ -	$ 60,576	$ 17,138	$ 21,727	$ 564,372
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ -	$ 60,576	$ 17,138	$ 21,727	$ 564,372
Total number of shares	8	34,457,160	711,695	1,502,589	24,400,002
Cost of shares	$ -	$ 67,265	$ 14,196	$ 23,497	$ 511,222

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Equity- Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Overseas
Assets					
Investments in mutual funds					
at fair value	$ 327,820	$ 380,196	$ 7,292	$ 101,046	$ 30,341
Total assets	327,820	380,196	7,292	101,046	30,341
Net assets	$ 327,820	$ 380,196	$ 7,292	$ 101,046	$ 30,341
Net assets					
Accumulation units	$ 327,820	$ 380,196	$ 7,199	$ 101,046	$ 30,341
Contracts in payout (annuitization)					
period	-	-	93	-	-
Total net assets	$ 327,820	$ 380,196	$ 7,292	$ 101,046	$ 30,341
Total number of shares	14,142,368	12,248,574	1,049,155	801,126	1,946,203
Cost of shares	$ 317,751	$ 492,174	$ 7,056	$ 109,823	$ 27,651

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Franklin Small Cap Value Securities	ING GET Fund - Series D	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H
Assets					
Investments in mutual funds at fair value	$ 15,883	$ 152,769	$ 79,656	$ 23,831	$ 18,535
Total assets	15,883	152,769	79,656	23,831	18,535
Net assets	$ 15,883	$ 152,769	$ 79,656	$ 23,831	$ 18,535
Net assets					
Accumulation units	$ 15,883	$ 152,769	$ 79,656	$ 23,831	$ 18,535
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 15,883	$ 152,769	$ 79,656	$ 23,831	$ 18,535
Total number of shares	1,253,630	16,677,788	8,211,949	2,426,749	1,846,101
Cost of shares	$ 14,060	$ 165,629	$ 82,250	$ 24,361	$ 18,667

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q
Assets					
Investments in mutual funds at fair value	$ 1,092	$ 386	$ 1,736	$ 1,049	$ 4,385
Total assets	1,092	386	1,736	1,049	4,385
Net assets	$ 1,092	$ 386	$ 1,736	$ 1,049	$ 4,385
Net assets					
Accumulation units	$ 1,092	$ 386	$ 1,736	$ 1,049	$ 4,385
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,092	$ 386	$ 1,736	$ 1,049	$ 4,385
Total number of shares	108,453	38,653	170,525	103,788	415,218
Cost of shares	$ 1,095	$ 389	$ 1,724	$ 1,046	$ 4,156

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series S	ING VP Balanced	ING VP Bond	ING VP Emerging Markets	ING VP Money Market
Assets					
Investments in mutual funds at fair value	$ 32,661	$ 659,370	$ 408,185	$ 8,172	$ 257,477
Total assets	32,661	659,370	408,185	8,172	257,477
Net assets	$ 32,661	$ 659,370	$ 408,185	$ 8,172	$ 257,477
Net assets					
Accumulation units	$ 32,661	$ 633,395	$ 401,878	$ 8,172	$ 257,358
Contracts in payout (annuitization) period	-	25,975	6,307	-	119
Total net assets	$ 32,661	$ 659,370	$ 408,185	$ 8,172	$ 257,477
Total number of shares	3,066,746	52,749,610	28,846,973	1,241,948	19,901,635
Cost of shares	$ 30,731	$ 768,131	$ 380,609	$ 7,610	$ 256,679

The accompanying notes are an integral part of these financial statements.

8

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP Natural Resources	ING MFS Total Return	ING T. Rowe Price Equity Income	ING DSI Enhanced Index	ING Alger Aggressive Growth - Initial Class
Assets					
Investments in mutual funds at fair value	$ 13,971	$ 8,289	$ 2,143	$ 800	$ 16
Total assets	13,971	8,289	2,143	800	16
Net assets	$ 13,971	$ 8,289	$ 2,143	$ 800	$ 16
Net assets					
Accumulation units	$ 13,971	$ 8,289	$ 2,143	$ 800	$ 16
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 13,971	$ 8,289	$ 2,143	$ 800	$ 16
Total number of shares	883,117	481,618	176,777	100,543	2,223
Cost of shares	$ 10,782	$ 7,886	$ 1,976	$ 717	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING Alger Aggressive Growth - Service Class	ING Alger Growth	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth
Assets					
Investments in mutual funds at fair value	$ 9,420	$ 2,194	$ 6,307	$ 15,257	$ 827
Total assets	9,420	2,194	6,307	15,257	827
Net assets	$ 9,420	$ 2,194	$ 6,307	$ 15,257	$ 827
Net assets					
Accumulation units	$ 9,420	$ 2,194	$ 6,307	$ 15,257	$ 827
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 9,420	$ 2,194	$ 6,307	$ 15,257	$ 827
Total number of shares	1,279,863	247,919	586,156	1,305,134	79,785
Cost of shares	$ 8,616	$ 1,959	$ 5,376	$ 12,964	$ 728

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING JPMorgan Fleming International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING MFS Global Growth	ING MFS Research Equity
Assets					
Investments in mutual funds					
at fair value	$ 126,504	$ 3,999	$ 151,497	$ 1,294	$ 128,075
Total assets	126,504	3,999	151,497	1,294	128,075
Net assets	$ 126,504	$ 3,999	$ 151,497	$ 1,294	$ 128,075
Net assets					
Accumulation units	$ 126,498	$ 3,999	$ 151,266	$ 1,294	$ 128,075
Contracts in payout (annuitization)					
period	6	-	231	-	-
Total net assets	$ 126,504	$ 3,999	$ 151,497	$ 1,294	$ 128,075
Total number of shares	12,082,527	336,364	6,257,616	116,961	16,986,069
Cost of shares	$ 107,313	$ 3,488	$ 258,749	$ 1,183	$ 172,841

The accompanying notes are an integral part of these financial statements.

11

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING OpCap Balanced Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value
Assets					
Investments in mutual funds at fair value	$ 9,183	$ 31,227	$ 239,784	$ 9,414	$ 4,019
Total assets	9,183	31,227	239,784	9,414	4,019
Net assets	$ 9,183	$ 31,227	$ 239,784	$ 9,414	$ 4,019
Net assets					
Accumulation units	$ 9,183	$ 31,227	$ 239,706	$ 9,414	$ 4,019
Contracts in payout (annuitization) period	-	-	78	-	-
Total net assets	$ 9,183	$ 31,227	$ 239,784	$ 9,414	$ 4,019
Total number of shares	747,178	2,943,135	6,585,667	567,465	309,651
Cost of shares	$ 8,473	$ 31,781	$ 321,684	$ 8,518	$ 3,462

The accompanying notes are an integral part of these financial statements.

12

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING T. Rowe Price Growth Equity	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth
Assets					
Investments in mutual funds					
at fair value	$ 246,603	$ 911	$ 32,018	$ 58,446	$ 69,833
Total assets	246,603	911	32,018	58,446	69,833
Net assets	$ 246,603	$ 911	$ 32,018	$ 58,446	$ 69,833
Net assets					
Accumulation units	$ 246,311	$ 911	$ 32,018	$ 58,388	$ 69,833
Contracts in payout (annuitization)					
period	292	-	-	58	-
Total net assets	$ 246,603	$ 911	$ 32,018	$ 58,446	$ 69,833
Total number of shares	5,437,777	30,092	3,026,273	4,573,208	5,242,745
Cost of shares	$ 259,424	$ 799	$ 28,419	$ 60,200	$ 73,469

The accompanying notes are an integral part of these financial statements.

13

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP Strategic Allocation Income	ING VP Growth and Income	ING GET US Core - Series 1	ING GET US Core - Series 2	ING GET US Core - Series 3
Assets					
Investments in mutual funds at fair value	$ 33,837	$ 2,310,967	$ 2,378	$ 20,639	$ 207
Total assets	33,837	2,310,967	2,378	20,639	207
Net assets	$ 33,837	$ 2,310,967	$ 2,378	$ 20,639	$ 207
Net assets					
Accumulation units	$ 33,698	$ 2,142,872	$ 2,378	$ 20,639	$ 207
Contracts in payout (annuitization) period	139	168,095	-	-	-
Total net assets	$ 33,837	$ 2,310,967	$ 2,378	$ 20,639	$ 207
Total number of shares	2,748,754	126,420,525	229,738	2,047,524	20,661
Cost of shares	$ 33,481	$ 3,772,555	$ 2,299	$ 20,485	$ 207

The accompanying notes are an integral part of these financial statements.

14

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Assets					
Investments in mutual funds at fair value	$ 47,295	$ 95,972	$ 503,421	$ 233,761	$ 93,931
Total assets	47,295	95,972	503,421	233,761	93,931
Net assets	$ 47,295	$ 95,972	$ 503,421	$ 233,761	$ 93,931
Net assets					
Accumulation units	$ 47,295	$ 95,758	$ 501,649	$ 233,761	$ 93,931
Contracts in payout (annuitization) period	-	214	1,772	-	-
Total net assets	$ 47,295	$ 95,972	$ 503,421	$ 233,761	$ 93,931
Total number of shares	12,220,890	10,747,109	37,180,316	14,946,379	6,947,575
Cost of shares	$ 39,278	$ 147,241	$ 609,022	$ 203,400	$ 80,549

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity	ING VP Growth Opportunities	ING VP International Value
Assets					
Investments in mutual funds at fair value	$ 11,933	$ 167,432	$ 133,176	$ 1,297	$ 32,591
Total assets	11,933	167,432	133,176	1,297	32,591
Net assets	$ 11,933	$ 167,432	$ 133,176	$ 1,297	$ 32,591
Net assets					
Accumulation units	$ 11,867	$ 167,123	$ 133,176	$ 1,297	$ 32,591
Contracts in payout (annuitization) period	66	309	-	-	-
Total net assets	$ 11,933	$ 167,432	$ 133,176	$ 1,297	$ 32,591
Total number of shares	1,580,545	9,578,465	11,024,519	259,971	2,960,108
Cost of shares	$ 10,547	$ 134,949	$ 146,065	$ 1,197	$ 27,291

The accompanying notes are an integral part of these financial statements.

16

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	Janus Aspen Balanced	Janus Aspen Capital Appreciation
Assets					
Investments in mutual funds					
at fair value	$ 1,571	$ 4,191	$ 8,045	$ 385,094	$ 3,177
Total assets	1,571	4,191	8,045	385,094	3,177
Net assets	$ 1,571	$ 4,191	$ 8,045	$ 385,094	$ 3,177
Net assets					
Accumulation units	$ 1,571	$ 4,191	$ 8,045	$ 385,094	$ 3,177
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 1,571	$ 4,191	$ 8,045	$ 385,094	$ 3,177
Total number of shares	177,738	681,398	545,064	16,757,771	153,645
Cost of shares	$ 1,314	$ 3,720	$ 7,254	$ 401,454	$ 2,762

The accompanying notes are an integral part of these financial statements.

17

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Janus Aspen Flexible Income	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Janus Twenty
Assets					
Investments in mutual funds					
at fair value	$ 89,994	$ 239,988	$ 459,241	$ 536,188	$ 563
Total assets	89,994	239,988	459,241	536,188	563
Net assets	$ 89,994	$ 239,988	$ 459,241	$ 536,188	$ 563
Net assets					
Accumulation units	$ 89,994	$ 239,616	$ 459,241	$ 535,626	$ 563
Contracts in payout (annuitization)					
period	-	372	-	562	
Total net assets	$ 89,994	$ 239,988	$ 459,241	$ 536,188	$ 563
Total number of shares	7,205,263	12,479,870	21,459,840	20,766,366	15,563
Cost of shares	$ 87,839	$ 354,889	$ 937,978	$ 744,547	$ 559

The accompanying notes are an integral part of these financial statements.

18

Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value - Class VC	MFS® Total Return	Oppenheimer Developing Markets	Oppenheimer Aggressive Growth
Assets					
Investments in mutual funds at fair value	$ 50,532	$ 28,509	$ 58,033	$ 6,248	$ 4
Total assets	50,532	28,509	58,033	6,248	4
Net assets	$ 50,532	$ 28,509	$ 58,033	$ 6,248	$ 4
Net assets					
Accumulation units	$ 50,532	$ 28,509	$ 58,033	$ 6,248	$ -
Contracts in payout (annuitization) period	-	-	-	-	4
Total net assets	$ 50,532	$ 28,509	$ 58,033	$ 6,248	$ 4
Total number of shares	2,060,867	1,673,089	2,963,899	303,138	104
Cost of shares	$ 43,484	$ 24,473	$ 53,271	$ 5,835	$ 4

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Oppenheimer Global Securities	Oppenheimer Main Street®	Oppenheimer Strategic Bond	Pax World Balanced	Pioneer Equity Income
Assets					
Investments in mutual funds					
at fair value	$ 251,043	$ 32	$ 32,607	$ 3,605	$ 10,691
Total assets	251,043	32	32,607	3,605	10,691
Net assets	$ 251,043	$ 32	$ 32,607	$ 3,605	$ 10,691
Net assets					
Accumulation units	$ 251,043	$ -	$ 32,599	$ 3,605	$ 10,691
Contracts in payout (annuitization)					
period	-	32	8	-	-
Total net assets	$ 251,043	$ 32	$ 32,607	$ 3,605	$ 10,691
Total number of shares	10,009,688	1,654	6,456,746	174,340	590,971
Cost of shares	$ 216,222	$ 30	$ 30,196	$ 3,384	$ 9,413

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Pioneer Fund	Pioneer Mid Cap Value
Assets		
Investments in mutual funds		
at fair value	$ 1,522	$ 11,735
Total assets	1,522	11,735
Net assets	$ 1,522	$ 11,735
Net assets		
Accumulation units	$ 1,522	$ 11,735
Contracts in payout (annuitization) period	-	-
Total net assets	$ 1,522	$ 11,735
Total number of shares	81,385	573,254
Cost of shares	$ 1,319	$ 10,247

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity	American Century® Income & Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ 386	$ -	$ 58	$ 27
Total investment income	-	386	-	58	27
Expenses:					
Mortality and expense risk and other charges	186	405	152	187	17
Total expenses	186	405	152	187	17
Net investment income (loss)	(186)	(19)	(152)	(129)	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,465)	(2,551)	(2,355)	(1,545)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,465)	(2,551)	(2,355)	(1,545)	(1)
Net unrealized appreciation (depreciation) of investments	8,085	10,595	6,249	5,662	440
Net increase (decrease) in net assets resulting from operations	$ 4,434	$ 8,025	$ 3,742	$ 3,988	$ 449

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Baron Growth	Calvert Social Balanced	Chapman DEM® Equity	Evergreen Special Values	Fidelity® VIP Asset Manager^SM
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,073	$ -	$ -	$ 694
Total investment income	-	1,073	-	-	694
Expenses:					
Mortality and expense risk and other charges	-	553	-	118	199
Total expenses	-	553	-	118	199
Net investment income (loss)	-	520	-	(118)	495
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(538)	-	(267)	(405)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(538)	-	(267)	(405)
Net unrealized appreciation (depreciation) of investments	-	9,048	-	4,137	3,010
Net increase (decrease) in net assets resulting from operations	$ -	$ 9,030	$ -	$ 3,752	$ 3,100

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500
Net investment income (loss)					
Income:					
Dividends	$ 1,892	$ 4,318	$ 797	$ 291	$ 1,161
Total investment income	1,892	4,318	797	291	1,161
Expenses:					
Mortality and expense risk and other charges	4,697	2,720	3,337	62	842
Total expenses	4,697	2,720	3,337	62	842
Net investment income (loss)	(2,805)	1,598	(2,540)	229	319
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,957	(2,223)	(8,623)	942	(4,305)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2,957	(2,223)	(8,623)	942	(4,305)
Net unrealized appreciation (depreciation) of investments	112,756	70,405	98,646	154	24,674
Net increase (decrease) in net assets resulting from operations	$ 112,908	$ 69,780	$ 7,483	$ 1,325	$ 20,688

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Overseas	Franklin Small Cap Value Securities	The Growth Fund of America® - Class A	ING GET Fund - Series D	ING GET Fund - Series E
Net investment income (loss)					
Income:					
Dividends	$ 111	$ 23	$ -	$ 7,793	$ 3,807
Total investment income	111	23	-	7,793	3,807
Expenses:					
Mortality and expense risk and other charges	202	116	2	2,604	1,263
Total expenses	202	116	2	2,604	1,263
Net investment income (loss)	(91)	(93)	(2)	5,189	2,544
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6,761	452	8	(7,603)	(905)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	6,761	452	8	(7,603)	(905)
Net unrealized appreciation (depreciation) of investments	2,791	2,979	-	2,750	(405)
Net increase (decrease) in net assets resulting from operations	$ 9,461	$ 3,338	$ 6	$ 336	$ 1,234

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K
Net investment income (loss)					
Income:					
Dividends	$ 1,111	$ 857	$ 39	$ 14	$ 58
Total investment income	1,111	857	39	14	58
Expenses:					
Mortality and expense risk and other charges	387	294	20	7	24
Total expenses	387	294	20	7	24
Net investment income (loss)	724	563	19	7	34
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(150)	(25)	-	(1)	7
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(150)	(25)	-	(1)	7
Net unrealized appreciation (depreciation) of investments	(350)	(191)	(4)	(2)	(23)
Net increase (decrease) in net assets resulting from operations	$ 224	$ 347	$ 15	$ 4	$ 18

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S	ING VP Balanced	ING VP Bond
Net investment income (loss)					
Income:					
Dividends	$ 42	$ -	$ 38	$ 12,352	$ 7,461
Total investment income	42	-	38	12,352	7,461
Expenses:					
Mortality and expense risk and other charges	15	61	503	6,762	4,806
Total expenses	15	61	503	6,762	4,806
Net investment income (loss)	27	(61)	(465)	5,590	2,655
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	30	381	(20,852)	6,513
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	30	381	(20,852)	6,513
Net unrealized appreciation (depreciation) of investments	(3)	213	1,679	114,905	12,637
Net increase (decrease) in net assets resulting from operations	$ 24	$ 182	$ 1,595	$ 99,643	$ 21,805

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Emerging Markets	ING VP Money Market	ING VP Natural Resources	ING MFS Total Return	ING T. Rowe Price Equity Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5,601	$ -	$ 37	$ 5
Total investment income	-	5,601	-	37	5
Expenses:					
Mortality and expense risk and other charges	61	3,007	123	21	7
Total expenses	61	3,007	123	21	7
Net investment income (loss)	(61)	2,594	(123)	16	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,993	(2,912)	(744)	(1)	23
Capital gains distributions	-	-	-	-	2
Total realized gain (loss) on investments and capital gains distributions	1,993	(2,912)	(744)	(1)	25
Net unrealized appreciation (depreciation) of investments	669	151	4,001	403	167
Net increase (decrease) in net assets resulting from operations	$ 2,601	$ (167)	$ 3,134	$ 418	$ 190

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING DSI Enhanced Index	ING Alger Aggressive Growth - Initial Class	ING Alger Aggressive Growth - Service Class	ING Alger Growth	ING American Century Small Cap Value
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ -	$ -	$ 7
Total investment income	3	-	-	-	7
Expenses:					
Mortality and expense risk and other charges	4	-	41	11	40
Total expenses	4	-	41	11	40
Net investment income (loss)	(1)	-	(41)	(11)	(33)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16	3	306	47	44
Capital gains distributions	-	-	-	-	157
Total realized gain (loss) on investments and capital gains distributions	16	3	306	47	201
Net unrealized appreciation (depreciation) of investments	85	3	848	249	960
Net increase (decrease) in net assets resulting from operations	$ 100	$ 6	$ 1,113	$ 285	$ 1,128

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan Fleming International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,151	$ 11	$ 272
Total investment income	-	-	1,151	11	272
Expenses:					
Mortality and expense risk and other charges	87	6	1,146	23	1,404
Total expenses	87	6	1,146	23	1,404
Net investment income (loss)	(87)	(6)	5	(12)	(1,132)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	175	10	13,443	66	(9,998)
Capital gains distributions	-	-	-	27	-
Total realized gain (loss) on investments and capital gains distributions	175	10	13,443	93	(9,998)
Net unrealized appreciation (depreciation) of investments	2,280	112	19,848	486	43,736
Net increase (decrease) in net assets resulting from operations	$ 2,368	$ 116	$ 33,296	$ 567	$ 32,606

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING MFS Global Growth	ING MFS Research Equity	ING OpCap Balanced Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ 704	$ 79	$ 845	$ -
Total investment income	-	704	79	845	-
Expenses:					
Mortality and expense risk and other charges	7	1,277	36	282	2,138
Total expenses	7	1,277	36	282	2,138
Net investment income (loss)	(7)	(573)	43	563	(2,138)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	99	(8,730)	69	655	(11,102)
Capital gains distributions	-	-	-	179	-
Total realized gain (loss) on investments and capital gains distributions	99	(8,730)	69	834	(11,102)
Net unrealized appreciation (depreciation) of investments	116	34,528	692	(744)	76,768
Net increase (decrease) in net assets resulting from operations	$ 208	$ 25,225	$ 804	$ 653	$ 63,528

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Growth Equity	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock
Net investment income (loss)					
Income:					
Dividends	$ 67	$ 16	$ 317	$ 1	$ 179
Total investment income	67	16	317	1	179
Expenses:					
Mortality and expense risk and other charges	41	24	2,087	7	167
Total expenses	41	24	2,087	7	167
Net investment income (loss)	26	(8)	(1,770)	(6)	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	209	25	(1,850)	42	(57)
Capital gains distributions	-	-	-	-	511
Total realized gain (loss) on investments and capital gains distributions	209	25	(1,850)	42	454
Net unrealized appreciation (depreciation) of investments	900	574	55,811	116	3,979
Net increase (decrease) in net assets resulting from operations	$ 1,135	$ 591	$ 52,191	$ 152	$ 4,445

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income	ING GET US Core - Series 1
Net investment income (loss)					
Income:					
Dividends	$ 789	$ 555	$ 752	$ -	$ -
Total investment income	789	555	752	-	-
Expenses:					
Mortality and expense risk and other charges	563	662	341	23,918	11
Total expenses	563	662	341	23,918	11
Net investment income (loss)	226	(107)	411	(23,918)	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(840)	(1,375)	(527)	(425,719)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(840)	(1,375)	(527)	(425,719)	-
Net unrealized appreciation (depreciation) of investments	9,405	14,356	3,834	928,479	79
Net increase (decrease) in net assets resulting from operations	$ 8,791	$ 12,874	$ 3,718	$ 478,842	$ 68

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING GET US Core - Series 2	ING GET US Core - Series 3	ING VP Technology	ING VP Growth	ING VP Index Plus LargeCap
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 4,597
Total investment income	-	-	-	-	4,597
Expenses:					
Mortality and expense risk and other charges	24	-	329	881	4,453
Total expenses	24	-	329	881	4,453
Net investment income (loss)	(24)	-	(329)	(881)	144
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(1,973)	(11,268)	(12,981)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1,973)	(11,268)	(12,981)
Net unrealized appreciation (depreciation) of investments	154	-	13,749	34,025	110,816
Net increase (decrease) in net assets resulting from operations	$ 130	$ -	$ 11,447	$ 21,876	$ 97,979

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity
Net investment income (loss)					
Income:					
Dividends	$ 741	$ 129	$ 102	$ 349	$ 956
Total investment income	741	129	102	349	956
Expenses:					
Mortality and expense risk and other charges	1,772	688	99	1,347	1,233
Total expenses	1,772	688	99	1,347	1,233
Net investment income (loss)	(1,031)	(559)	3	(998)	(277)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,145)	(56)	1,452	(9,972)	(8,337)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,145)	(56)	1,452	(9,972)	(8,337)
Net unrealized appreciation (depreciation) of investments	52,581	21,801	1,316	52,820	34,754
Net increase (decrease) in net assets resulting from operations	$ 49,405	$ 21,186	$ 2,771	$ 41,850	$ 26,140

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Growth Opportunities	ING VP International Value	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities
Net investment income (loss)					
Income:					
Dividends	$ -	$ 270	$ 11	$ -	$ -
Total investment income	-	270	11	-	-
Expenses:					
Mortality and expense risk and other charges	6	200	10	23	30
Total expenses	6	200	10	23	30
Net investment income (loss)	(6)	70	1	(23)	(30)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	38	(610)	(41)	155	(356)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	38	(610)	(41)	155	(356)
Net unrealized appreciation (depreciation) of investments	123	6,551	315	495	1,518
Net increase (decrease) in net assets resulting from operations	$ 155	$ 6,011	$ 275	$ 627	$ 1,132

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Janus Aspen Balanced	Janus Aspen Capital Appreciation	Janus Aspen Flexible Income	Janus Aspen Growth	Janus Aspen Mid Cap Growth
Net investment income (loss)					
Income:					
Dividends	$ 8,211	$ 7	$ 4,406	$ 197	$ -
Total investment income	8,211	7	4,406	197	-
Expenses:					
Mortality and expense risk and other charges	3,886	29	975	2,246	4,273
Total expenses	3,886	29	975	2,246	4,273
Net investment income (loss)	4,325	(22)	3,431	(2,049)	(4,273)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,890	(25)	2,292	(15,905)	(55,409)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	4,890	(25)	2,292	(15,905)	(55,409)
Net unrealized appreciation (depreciation) of investments	36,186	573	(960)	76,212	179,054
Net increase (decrease) in net assets resulting from operations	$ 45,401	$ 526	$ 4,763	$ 58,258	$ 119,372

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Janus Aspen Worldwide Growth	Janus Twenty	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value - Class A	Lord Abbett Mid-Cap Value - Class VC
Net investment income (loss)					
Income:					
Dividends	$ 5,588	$ 3	$ 291	$ -	$ 129
Total investment income	5,588	3	291	-	129
Expenses:					
Mortality and expense risk and					
other charges	5,311	5	275	-	181
Total expenses	5,311	5	275	-	181
Net investment income (loss)	277	(2)	16	-	(52)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(17,365)	(39)	(40)	(2)	(233)
Capital gains distributions	-	-	-	-	266
Total realized gain (loss) on investments					
and capital gains distributions	(17,365)	(39)	(40)	(2)	33
Net unrealized appreciation					
(depreciation) of investments	123,499	143	7,960	-	4,466
Net increase (decrease) in net assets					
resulting from operations	$ 106,411	$ 102	$ 7,936	$ (2)	$ 4,447

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	MFS® Total Return	Oppenheimer Developing Markets	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street®
Net investment income (loss)					
Income:					
Dividends	$ 807	$ 172	$ -	$ 1,017	$ -
Total investment income	807	172	-	1,017	-
Expenses:					
Mortality and expense risk and					
other charges	513	26	-	1,577	-
Total expenses	513	26	-	1,577	-
Net investment income (loss)	294	146	-	(560)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(263)	1,051	-	(6,014)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(263)	1,051	-	(6,014)	-
Net unrealized appreciation					
(depreciation) of investments	7,216	383	1	67,124	7
Net increase (decrease) in net assets					
resulting from operations	$ 7,247	$ 1,580	$ 1	$ 60,550	$ 7

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Oppenheimer Strategic Bond	Pax World Balanced	Pioneer Equity Income	Pioneer Fund	Pioneer Mid Cap Value
Net investment income (loss)					
Income:					
Dividends	$ 1,372	$ 27	$ 173	$ 11	$ 11
Total investment income	1,372	27	173	11	11
Expenses:					
Mortality and expense risk and other charges	262	21	68	9	49
Total expenses	262	21	68	9	49
Net investment income (loss)	1,110	6	105	2	(38)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	969	(35)	(9)	(3)	85
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	969	(35)	(9)	(3)	85
Net unrealized appreciation (depreciation) of investments	1,931	385	1,446	219	1,583
Net increase (decrease) in net assets resulting from operations	$ 4,010	$ 356	$ 1,542	$ 218	$ 1,630

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Templeton Foreign
Net investment income (loss)	
Income:	
Dividends	$ -
Total investment income	-
Expenses:	
Mortality and expense risk and other changes	6
Total expenses	6
Net investment income (loss)	(6)
Realized and unrealized gain (loss) on investments	
Net realized gain (loss) on investments	-
Capital gains distributions	-
Total realized gain (loss) on investments and capital gains distributions	-
Net unrealized appreciation (depreciation) of investments	-
Net increase (decrease) in net assets resulting from operations	$ (6)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity
Net assets at January 1, 2002	$ 19,027	$ 44,279	$ 15,568	$ 22,335
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(182)	(300)	(145)	(133)
Net realized gain (loss) on investments and capital gains distributions	(3,280)	(5,332)	(5,230)	(3,658)
Net unrealized appreciation (depreciation) during the year	(1,536)	(1,623)	110	(3,591)
Net increase (decrease) in net assets from operations	(4,998)	(7,255)	(5,265)	(7,382)
Changes from principal transactions:				
Total unit transactions	1,273	(2,296)	1,100	1,024
Net increase (decrease) in assets derived from principal transactions	1,273	(2,296)	1,100	1,024
Total increase (decrease) in net assets	(3,725)	(9,551)	(4,165)	(6,358)
Net assets at December 31, 2002	15,302	34,728	11,403	15,977
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(186)	(19)	(152)	(129)
Net realized gain (loss) on investments and capital gains distributions	(3,465)	(2,551)	(2,355)	(1,545)
Net unrealized appreciation (depreciation) during the year	8,085	10,595	6,249	5,662
Net increase (decrease) in net assets from operations	4,434	8,025	3,742	3,988
Changes from contract transactions:				
Total unit transactions	826	(231)	1,910	1,076
Net increase (decrease) in assets derived from principal transactions	826	(231)	1,910	1,076
Total increase (decrease) in net assets	5,260	7,794	5,652	5,064
Net assets at December 31, 2003	$ 20,562	$ 42,522	$ 17,055	$ 21,041

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	American Century® Income & Growth	Baron Growth	Calvert Social Balanced	Chapman DEM® Equity
Net assets at January 1, 2002	$ 629	$ -	$ 58,340	$ 92
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	-	904	(1)
Net realized gain (loss) on investments and capital gains distributions	(138)	-	(504)	(38)
Net unrealized appreciation (depreciation) during the year	(89)	-	(8,105)	(8)
Net increase (decrease) in net assets from operations	(225)	-	(7,705)	(47)
Changes from principal transactions:				
Total unit transactions	748	-	(869)	6
Net increase (decrease) in assets derived from principal transactions	748	-	(869)	6
Total increase (decrease) in net assets	523	-	(8,574)	(41)
Net assets at December 31, 2002	1,152	-	49,766	51
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	10	-	520	-
Net realized gain (loss) on investments and capital gains distributions	(1)	-	(538)	-
Net unrealized appreciation (depreciation) during the year	440	-	9,048	-
Net increase (decrease) in net assets from operations	449	-	9,030	-
Changes from contract transactions:				
Total unit transactions	890	-	1,780	(51)
Net increase (decrease) in assets derived from principal transactions	890	-	1,780	(51)
Total increase (decrease) in net assets	1,339	-	10,810	(51)
Net assets at December 31, 2003	$ 2,491	$ -	$ 60,576	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Evergreen Special Values	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Net assets at January 1, 2002	$ 3,926	$ 21,589	$ 375,287	$ 237,314
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(78)	591	(1,051)	1,285
Net realized gain (loss) on investments and capital gains distributions	144	(684)	3,613	3,748
Net unrealized appreciation (depreciation) during the year	(1,182)	(2,082)	(44,845)	(54,582)
Net increase (decrease) in net assets from operations	(1,116)	(2,175)	(42,283)	(49,549)
Changes from principal transactions:				
Total unit transactions	6,557	(1,179)	49,352	39,130
Net increase (decrease) in assets derived from principal transactions	6,557	(1,179)	49,352	39,130
Total increase (decrease) in net assets	5,441	(3,354)	7,069	(10,419)
Net assets at December 31, 2002	9,367	18,235	382,356	226,895
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(118)	495	(2,805)	1,598
Net realized gain (loss) on investments and capital gains distributions	(267)	(405)	2,957	(2,223)
Net unrealized appreciation (depreciation) during the year	4,137	3,010	112,756	70,405
Net increase (decrease) in net assets from operations	3,752	3,100	112,908	69,780
Changes from contract transactions:				
Total unit transactions	4,019	392	69,108	31,145
Net increase (decrease) in assets derived from principal transactions	4,019	392	69,108	31,145
Total increase (decrease) in net assets	7,771	3,492	182,016	100,925
Net assets at December 31, 2003	$ 17,138	$ 21,727	$ 564,372	$ 327,820

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Overseas
Net assets at January 1, 2002	$ 388,351	$ 2,694	$ 96,097	$ 14,766
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,706)	238	259	(63)
Net realized gain (loss) on investments and capital gains distributions	(3,719)	(295)	(5,339)	(1,464)
Net unrealized appreciation (depreciation) during the year	(119,138)	132	(17,808)	234
Net increase (decrease) in net assets from operations	(125,563)	75	(22,888)	(1,293)
Changes from principal transactions:				
Total unit transactions	14,956	800	(541)	603
Net increase (decrease) in assets derived from principal transactions	14,956	800	(541)	603
Total increase (decrease) in net assets	(110,607)	875	(23,429)	(690)
Net assets at December 31, 2002	277,744	3,569	72,668	14,076
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,540)	229	319	(91)
Net realized gain (loss) on investments and capital gains distributions	(8,623)	942	(4,305)	6,761
Net unrealized appreciation (depreciation) during the year	98,646	154	24,674	2,791
Net increase (decrease) in net assets from operations	87,483	1,325	20,688	9,461
Changes from contract transactions:				
Total unit transactions	14,969	2,398	7,690	6,804
Net increase (decrease) in assets derived from principal transactions	14,969	2,398	7,690	6,804
Total increase (decrease) in net assets	102,452	3,723	28,378	16,265
Net assets at December 31, 2003	$ 380,196	$ 7,292	$ 101,046	$ 30,341

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Franklin Small Cap Value Securities	The Growth Fund of America® - Class A	ING GET Fund - Series D	ING GET Fund - Series E
Net assets at January 1, 2002	$ 130	$ -	$ 288,294	$ 118,197
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(23)	-	7,760	2,971
Net realized gain (loss) on investments and capital gains distributions	(281)	-	(3,074)	(463)
Net unrealized appreciation (depreciation) during the year	(1,170)	-	(6,395)	396
Net increase (decrease) in net assets from operations	(1,474)	-	(1,709)	2,904
Changes from principal transactions:				
Total unit transactions	9,295	-	(52,519)	(16,658)
Net increase (decrease) in assets derived from principal transactions	9,295	-	(52,519)	(16,658)
Total increase (decrease) in net assets	7,821	-	(54,228)	(13,754)
Net assets at December 31, 2002	7,951	-	234,066	104,443
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(93)	(2)	5,189	2,544
Net realized gain (loss) on investments and capital gains distributions	452	8	(7,603)	(905)
Net unrealized appreciation (depreciation) during the year	2,979	-	2,750	(405)
Net increase (decrease) in net assets from operations	3,338	6	336	1,234
Changes from contract transactions:				
Total unit transactions	4,594	(6)	(81,633)	(26,021)
Net increase (decrease) in assets derived from principal transactions	4,594	(6)	(81,633)	(26,021)
Total increase (decrease) in net assets	7,932	-	(81,297)	(24,787)
Net assets at December 31, 2003	$ 15,883	$ -	$ 152,769	$ 79,656

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J
Net assets at January 1, 2002	$ 33,746	$ 25,808	$ 1,252	$ 381
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	779	548	22	7
Net realized gain (loss) on investments and capital gains distributions	(98)	(19)	(1)	-
Net unrealized appreciation (depreciation) during the year	396	262	21	9
Net increase (decrease) in net assets from operations	1,077	791	42	16
Changes from principal transactions:				
Total unit transactions	(5,067)	(3,317)	(104)	(3)
Net increase (decrease) in assets derived from principal transactions	(5,067)	(3,317)	(104)	(3)
Total increase (decrease) in net assets	(3,990)	(2,526)	(62)	13
Net assets at December 31, 2002	29,756	23,282	1,190	394
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	724	563	19	7
Net realized gain (loss) on investments and capital gains distributions	(150)	(25)	-	(1)
Net unrealized appreciation (depreciation) during the year	(350)	(191)	(4)	(2)
Net increase (decrease) in net assets from operations	224	347	15	4
Changes from contract transactions:				
Total unit transactions	(6,149)	(5,094)	(113)	(12)
Net increase (decrease) in assets derived from principal transactions	(6,149)	(5,094)	(113)	(12)
Total increase (decrease) in net assets	(5,925)	(4,747)	(98)	(8)
Net assets at December 31, 2003	$ 23,831	$ 18,535	$ 1,092	$ 386

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S
Net assets at January 1, 2002	$ 2,275	$ 1,305	$ 3,642	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	30	(15)	40	84
Net realized gain (loss) on investments and capital gains				
distributions	(1)	(4)	1	1
Net unrealized appreciation (depreciation) during the year	61	33	15	251
Net increase (decrease) in net assets from operations	90	14	56	336
Changes from principal transactions:				
Total unit transactions	(317)	(132)	1,333	46,222
Net increase (decrease) in assets derived from				
principal transactions	(317)	(132)	1,333	46,222
Total increase (decrease) in net assets	(227)	(118)	1,389	46,558
Net assets at December 31, 2002	2,048	1,187	5,031	46,558
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	34	27	(61)	(465)
Net realized gain (loss) on investments and capital gains				
distributions	7	-	30	381
Net unrealized appreciation (depreciation) during the year	(23)	(3)	213	1,679
Net increase (decrease) in net assets from operations	18	24	182	1,595
Changes from contract transactions:				
Total unit transactions	(330)	(162)	(828)	(15,492)
Net increase (decrease) in assets derived from				
principal transactions	(330)	(162)	(828)	(15,492)
Total increase (decrease) in net assets	(312)	(138)	(646)	(13,897)
Net assets at December 31, 2003	$ 1,736	$ 1,049	$ 4,385	$ 32,661

The accompanying notes are an integral part of these financial statements.

48

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Balanced	ING VP Bond	ING VP Emerging Markets	ING VP Money Market
Net assets at January 1, 2002	$ 768,043	$ 409,596	$ 5,519	$ 374,569
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(329)	9,352	(60)	10,481
Net realized gain (loss) on investments and capital gains				
distributions	(34,344)	3,536	(12)	(7,043)
Net unrealized appreciation (depreciation) during the year	(50,314)	16,434	(365)	(1,172)
Net increase (decrease) in net assets from operations	(84,987)	29,322	(437)	2,266
Changes from principal transactions:				
Total unit transactions	(85,131)	19,260	(62)	(7,989)
Net increase (decrease) in assets derived from				
principal transactions	(85,131)	19,260	(62)	(7,989)
Total increase (decrease) in net assets	(170,118)	48,582	(499)	(5,723)
Net assets at December 31, 2002	597,925	458,178	5,020	368,846
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5,590	2,655	(61)	2,594
Net realized gain (loss) on investments and capital gains				
distributions	(20,852)	6,513	1,993	(2,912)
Net unrealized appreciation (depreciation) during the year	114,905	12,637	669	151
Net increase (decrease) in net assets from operations	99,643	21,805	2,601	(167)
Changes from contract transactions:				
Total unit transactions	(38,198)	(71,798)	551	(111,202)
Net increase (decrease) in assets derived from				
principal transactions	(38,198)	(71,798)	551	(111,202)
Total increase (decrease) in net assets	61,445	(49,993)	3,152	(111,369)
Net assets at December 31, 2003	$ 659,370	$ 408,185	$ 8,172	$ 257,477

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Natural Resources	ING MFS Total Return	ING T. Rowe Price Equity Income	ING DSI Enhanced Index
Net assets at January 1, 2002	$ 12,751	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(108)	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(496)	-	-	(5)
Net unrealized appreciation (depreciation) during the year	60	-	-	(3)
Net increase (decrease) in net assets from operations	(544)	-	-	(8)
Changes from principal transactions:				
Total unit transactions	(310)	-	-	134
Net increase (decrease) in assets derived from principal transactions	(310)	-	-	134
Total increase (decrease) in net assets	(854)	-	-	126
Net assets at December 31, 2002	11,897	-	-	126
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(123)	16	(2)	(1)
Net realized gain (loss) on investments and capital gains distributions	(744)	(1)	25	16
Net unrealized appreciation (depreciation) during the year	4,001	403	167	85
Net increase (decrease) in net assets from operations	3,134	418	190	100
Changes from contract transactions:				
Total unit transactions	(1,060)	7,871	1,953	574
Net increase (decrease) in assets derived from principal transactions	(1,060)	7,871	1,953	574
Total increase (decrease) in net assets	2,074	8,289	2,143	674
Net assets at December 31, 2003	$ 13,971	$ 8,289	$ 2,143	$ 800

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING Alger Aggressive Growth - Initial Class	ING Alger Aggressive Growth - Service Class	ING Alger Growth	ING American Century Small Cap Value
Net assets at January 1, 2002	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(4)	(1)	(8)
Net realized gain (loss) on investments and capital gains distributions	-	(32)	(3)	(121)
Net unrealized appreciation (depreciation) during the year	-	(45)	(14)	(29)
Net increase (decrease) in net assets from operations	-	(81)	(18)	(158)
Changes from principal transactions:				
Total unit transactions	-	983	273	1,992
Net increase (decrease) in assets derived from principal transactions	-	983	273	1,992
Total increase (decrease) in net assets	-	902	255	1,834
Net assets at December 31, 2002	-	902	255	1,834
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(41)	(11)	(33)
Net realized gain (loss) on investments and capital gains distributions	3	306	47	201
Net unrealized appreciation (depreciation) during the year	3	848	249	960
Net increase (decrease) in net assets from operations	6	1,113	285	1,128
Changes from contract transactions:				
Total unit transactions	10	7,405	1,654	3,345
Net increase (decrease) in assets derived from principal transactions	10	7,405	1,654	3,345
Total increase (decrease) in net assets	16	8,518	1,939	4,473
Net assets at December 31, 2003	$ 16	$ 9,420	$ 2,194	$ 6,307

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan Fleming International	ING JPMorgan Mid Cap Value
Net assets at January 1, 2002	$ -	$ -	$ 145,566	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(12)	(1)	(570)	(3)
Net realized gain (loss) on investments and capital gains distributions	(92)	(5)	(16,744)	(24)
Net unrealized appreciation (depreciation) during the year	12	(13)	(1,963)	26
Net increase (decrease) in net assets from operations	(92)	(19)	(19,277)	(1)
Changes from principal transactions:				
Total unit transactions	3,331	366	(18,450)	1,039
Net increase (decrease) in assets derived from principal transactions	3,331	366	(18,450)	1,039
Total increase (decrease) in net assets	3,239	347	(37,727)	1,038
Net assets at December 31, 2002	3,239	347	107,839	1,038
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(87)	(6)	5	(12)
Net realized gain (loss) on investments and capital gains distributions	175	10	13,443	93
Net unrealized appreciation (depreciation) during the year	2,280	112	19,848	486
Net increase (decrease) in net assets from operations	2,368	116	33,296	567
Changes from contract transactions:				
Total unit transactions	9,650	364	(14,631)	2,394
Net increase (decrease) in assets derived from principal transactions	9,650	364	(14,631)	2,394
Total increase (decrease) in net assets	12,018	480	18,665	2,961
Net assets at December 31, 2003	$ 15,257	$ 827	$ 126,504	$ 3,999

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING MFS Capital Opportunities	ING MFS Global Growth	ING MFS Research Equity	ING OpCap Balanced Value
Net assets at January 1, 2002	$ 216,006	$ -	$ 172,262	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,732)	(1)	(1,247)	(1)
Net realized gain (loss) on investments and capital gains distributions	(12,396)	(6)	(9,552)	(1)
Net unrealized appreciation (depreciation) during the year	(50,689)	(5)	(32,213)	18
Net increase (decrease) in net assets from operations	(64,817)	(12)	(43,012)	16
Changes from principal transactions:				
Total unit transactions	(22,039)	214	(14,758)	499
Net increase (decrease) in assets derived from principal transactions	(22,039)	214	(14,758)	499
Total increase (decrease) in net assets	(86,856)	202	(57,770)	515
Net assets at December 31, 2002	129,150	202	114,492	515
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,132)	(7)	(573)	43
Net realized gain (loss) on investments and capital gains distributions	(9,998)	99	(8,730)	69
Net unrealized appreciation (depreciation) during the year	43,736	116	34,528	692
Net increase (decrease) in net assets from operations	32,606	208	25,225	804
Changes from contract transactions:				
Total unit transactions	(10,259)	884	(11,642)	7,864
Net increase (decrease) in assets derived from principal transactions	(10,259)	884	(11,642)	7,864
Total increase (decrease) in net assets	22,347	1,092	13,583	8,668
Net assets at December 31, 2003	$ 151,497	$ 1,294	$ 128,075	$ 9,183

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value
Net assets at January 1, 2002	$ -	$ 305,237	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	159	(2,396)	(1)	(2)
Net realized gain (loss) on investments and capital gains distributions	205	(13,796)	(8)	(16)
Net unrealized appreciation (depreciation) during the year	190	(90,736)	(4)	(17)
Net increase (decrease) in net assets from operations	554	(106,928)	(13)	(35)
Changes from principal transactions:				
Total unit transactions	15,725	(22,382)	257	670
Net increase (decrease) in assets derived from principal transactions	15,725	(22,382)	257	670
Total increase (decrease) in net assets	16,279	(129,310)	244	635
Net assets at December 31, 2002	16,279	175,927	244	635
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	563	(2,138)	26	(8)
Net realized gain (loss) on investments and capital gains distributions	834	(11,102)	209	25
Net unrealized appreciation (depreciation) during the year	(744)	76,768	900	574
Net increase (decrease) in net assets from operations	653	63,528	1,135	591
Changes from contract transactions:				
Total unit transactions	14,295	329	8,035	2,793
Net increase (decrease) in assets derived from principal transactions	14,295	329	8,035	2,793
Total increase (decrease) in net assets	14,948	63,857	9,170	3,384
Net assets at December 31, 2003	$ 31,227	$ 239,784	$ 9,414	$ 4,019

The accompanying notes are an integral part of these financial statements.

54

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING T. Rowe Price Growth Equity	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Strategic Allocation Balanced
Net assets at January 1, 2002	$ 223,753	$ -	$ -	$ 57,038
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,678)	(2)	3	770
Net realized gain (loss) on investments and capital gains distributions	(2,973)	(12)	(9)	(1,102)
Net unrealized appreciation (depreciation) during the year	(50,934)	(4)	(380)	(5,687)
Net increase (decrease) in net assets from operations	(55,585)	(18)	(386)	(6,019)
Changes from principal transactions:				
Total unit transactions	1,721	492	8,561	(3,173)
Net increase (decrease) in assets derived from principal transactions	1,721	492	8,561	(3,173)
Total increase (decrease) in net assets	(53,864)	474	8,175	(9,192)
Net assets at December 31, 2002	169,889	474	8,175	47,846
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,770)	(6)	12	226
Net realized gain (loss) on investments and capital gains distributions	(1,850)	42	454	(840)
Net unrealized appreciation (depreciation) during the year	55,811	116	3,979	9,405
Net increase (decrease) in net assets from operations	52,191	152	4,445	8,791
Changes from contract transactions:				
Total unit transactions	24,523	285	19,398	1,809
Net increase (decrease) in assets derived from principal transactions	24,523	285	19,398	1,809
Total increase (decrease) in net assets	76,714	437	23,843	10,600
Net assets at December 31, 2003	$ 246,603	$ 911	$ 32,018	$ 58,446

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income	ING GET U.S. Core Series 1
Net assets at January 1, 2002	$ 67,010	$ 37,096	$ 3,399,498	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	391	801	(7,432)	-
Net realized gain (loss) on investments and capital gains distributions	(1,462)	(970)	(453,546)	-
Net unrealized appreciation (depreciation) during the year	(8,838)	(1,819)	(363,307)	-
Net increase (decrease) in net assets from operations	(9,909)	(1,988)	(824,285)	-
Changes from principal transactions:				
Total unit transactions	(1,055)	(3,498)	(433,795)	-
Net increase (decrease) in assets derived from principal transactions	(1,055)	(3,498)	(433,795)	-
Total increase (decrease) in net assets	(10,964)	(5,486)	(1,258,080)	-
Net assets at December 31, 2002	56,046	31,610	2,141,418	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(107)	411	(23,918)	(11)
Net realized gain (loss) on investments and capital gains distributions	(1,375)	(527)	(425,719)	-
Net unrealized appreciation (depreciation) during the year	14,356	3,834	928,479	79
Net increase (decrease) in net assets from operations	12,874	3,718	478,842	68
Changes from contract transactions:				
Total unit transactions	913	(1,491)	(309,293)	2,310
Net increase (decrease) in assets derived from principal transactions	913	(1,491)	(309,293)	2,310
Total increase (decrease) in net assets	13,787	2,227	169,549	2,378
Net assets at December 31, 2003	$ 69,833	$ 33,837	$ 2,310,967	$ 2,378

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET U.S. Core Series 2	ING GET U.S. Core Series 3	ING VP Technology	ING VP Growth
Net assets at January 1, 2002	$ -	$ -	$ 31,754	$ 120,765
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(297)	(1,011)
Net realized gain (loss) on investments and capital gains distributions	-	-	(19,418)	(10,292)
Net unrealized appreciation (depreciation) during the year	-	-	3,470	(23,361)
Net increase (decrease) in net assets from operations	-	-	(16,245)	(34,664)
Changes from principal transactions:				
Total unit transactions	-	-	7,492	(9,562)
Net increase (decrease) in assets derived from principal transactions	-	-	7,492	(9,562)
Total increase (decrease) in net assets	-	-	(8,753)	(44,226)
Net assets at December 31, 2002	-	-	23,001	76,539
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(24)	-	(329)	(881)
Net realized gain (loss) on investments and capital gains distributions	-	-	(1,973)	(11,268)
Net unrealized appreciation (depreciation) during the year	154	-	13,749	34,025
Net increase (decrease) in net assets from operations	130	-	11,447	21,876
Changes from contract transactions:				
Total unit transactions	20,509	207	12,847	(2,443)
Net increase (decrease) in assets derived from principal transactions	20,509	207	12,847	(2,443)
Total increase (decrease) in net assets	20,639	207	24,294	19,433
Net assets at December 31, 2003	$ 20,639	$ 207	$ 47,295	$ 95,972

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity
Net assets at January 1, 2002	$ 459,606	$ 88,491	$ 28,860	$ 10,978
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3,404)	(817)	(425)	(80)
Net realized gain (loss) on investments and capital gains distributions	(14,024)	(2,147)	(494)	(2,402)
Net unrealized appreciation (depreciation) during the year	(92,339)	(20,160)	(9,009)	(405)
Net increase (decrease) in net assets from operations	(109,767)	(23,124)	(9,928)	(2,887)
Changes from principal transactions:				
Total unit transactions	28,621	78,894	35,647	157
Net increase (decrease) in assets derived from principal transactions	28,621	78,894	35,647	157
Total increase (decrease) in net assets	(81,146)	55,770	25,719	(2,730)
Net assets at December 31, 2002	378,460	144,261	54,579	8,248
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	144	(1,031)	(559)	3
Net realized gain (loss) on investments and capital gains distributions	(12,981)	(2,145)	(56)	1,452
Net unrealized appreciation (depreciation) during the year	110,816	52,581	21,801	1,316
Net increase (decrease) in net assets from operations	97,979	49,405	21,186	2,771
Changes from contract transactions:				
Total unit transactions	26,982	40,095	18,166	914
Net increase (decrease) in assets derived from principal transactions	26,982	40,095	18,166	914
Total increase (decrease) in net assets	124,961	89,500	39,352	3,685
Net assets at December 31, 2003	$ 503,421	$ 233,761	$ 93,931	$ 11,933

The accompanying notes are an integral part of these financial statements.

58

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Small Company	ING VP Value Opportunity	ING VP Growth Opportunities	ING VP International Value
Net assets at January 1, 2002	$ 134,200	$ 118,660	$ 10	$ 1,529
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(741)	(727)	(1)	(5)
Net realized gain (loss) on investments and capital gains distributions	(11,913)	(5,360)	(14)	(281)
Net unrealized appreciation (depreciation) during the year	(23,960)	(33,842)	(22)	(1,267)
Net increase (decrease) in net assets from operations	(36,614)	(39,929)	(37)	(1,553)
Changes from principal transactions:				
Total unit transactions	17,499	36,614	185	12,849
Net increase (decrease) in assets derived from principal transactions	17,499	36,614	185	12,849
Total increase (decrease) in net assets	(19,115)	(3,315)	148	11,296
Net assets at December 31, 2002	115,085	115,345	158	12,825
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(998)	(277)	(6)	70
Net realized gain (loss) on investments and capital gains distributions	(9,972)	(8,337)	38	(610)
Net unrealized appreciation (depreciation) during the year	52,820	34,754	123	6,551
Net increase (decrease) in net assets from operations	41,850	26,140	155	6,011
Changes from contract transactions:				
Total unit transactions	10,497	(8,309)	984	13,755
Net increase (decrease) in assets derived from principal transactions	10,497	(8,309)	984	13,755
Total increase (decrease) in net assets	52,347	17,831	1,139	19,766
Net assets at December 31, 2003	$ 167,432	$ 133,176	$ 1,297	$ 32,591

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	Janus Aspen Series Balanced
Net assets at January 1, 2002	$ -	$ 30	$ 59	$ 338,450
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(2)	(10)	5,176
Net realized gain (loss) on investments and capital gains distributions	(3)	(45)	(143)	3,603
Net unrealized appreciation (depreciation) during the year	(58)	(24)	(729)	(36,599)
Net increase (decrease) in net assets from operations	(60)	(71)	(882)	(27,820)
Changes from principal transactions:				
Total unit transactions	604	498	3,062	42,910
Net increase (decrease) in assets derived from principal transactions	604	498	3,062	42,910
Total increase (decrease) in net assets	544	427	2,180	15,090
Net assets at December 31, 2002	544	457	2,239	353,540
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(23)	(30)	4,325
Net realized gain (loss) on investments and capital gains distributions	(41)	155	(356)	4,890
Net unrealized appreciation (depreciation) during the year	315	495	1,518	36,186
Net increase (decrease) in net assets from operations	275	627	1,132	45,401
Changes from contract transactions:				
Total unit transactions	752	3,107	4,674	(13,847)
Net increase (decrease) in assets derived from principal transactions	752	3,107	4,674	(13,847)
Total increase (decrease) in net assets	1,027	3,734	5,806	31,554
Net assets at December 31, 2003	$ 1,571	$ 4,191	$ 8,045	$ 385,094

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Series Capital Appreciation	Janus Aspen Series Flexible Income	Janus Aspen Series Growth	Janus Aspen Series Mid Cap Growth
Net assets at January 1, 2002	$ 530	$ 56,744	$ 305,619	$ 569,410
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(8)	2,675	(2,624)	(4,630)
Net realized gain (loss) on investments and capital gains distributions	(57)	436	(8,168)	(29,447)
Net unrealized appreciation (depreciation) during the year	(142)	3,209	(70,336)	(125,671)
Net increase (decrease) in net assets from operations	(207)	6,320	(81,128)	(159,748)
Changes from principal transactions:				
Total unit transactions	1,696	29,207	(25,325)	(40,478)
Net increase (decrease) in assets derived from principal transactions	1,696	29,207	(25,325)	(40,478)
Total increase (decrease) in net assets	1,489	35,527	(106,453)	(200,226)
Net assets at December 31, 2002	2,019	92,271	199,166	369,184
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(22)	3,431	(2,049)	(4,273)
Net realized gain (loss) on investments and capital gains distributions	(25)	2,292	(15,905)	(55,409)
Net unrealized appreciation (depreciation) during the year	573	(960)	76,212	179,054
Net increase (decrease) in net assets from operations	526	4,763	58,258	119,372
Changes from contract transactions:				
Total unit transactions	632	(7,040)	(17,436)	(29,315)
Net increase (decrease) in assets derived from principal transactions	632	(7,040)	(17,436)	(29,315)
Total increase (decrease) in net assets	1,158	(2,277)	40,822	90,057
Net assets at December 31, 2003	$ 3,177	$ 89,994	$ 239,988	$ 459,241

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Series Worldwide Growth	Janus Twenty	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value - Class A
Net assets at January 1, 2002	$ 783,656	$ 497	$ 1,226	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,079)	(2)	13	-
Net realized gain (loss) on investments and capital gains distributions	9,133	(130)	(2)	-
Net unrealized appreciation (depreciation) during the year	(206,185)	6	(936)	-
Net increase (decrease) in net assets from operations	(198,131)	(126)	(925)	-
Changes from principal transactions:				
Total unit transactions	(72,082)	12	11,871	21
Net increase (decrease) in assets derived from principal transactions	(72,082)	12	11,871	21
Total increase (decrease) in net assets	(270,213)	(114)	10,946	21
Net assets at December 31, 2002	513,443	383	12,172	21
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	277	(2)	16	-
Net realized gain (loss) on investments and capital gains distributions	(17,365)	(39)	(40)	(2)
Net unrealized appreciation (depreciation) during the year	123,499	143	7,960	-
Net increase (decrease) in net assets from operations	106,411	102	7,936	(2)
Changes from contract transactions:				
Total unit transactions	(83,666)	78	30,424	(19)
Net increase (decrease) in assets derived from principal transactions	(83,666)	78	30,424	(19)
Total increase (decrease) in net assets	22,745	180	38,360	(21)
Net assets at December 31, 2003	$ 536,188	$ 563	$ 50,532	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Lord Abbett Mid-Cap Value - Class VC	MFS® Total Return	Oppenheimer Developing Markets	Oppenheimer Aggressive Growth
Net assets at January 1, 2002	$ 265	$ 21,228	$ 223	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	126	7	-
Net realized gain (loss) on investments and capital gains distributions	(44)	116	(216)	-
Net unrealized appreciation (depreciation) during the year	(436)	(2,403)	26	(1)
Net increase (decrease) in net assets from operations	(464)	(2,161)	(183)	(1)
Changes from principal transactions:				
Total unit transactions	10,323	20,271	1,254	4
Net increase (decrease) in assets derived from principal transactions	10,323	20,271	1,254	4
Total increase (decrease) in net assets	9,859	18,110	1,071	3
Net assets at December 31, 2002	10,124	39,338	1,294	3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(52)	294	146	-
Net realized gain (loss) on investments and capital gains distributions	33	(263)	1,051	-
Net unrealized appreciation (depreciation) during the year	4,466	7,216	383	1
Net increase (decrease) in net assets from operations	4,447	7,247	1,580	1
Changes from contract transactions:				
Total unit transactions	13,938	11,448	3,374	-
Net increase (decrease) in assets derived from principal transactions	13,938	11,448	3,374	-
Total increase (decrease) in net assets	18,385	18,695	4,954	1
Net assets at December 31, 2003	$ 28,509	$ 58,033	$ 6,248	$ 4

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Oppenheimer Global Securities	Oppenheimer Main Street®	Oppenheimer Strategic Bond	Pax World Balanced
Net assets at January 1, 2002	$ 86,986	$ -	$ 9,817	$ 2,309
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(615)	-	733	14
Net realized gain (loss) on investments and capital gains distributions	(6,640)	-	(431)	(185)
Net unrealized appreciation (depreciation) during the year	(23,058)	(5)	555	(54)
Net increase (decrease) in net assets from operations	(30,313)	(5)	857	(225)
Changes from principal transactions:				
Total unit transactions	60,727	33	5,988	(479)
Net increase (decrease) in assets derived from principal transactions	60,727	33	5,988	(479)
Total increase (decrease) in net assets	30,414	28	6,845	(704)
Net assets at December 31, 2002	117,400	28	16,662	1,605
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(560)	-	1,110	6
Net realized gain (loss) on investments and capital gains distributions	(6,014)	-	969	(35)
Net unrealized appreciation (depreciation) during the year	67,124	7	1,931	385
Net increase (decrease) in net assets from operations	60,550	7	4,010	356
Changes from contract transactions:				
Total unit transactions	73,093	(3)	11,935	1,644
Net increase (decrease) in assets derived from principal transactions	73,093	(3)	11,935	1,644
Total increase (decrease) in net assets	133,643	4	15,945	2,000
Net assets at December 31, 2003	$ 251,043	$ 32	$ 32,607	$ 3,605

The accompanying notes are an integral part of these financial statements.

64

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Pioneer Equity Income	Pioneer Fund	Pioneer Mid Cap Value	Templeton Foreign
Net assets at January 1, 2002	$ 88	$ 9	$ 81	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	35	1	(8)	-
Net realized gain (loss) on investments and capital gains distributions	(39)	(9)	(102)	-
Net unrealized appreciation (depreciation) during the year	(169)	(16)	(99)	-
Net increase (decrease) in net assets from operations	(173)	(24)	(209)	-
Changes from principal transactions:				
Total unit transactions	3,867	447	2,271	-
Net increase (decrease) in assets derived from principal transactions	3,867	447	2,271	-
Total increase (decrease) in net assets	3,694	423	2,062	-
Net assets at December 31, 2002	3,782	432	2,143	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	105	2	(38)	(6)
Net realized gain (loss) on investments and capital gains distributions	(9)	(3)	85	-
Net unrealized appreciation (depreciation) during the year	1,446	219	1,583	-
Net increase (decrease) in net assets from operations	1,542	218	1,630	(6)
Changes from contract transactions:				
Total unit transactions	5,367	872	7,962	6
Net increase (decrease) in assets derived from principal transactions	5,367	872	7,962	6
Total increase (decrease) in net assets	6,909	1,090	9,592	-
Net assets at December 31, 2003	$ 10,691	$ 1,522	$ 11,735	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

1.   **Organization**

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

At December 31, 2003, the Account had 94 investment divisions (the "Divisions"), 37 of which invest in independently managed mutual funds and 57 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2003 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund-Series I
  AIM V.I. Core Equity Fund-Series I
  AIM V.I. Growth Fund-Series I
  AIM V.I. Premier Equity Fund-Series I
American Century® Income & Growth Fund-Advisor
  Class
Baron Growth Fund**
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Evergreen Special Values Fund-Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP *Asset Manager*℠ Portfolio-
    Initial Class
  Fidelity® VIP Contrafund® Portfolio-
    Initial Class
  Fidelity® VIP Equity-Income Portfolio-
    Initial Class
  Fidelity® VIP Growth Portfolio-Initial Class
  Fidelity® VIP High Income Portfolio-
    Initial Class
  Fidelity® VIP Index 500 Portfolio-
    Initial Class
  Fidelity® VIP Overseas Portfolio-
    Initial Class
Franklin Templeton Variable Insurance
  Products Trust:
  Franklin Small Cap Value Securities Fund-
  Class 2
ING GET Funds:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S*

ING VP Balanced Portfolios, Inc. - Class R
ING VP Bond Portfolio-Class R
ING VP Emerging Markets Fund
ING VP Money Market Portfolio-Class R
ING VP Natural Resources Trust
ING Investors Trust:
  ING MFS Total Return Portfolio -
    Service**
  ING T. Rowe Price Equity Income -
    Service**
ING Partners, Inc.:
  ING DSI Enhanced Index Portfolio-
    Service Class*
  ING Alger Aggressive Growth Portfolio-
    Initial Class*
  ING Alger Aggressive Growth Portfolio-
    Service Class*
  ING Alger Growth Portfolio-Service Class
  ING American Century Small Cap Value
    Portfolio-Service Class*
  ING Baron Small Cap Growth Portfolio-
    Service Class*
  ING Goldman Sachs® Capital Growth
    Portfolio-Service Class*
  ING JPMorgan Fleming International
    Portfolio-Initial Class
  ING JPMorgan Mid Cap Value Portfolio-
    Service Class*
  ING MFS Capital Opportunities Portfolio-
    Initial Class
  ING MFS Global Growth Portfolio-
    Service Class*
  ING MFS Research Equity Portfolio-
    Initial Class
  ING OpCap Balanced Value Portfolio-
    Service Class*
  ING PIMCO Total Return Portfolio-
    Service Class*
  ING Salomon Brothers Aggressive
    Growth Portfolio-Initial Class

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

ING Partners, Inc. (continued):
  ING Salomon Brothers Fundamental Value
    Portfolio-Service Class*
  ING Salomon Brothers Investors Value Portfolio-
    Service Class*
  ING T. Rowe Price Growth Equity Portfolio-
    Initial Class
  ING UBS Tactical Asset Allocation
    Portfolio-Service Class*
  ING Van Kampen Comstock Portfolio-
    Service Class*
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced
    Portfolio-Class R
  ING VP Strategic Allocation Growth
    Portfolio-Class R
  ING VP Strategic Allocation Income
    Portfolio-Class R
ING Variable Funds:
  ING VP Growth and Income Portfolio-Class R
ING Variable Insurance Trust:
  ING GET US Core Portfolio - Series 1**
  ING GET US Core Portfolio - Series 2**
  ING GET US Core Portfolio - Series 3**
ING Variable Portfolios, Inc.:
  ING VP Technology Portfolio-Class R
  ING VP Growth Portfolio-Class R
  ING VP Index Plus LargeCap Portfolio-
    Class R
  ING VP Index Plus MidCap Portfolio-
    Class R
  ING VP Index Plus SmallCap Portfolio-
    Class R
  ING VP International Equity Portfolio-
    Class R
  ING VP Small Company Portfolio-
    Class R
  ING VP Value Opportunity Portfolio-
    Class R
ING Variable Products Trust:
  ING VP Growth Opportunities Portfolio-
    Class R
  ING VP International Value Portfolio-
    Class R
  ING VP MagnaCap Portfolio-Class R*

ING VP MidCap Opportunities Portfolio-
  Class R
ING VP SmallCap Opportunities
  Portfolio-Class R
Janus Aspen Series:
  Janus Aspen Balanced Portfolio-
    Institutional Shares
  Janus Aspen Capital Appreciation
    Portfolio-Service Shares
  Janus Aspen Flexible Income Portfolio-
    Institutional Shares
  Janus Aspen Growth Portfolio-
    Institutional Shares
  Janus Aspen Mid Cap Growth Portfolio-
    Institutional Shares
  Janus Aspen Worldwide Growth
    Portfolio-Institutional Shares
Janus Twenty Fund
Lord Abbett Series Fund, Inc.:
  Lord Abbett Growth and Income Portfolio
    – Class VC
  Lord Abbett Mid-Cap Value Portfolio-
    Class VC
MFS® Variable Insurance Trust℠:
  MFS® Total Return Series-Initial Class
Oppenheimer Developing Markets Fund –
  Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth
    Fund/VA*
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA*
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio-
    Class I
  Pioneer Fund VCT Portfolio-Class I
  Pioneer Mid Cap Value VCT Portfolio-
    Class I

*   Investment Division added in 2002
**   Investment Division added in 2003

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

The following Divisions were closed to Contractowners during 2003:

Baron Growth Fund
Chapman DEM® Equity Fund-Institutional Shares
Templeton Foreign Fund, Inc.– Class A

At December 21, 2003, the following Divisions were available, but did not have investments:

AIM Growth Series:
    AIM Mid Cap Core Equity Fund - Class A
AllianceBernstein Growth and Income Fund - Class A
American Balance Fund® - Class R-3
Ariel Appreciation Fund
Ariel Fund
Baron Asset Fund
Euro Pacific Growth Fund® - Class R-3
Fidelity® Advisor Mid Cap Fund - Class T
Franklin Mutual Series Fund, Inc.:
    Franklin Mutual Discovery Fund - Class R
Franklin Strategic Series:
    Franklin Small-Mid Cap Growth Fund - Class A
The Growth Fund of America® - Class A
The Growth Fund of America® - Class R-3
ING Equity Trust:
    ING Financial Services Fund - Class A
    ING LargeCap Growth Fund - Class A
    ING Real Estate Fund - Class A
ING Funds Trust:
    ING GNMA Income Fund - Class A
    ING Intermediate Bond Fund - Class A
ING Mutual Funds:
    ING International Fund - Class Q
    ING International Small Cap Growth Fund - Class A
ING Partners, Inc.:
    ING JPMorgan Fleming International Portfolio - Service Class
    ING Salomon Brothers Aggressive Growth Portfolio - Service Class
    ING T. Rowe Price Growth Equity Portfolio - Service Class

INVESCO Health Science Fund - Investors Class
The Income Fund of America® - Class R-3
Janus Adviser Series:
    Janus Adviser Balanced Fund - Class I
    Janus Adviser Flexible Income Fund - Class I
Legg Mason Value Trust, Inc. - Primary Class
Lord Abbett Affiliated Fund - Class A
Lord Abbett Series Fund, Inc.:
    Lord Abbett Mid-Cap Value Portfolio - Class A
    Lord Abbett Small Cap Value Fund - Class A
Massachusetts Investors Growth Stock Fund - Class A
New Perspective Fund® - Class R-3
Oppenheimer Capital Appreciation Fund
Oppenheimer Global Fund - Class A
Oppenheimer Main Street® Fund - Class A
PIMCO NFJ Small-Cap Value Fund - Class A
Pioneer Equity-Income VCT Portfolio - Class A
Pioneer Fund - Class A
Pioneer High Yield Fund - Class A
Scudder Equity 500 Index Fund - Investment Class
T. Rowe Price Mid-Cap Value Fund - Class R
Templeton Growth Fund, Inc. - Class A
UBS U.S. Small Cap Growth Fund - Class A
Washington Mutual Investors FundSM - Class R-3

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

The names of certain Divisions were changed during 2003. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Fidelity® Variable Insurance Products:	Fidelity® Variable Insurance Products II:
Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP II *Asset Manager*^{SM}
Fidelity® VIP Contrafund®	Fidelity® VIP II Contrafund®
Fidelity® VIP Index 500	Fidelity® VIP II Index 500
ING Partners, Inc.:	ING Partners, Inc.:
ING MFS Research Equity	ING MFS Research
ING Salomon Brothers Fundamental Value	ING Salomon Brothers Capital
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Mid Cap Growth	Janus Aspen Aggressive Growth
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Main Street®	Oppenheimer Main Street® Growth & Income

During 2003, the Champman DEM® Equity Fund - Institutional Shares and Lord Abbett Mid-Cap Value Fund - Class A were closed to Contractowners.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Variable Annuity Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the Contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

3.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

Contract Maintenance Charges

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

4.   Related Party Transactions

During the year ended December 31, 2003, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING VP Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolios, Inc., ING Variable Portfolios, Inc., ING VP Emerging Markets Fund, Inc., ING VP Natural Resources Trust, ING VP Growth and Income Portfolio, ING Strategic Allocation Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ING Life Insurance and Annuity Company, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

5.   **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2003		2002	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	$ 3,360	$ 2,720	$ 4,305	$ 3,212
AIM V.I. Core Equity	3,229	3,479	4,639	7,235
AIM V.I. Growth	3,261	1,503	4,032	3,078
AIM V.I. Premier Equity	2,727	1,780	5,382	4,492
American Century® Income & Growth	1,932	1,032	1,593	843
Baron Growth	130	129	-	-
Calvert Variable Series, Inc.:				
Calvert Social Balanced	6,802	4,502	5,053	5,018
Chapman DEM® Equity	2	53	1,891	1,886
Evergreen Special Values	5,901	2,000	8,955	2,195
Fidelity® Variable Insurance Products:				
Fidelity® VIP *Asset Manager*^{SM}	2,606	1,719	2,132	2,720
Fidelity® VIP Contrafund®	82,727	16,424	65,465	17,163
Fidelity® VIP Equity-Income	47,066	14,323	62,848	17,196
Fidelity® VIP Growth	35,922	23,493	35,080	22,830
Fidelity® VIP High Income	33,252	30,625	10,447	9,409
Fidelity® VIP Index 500	17,461	9,452	12,610	12,891
Fidelity® VIP Overseas	395,384	388,671	281,455	280,916
Franklin Templeton Variable Insurance			-	-
Products Trust:				
Franklin Small Cap Value Securities	16,848	12,347	11,106	1,680
The Growth Fund of America® - Class A	377	385	-	-
ING GET Funds:				
ING GET Fund - Series D	9,899	86,343	11,539	56,298
ING GET Fund - Series E	5,190	28,667	5,420	19,105
ING GET Fund - Series G	1,243	6,668	1,767	6,055
ING GET Fund - Series H	1,175	5,706	1,130	3,900
ING GET Fund - Series I	93	187	45	127
ING GET Fund - Series J	69	74	13	9
ING GET Fund - Series K	128	424	59	346
ING GET Fund - Series L	42	177	1	148
ING GET Fund - Series Q	-	889	1,722	348
ING GET Fund - Series S	84	16,041	47,018	713
ING VP Balanced	37,020	69,628	17,169	102,630
ING VP Bond	33,833	102,976	84,342	53,732
ING VP Emerging Markets	70,319	69,829	47,683	47,805
ING VP Money Market	1,131,288	1,239,896	1,389,100	1,386,608
ING VP Natural Resources	5,744	6,927	4,360	4,778

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year ended December 31			
	2003		2002	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust:				
ING MFS Total Return	$ 7,972	$ 85	$ -	$ -
ING T. Rowe Price Equity Income	2,306	353	-	-
ING Partners, Inc.:				
ING DSI Enhanced Index	684	111	188	55
ING Alger Aggressive Growth - Initial Class	111	101	-	-
ING Alger Aggressive Growth - Service Class	9,052	1,688	1,108	130
ING Alger Growth	2,164	521	286	14
ING American Century Small Cap Value	3,972	503	3,070	1,086
ING Baron Small Cap Growth	10,703	1,140	4,072	754
ING Goldman Sachs® Capital Growth	588	230	497	132
ING JPMorgan Fleming International	682,940	697,566	877,752	896,772
ING JPMorgan Mid Cap Value	3,093	684	1,323	286
ING MFS Capital Opportunities	7,070	18,461	7,581	31,352
ING MFS Global Growth	1,857	980	525	312
ING MFS Research Equity	5,467	17,682	3,898	19,904
ING OpCap Balanced Value	8,320	413	620	120
ING PIMCO Total Return	35,648	20,611	17,098	1,052
ING Salomon Brothers Aggressive Growth	24,087	25,896	10,302	35,081
ING Salomon Brothers Fundamental Value	11,986	3,925	445	188
ING Salomon Brother Investors Value	3,359	574	726	58
ING T. Rowe Price Growth Equity	34,215	11,462	17,850	17,806
ING UBS Tactical Asset Allocation	808	529	740	250
ING Van Kampen Comstock	20,406	485	8,601	36
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	6,498	4,463	4,620	7,022
ING VP Strategic Allocation Growth	5,494	4,688	5,098	5,763
ING VP Strategic Allocation Income	4,504	5,584	5,482	8,179
ING Variable Funds:				
ING VP Growth and Income	14,919	348,130	28,885	470,112
ING Variable Insurance Trust:				
ING GET US Core - Series 1	2,371	72	-	-
ING GET US Core - Series 2	20,499	14	-	-
ING GET US Core - Series 3	207	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Technology	33,815	21,297	32,390	25,195
ING VP Growth	9,981	13,305	7,859	18,432
ING VP Index Plus LargeCap	61,327	34,201	56,456	31,240
ING VP Index Plus MidCap	52,770	13,706	88,754	10,667
ING VP Index Plus SmallCap	33,506	15,899	47,752	11,943

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year ended December 31			
	2003		**2002**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Variable Portfolios, Inc. (continued):				
ING VP International Equity	$ 27,126	$ 26,209	$ 25,699	$ 25,622
ING VP Small Company	81,863	72,364	115,601	98,843
ING VP Value Opportunity	10,678	19,264	45,669	9,782
ING Variable Products Trust:				
ING VP Growth Opportunities	1,325	347	262	77
ING VP International Value	17,423	3,598	15,013	2,169
ING VP MagnaCap	958	205	612	7
ING VP MidCap Opportunties	4,145	1,061	737	241
ING VP SmallCap Opportunities	5,880	1,236	3,521	469
Janus Aspen Series:				
Janus Aspen Balanced	40,324	49,846	65,771	17,686
Janus Aspen Capital Appreciation	1,344	734	2,131	443
Janus Aspen Flexible Income	27,330	30,939	48,621	16,738
Janus Aspen Growth	11,473	30,958	12,205	40,153
Janus Aspen Mid Cap Growth	26,548	60,136	35,945	81,054
Janus Aspen Worldwide Growth	31,915	115,304	39,362	112,523
Janus Twenty	141	65	179	168
Lord Abbett Series Fund, Inc.:				
Lord Abbett Growth and Income	30,750	310	12,116	230
Lord Abbett Mid-Cap Value - Class A	93	112	21	-
Lord Abbett Mid-Cap Value - Class VC	17,073	2,921	10,914	575
MFS® Variable Insurance Trust^{SM}:				
MFS® Total Return	15,279	3,537	23,543	2,786
Oppenheimer Developing Markets	24,991	21,471	7,273	6,012
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	1	1	5	1
Oppenheimer Global Securities	82,514	9,981	70,668	10,556
Oppenheimer Main Street®	-	3	36	3
Oppenheimer Strategic Bond	37,158	24,113	13,925	7,204
Pax World Balanced	1,863	213	685	1,150
Pioneer Variable Contracts Trust:				
Pioneer Equity Income	7,522	2,050	4,146	244
Pioneer Fund	990	116	514	66
Pioneer Mid Cap Value	9,551	1,627	2,985	689
Templeton Foreign	60	60	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

6. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31	
	2003	**2002**
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
AIM Variable Insurance Funds:		
AIM V.I. Capital Appreciation	121,881	169,039
AIM V.I. Core Equity	(30,959)	(343,354)
AIM V.I. Growth	420,791	189,557
AIM V.I. Premier Equity	179,709	94,922
American Century® Income & Growth	112,975	97,487
Baron Growth	22	-
Calvert Variable Series, Inc.:		
Calvert Social Balanced	147,970	(8,328)
Chapman DEM® Equity	-	(2,573)
Evergreen Special Values	299,098	502,950
Fidelity® Variable Insurance Products:		
Fidelity® VIP *Asset Manager*^{SM}	24,732	(84,867)
Fidelity® VIP Contrafund®	4,004,285	3,125,242
Fidelity® VIP Equity-Income	2,232,358	2,601,117
Fidelity® VIP Growth	1,287,068	1,083,971
Fidelity® VIP High Income	337,345	118,575
Fidelity® VIP Index 500	402,973	(76,688)
Fidelity® VIP Overseas	789,491	412,766
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities	452,082	847,140
ING GET Funds:		
ING GET Fund - Series D	(7,959,655)	(5,119,012)
ING GET Fund - Series E	(2,482,898)	(1,630,786)
ING GET Fund - Series G	(594,633)	(504,253)
ING GET Fund - Series H	(485,782)	(327,405)
ING GET Fund - Series I	(11,016)	(10,456)
ING GET Fund - Series J	(1,059)	(247)
ING GET Fund - Series K	(32,282)	(31,737)
ING GET Fund - Series L	(15,766)	(13,498)
ING GET Fund - Series Q	(80,054)	133,484
ING GET Fund - Series S	(1,517,841)	4,623,710
ING VP Balanced	(1,112,753)	(4,288,778)
ING VP Bond	(3,323,438)	895,292
ING VP Emerging Markets	102,010	11,496
ING VP Money Market	(6,220,704)	(514,318)
ING VP Natural Resources	(81,853)	(38,669)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year ended December 31 | |
| | 2003 | 2002 |
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
ING Investors Trust:		
ING MFS Total Return	700,937	-
ING T. Rowe Price Equity Income	165,547	-
ING Partners, Inc.:		
ING DSI Enhanced Index	81,415	19,200
ING Alger Aggressive Growth - Initial Class	1,154	-
ING Alger Aggressive Growth - Service Class	1,121,316	165,744
ING Alger Growth	214,030	38,880
ING American Century Small Cap Value	355,593	226,876
ING Baron Small Cap Growth	940,630	372,442
ING Goldman Sachs® Capital Growth	40,099	42,741
ING JPMorgan Fleming International	(560,840)	(721,355)
ING JPMorgan Mid Cap Value	225,796	113,165
ING MFS Capital Opportunities	(537,394)	(1,173,796)
ING MFS Global Growth	94,892	24,287
ING MFS Research Equity	(918,451)	(1,288,144)
ING OpCap Balanced Value	692,988	59,218
ING PIMCO Total Return	1,327,641	1,517,719
ING Salomon Brothers Aggressive Growth	328,935	(2,326,937)
ING Salomon Brothers Fundamental Value	554,916	22,856
ING Salomon Brother Investors Value	253,762	67,275
ING T. Rowe Price Growth Equity	1,554,224	63,416
ING UBS Tactical Asset Allocation	7,611	42,475
ING Van Kampen Comstock	1,967,779	982,853
ING Strategic Allocation Portfolios, Inc.:		
ING VP Strategic Allocation Balanced	108,957	(237,027)
ING VP Strategic Allocation Growth	98,672	(78,417)
ING VP Strategic Allocation Income	(108,451)	(253,276)
ING Variable Funds:		
ING VP Growth and Income	(17,517,346)	(790,096)
ING Variable Insurance Trust:		
ING GET US Core - Series 1	231,302	-
ING GET US Core - Series 2	2,055,233	-
ING GET US Core - Series 3	20,674	-
ING Variable Portfolios, Inc.:		
ING VP Technology	3,763,655	1,759,349
ING VP Growth	(183,843)	(22,806,058)
ING VP Index Plus LargeCap	2,013,333	1,834,250
ING VP Index Plus MidCap	2,691,961	5,293,258
ING VP Index Plus SmallCap	1,631,088	3,221,273
ING VP International Equity	135,837	46,227
ING VP Small Company	617,906	1,138,936
ING VP Value Opportunity	(669,895)	2,310,707

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year ended December 31	
	2003	**2002**
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
ING Variable Products Trust:		
ING VP Growth Opportunities	137,247	25,196
ING VP International Value	1,554,185	1,442,929
ING VP MagnaCap	97,929	79,533
ING VP MidCap Opportunties	381,501	62,747
ING VP SmallCap Opportunities	723,325	439,781
Janus Aspen Series:		
Janus Aspen Balanced	(516,201)	2,716,798
Janus Aspen Capital Appreciation	96,747	254,156
Janus Aspen Flexible Income	(357,321)	1,849,774
Janus Aspen Growth	(1,192,449)	(1,714,452,627)
Janus Aspen Mid Cap Growth	(1,685,384)	(2,767,545)
Janus Aspen Worldwide Growth	(5,189,406)	(4,136,407)
Janus Twenty	18,414	2,274
Lord Abbett Series Fund, Inc.:		
Lord Abbett Growth and Income	3,406,125	1,418,813
Lord Abbett Mid-Cap Value - Class A	-	2,255
Lord Abbett Mid-Cap Value - Class VC	1,521,794	1,184,575
MFS® Variable Insurance Trust^{SM}:		
MFS® Total Return	970,674	1,699,997
Oppenheimer Developing Markets	283,558	120,880
Oppenheimer Variable Account Funds:		
Oppenheimer Aggressive Growth	-	-
Oppenheimer Global Securities	5,451,438	4,562,324
Oppenheimer Main Street®	-	-
Oppenheimer Strategic Bond	996,074	550,284
Pax World Balanced	182,421	(58,236)
Pioneer Variable Contracts Trust:		
Pioneer Equity Income	624,038	462,635
Pioneer Fund	107,358	56,238
Pioneer Mid Cap Value	738,490	236,696

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

7.   Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation			
Contracts in accumulation period:			
Qualified III	532.095	$ 8.88	$ 4,725
Qualified VI	1,061,604.680	8.76	9,299,657
Qualified VIII	1,716.667	8.76	15,038
Qualified X (1.15)	5,848.750	8.80	51,469
Qualified X (1.25)	85,636.644	8.76	750,177
Qualified XII (0.05)	22,414.811	8.98	201,285
Qualified XII (0.15)	4,486.869	9.90	44,420
Qualified XII (0.25)	27,214.379	9.18	249,828
Qualified XII (0.35)	22,409.300	9.14	204,821
Qualified XII (0.45)	2,225.055	9.10	20,248
Qualified XII (0.55)	12,055.359	9.05	109,101
Qualified XII (0.60)	16,905.759	9.03	152,659
Qualified XII (0.65)	5,328.413	9.01	48,009
Qualified XII (0.70)	37,537.709	8.99	337,464
Qualified XII (0.75)	20,975.251	8.97	188,148
Qualified XII (0.80)	160,001.788	8.95	1,432,016
Qualified XII (0.85)	101,589.026	8.93	907,190
Qualified XII (0.90)	3,991.021	8.91	35,560
Qualified XII (0.95)	91,829.055	8.88	815,442
Qualified XII (1.00)	245,970.654	8.86	2,179,300
Qualified XII (1.05)	17,248.303	8.84	152,475
Qualified XII (1.10)	19,873.696	8.82	175,286
Qualified XII (1.15)	6,641.250	8.80	58,443
Qualified XII (1.20)	21,903.303	8.78	192,311
Qualified XII (1.25)	23,113.699	8.76	202,476
Qualified XII (1.30)	3,132.380	8.74	27,377
Qualified XII (1.35)	3,007.110	8.72	26,222
Qualified XII (1.40)	12,365.747	8.70	107,582
Qualified XII (1.50)	7,894.804	8.66	68,369
Qualified XV	4,770.316	8.86	42,265
Qualified XVI	21,151.732	8.66	183,174
Qualified XVII	817.466	8.76	7,161
Qualified XVIII	6,130.023	8.76	53,699
Qualified XXI	10,286.547	8.92	91,756
Qualified XXIV	83,843.146	8.90	746,204
Qualified XXV	17,452.696	8.90	155,329
Qualified XXVI	4,297.066	8.86	38,072
Qualified XXVII	213,321.572	5.47	1,166,869
Qualified XXXII	1,939.219	10.25	19,877
	2,409,463.360		$ 20,561,504

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity			
Contracts in accumulation period:			
Qualified VI	2,531,856.088	$ 7.72	$ 19,545,929
Qualified VIII	727.626	7.71	5,610
Qualified X (1.15)	1,241.290	7.75	9,620
Qualified X (1.25)	177,651.684	7.72	1,371,471
Qualified XII (0.05)	25,910.872	7.91	204,955
Qualified XII (0.15)	2,140.116	10.32	22,086
Qualified XII (0.25)	66,733.498	8.09	539,874
Qualified XII (0.35)	23,186.584	8.05	186,652
Qualified XII (0.45)	9,808.988	8.01	78,570
Qualified XII (0.55)	42,325.564	7.98	337,758
Qualified XII (0.60)	73,389.196	7.96	584,178
Qualified XII (0.65)	3,382.494	7.94	26,857
Qualified XII (0.70)	54,465.783	7.92	431,369
Qualified XII (0.75)	54,338.101	7.90	429,271
Qualified XII (0.80)	421,225.127	7.88	3,319,254
Qualified XII (0.85)	149,090.331	7.86	1,171,850
Qualified XII (0.90)	1,757.834	7.85	13,799
Qualified XII (0.95)	151,077.140	7.83	1,182,934
Qualified XII (1.00)	932,379.386	7.81	7,281,883
Qualified XII (1.05)	73,241.848	7.79	570,554
Qualified XII (1.10)	35,061.777	7.77	272,430
Qualified XII (1.15)	35,069.936	7.75	271,792
Qualified XII (1.20)	54,657.623	7.74	423,050
Qualified XII (1.25)	36,256.736	7.72	279,902
Qualified XII (1.30)	6,389.221	7.70	49,197
Qualified XII (1.35)	3,571.224	7.68	27,427
Qualified XII (1.40)	22,662.402	7.66	173,594
Qualified XII (1.45)	2,679.477	7.65	20,498
Qualified XII (1.50)	6,077.981	7.63	46,375
Qualified XV	5,704.225	7.81	44,550
Qualified XVI	39,055.570	7.63	297,994
Qualified XVII	6,715.026	7.72	51,840
Qualified XVIII	9,960.492	7.72	76,895
Qualified XXI	5,119.720	7.86	40,241
Qualified XXIV	52,534.056	7.84	411,867
Qualified XXV	21,935.459	7.84	171,974
Qualified XXVI	22,411.139	7.81	175,031
Qualified XXVII	378,273.539	6.16	2,330,165
Qualified XXXII	4,157.281	10.37	43,111
	5,544,222.434		$ 42,522,407

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Growth			
Contracts in accumulation period:			
Qualified III	2,197.711	$ 5.68	$ 12,483
Qualified VI	1,388,622.122	5.47	7,595,763
Qualified X (1.15)	1,095.810	5.49	6,016
Qualified X (1.25)	117,002.376	5.47	640,003
Qualified XII (0.05)	7,737.011	5.62	43,482
Qualified XII (0.15)	1,828.256	8.60	15,723
Qualified XII (0.25)	29,956.371	5.73	171,650
Qualified XII (0.35)	17,087.193	5.70	97,397
Qualified XII (0.45)	288.029	5.68	1,636
Qualified XII (0.55)	19,240.708	5.65	108,710
Qualified XII (0.60)	17,757.092	5.64	100,150
Qualified XII (0.65)	7,603.382	5.62	42,731
Qualified XII (0.70)	51,288.949	5.61	287,731
Qualified XII (0.75)	36,736.428	5.60	205,724
Qualified XII (0.80)	312,002.867	5.58	1,740,976
Qualified XII (0.85)	118,546.859	5.57	660,306
Qualified XII (0.90)	8,878.957	5.56	49,367
Qualified XII (0.95)	107,652.165	5.54	596,393
Qualified XII (1.00)	330,345.208	5.53	1,826,809
Qualified XII (1.05)	32,898.369	5.52	181,599
Qualified XII (1.10)	24,025.408	5.51	132,380
Qualified XII (1.15)	8,684.153	5.49	47,676
Qualified XII (1.20)	66,502.920	5.48	364,436
Qualified XII (1.25)	35,694.516	5.47	195,249
Qualified XII (1.30)	1,069.174	5.45	5,827
Qualified XII (1.35)	2,359.559	5.44	12,836
Qualified XII (1.40)	28,200.922	5.43	153,131
Qualified XII (1.45)	26.014	5.42	141
Qualified XII (1.50)	3,622.963	5.40	19,564
Qualified XV	7,171.893	5.55	39,804
Qualified XVI	45,020.556	5.40	243,111
Qualified XVII	8,544.059	5.47	46,736
Qualified XVIII	2,873.309	5.47	15,717
Qualified XXI	11,427.371	5.59	63,879
Qualified XXIV	50,868.525	5.56	282,829
Qualified XXV	12,573.021	5.56	69,906
Qualified XXVI	13,662.388	5.53	75,553
Qualified XXVII	209,074.999	4.16	869,752
Qualified XXXII	3,056.135	10.35	31,631
	3,143,223.748		$ 17,054,807

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Premier Equity			
Currently payable annuity contracts:			$ 4,275
Contracts in accumulation period:			
Qualified III	350.548	$ 7.30	2,559
Qualified VI	1,091,484.690	7.12	7,771,371
Qualified VIII	4.635	7.12	33
Qualified X (1.15)	8,615.363	7.16	61,686
Qualified X (1.25)	99,512.921	7.12	708,532
Qualified XII (0.05)	13,890.959	7.30	101,404
Qualified XII (0.15)	2,158.891	8.66	18,696
Qualified XII (0.25)	15,324.899	7.47	114,477
Qualified XII (0.35)	16,527.995	7.43	122,803
Qualified XII (0.45)	159,311.621	7.40	1,178,906
Qualified XII (0.55)	33,639.130	7.36	247,584
Qualified XII (0.60)	21,664.898	7.35	159,237
Qualified XII (0.65)	7,447.203	7.33	54,588
Qualified XII (0.70)	122,353.625	7.31	894,405
Qualified XII (0.75)	35,978.326	7.29	262,282
Qualified XII (0.80)	276,002.748	7.28	2,009,300
Qualified XII (0.85)	70,672.039	7.26	513,079
Qualified XII (0.90)	8,159.254	7.24	59,073
Qualified XII (0.95)	144,962.241	7.23	1,048,077
Qualified XII (1.00)	280,705.410	7.21	2,023,886
Qualified XII (1.05)	32,240.751	7.19	231,811
Qualified XII (1.10)	21,956.546	7.18	157,648
Qualified XII (1.15)	11,993.156	7.16	85,871
Qualified XII (1.20)	32,684.593	7.14	233,368
Qualified XII (1.25)	34,316.152	7.12	244,331
Qualified XII (1.30)	2,612.095	7.11	18,572
Qualified XII (1.35)	8,892.524	7.09	63,048
Qualified XII (1.40)	13,707.355	7.07	96,911
Qualified XII (1.50)	3,090.767	7.04	21,759
Qualified XV	4,613.055	7.20	33,214
Qualified XVI	21,807.954	7.04	153,528
Qualified XVII	22,161.992	7.13	158,015
Qualified XVIII	2,870.547	7.13	20,467
Qualified XXI	3,960.413	7.25	28,713
Qualified XXIV	83,508.840	7.24	604,604
Qualified XXV	9,243.370	7.24	66,922
Qualified XXVI	2,560.749	7.21	18,463
Qualified XXVII	234,999.674	6.15	1,445,248
Qualified XXXII	227.977	10.33	2,355
	2,956,215.906		$ 21,041,101

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
American Century® Income & Growth			
Contracts in accumulation period:			
Qualified XII			
(1.10)	2,250.577	$ 27.72	$ 62,386
Qualified XXVII	270,115.796	8.99	2,428,341
	272,366.373		$ 2,490,727
Baron Growth			
Contracts in accumulation period:			
Qualified XI	21.999	$ 12.91	$ 284
	21.999		$ 284
Calvert Social Balanced			
Contracts in accumulation period:			
Qualified III	686.743	$ 27.08	$ 18,597
Qualified V	282.720	20.66	5,841
Qualified VI	937,301.421	20.41	19,130,322
Qualified VIII	5,692.769	18.53	105,487
Qualified X (1.15)	4,603.042	10.52	48,424
Qualified X (1.25)	53,828.872	10.46	563,050
Qualified XII (0.05)	2,665.530	21.12	56,296
Qualified XII (0.15)	7,123.301	10.30	73,370
Qualified XII (0.25)	76,499.911	11.23	859,094
Qualified XII (0.35)	90,708.774	11.17	1,013,217
Qualified XII (0.40)	65,250.289	15.57	1,015,947
Qualified XII (0.45)	20,774.077	11.11	230,800
Qualified XII (0.55)	10,935.837	11.05	120,841
Qualified XII (0.60)	12,991.652	11.02	143,168
Qualified XII (0.65)	8,298.089	10.99	91,196
Qualified XII (0.70)	58,482.648	10.95	640,385
Qualified XII (0.75)	93,435.989	10.92	1,020,321
Qualified XII (0.80)	198,552.223	11.47	2,277,394
Qualified XII (0.85)	211,315.869	15.25	3,222,567
Qualified XII (0.90)	9,574.470	11.32	108,383
Qualified XII (0.95)	81,000.991	15.13	1,225,545
Qualified XII (1.00)	381,327.056	15.08	5,750,412
Qualified XII (1.05)	31,600.133	15.02	474,634
Qualified XII (1.10)	40,704.345	14.96	608,937
Qualified XII (1.15)	9,193.087	14.90	136,977
Qualified XII (1.20)	12,574.613	14.85	186,733
Qualified XII (1.25)	11,778.229	14.79	174,200
Qualified XII (1.30)	4,323.490	14.73	63,685
Qualified XII (1.35)	3,004.700	14.68	44,109

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced (continued)			
Qualified XII (1.40)	14,375.650	$ 14.62	$ 210,172
Qualified XII (1.45)	1,008.374	14.57	14,692
Qualified XII (1.50)	720.331	14.51	10,452
Qualified XV	2,887.764	20.84	60,181
Qualified XVI	36,324.215	20.07	729,027
Qualified XVII	717.932	20.41	14,653
Qualified XVIII	9,407.075	10.46	98,398
Qualified XXI	3,121.200	20.99	65,514
Qualified XXIV	29,407.591	15.15	445,525
Qualified XXV	5,754.243	20.74	119,343
Qualified XXVI	23.934	20.64	494
Qualified XXVII	618,903.003	27.31	16,902,241
Qualified XXVIII	91,582.738	27.17	2,488,303
Qualified XXXII	662.390	10.21	6,763
	3,259,407.310		$ 60,575,690
Evergreen Special Values			
Contracts in accumulation period:			
Qualified XII (0.95)	23,843.355	$ 15.50	$ 369,572
Qualified XXVII	1,093,806.523	15.33	16,768,054
	1,117,649.878		$ 17,137,626
Fidelity® VIP Asset Manager℠			
Contracts in accumulation period:			
Qualified XXVII	1,144,415.416	$ 17.45	$ 19,970,049
Qualified XXVIII	101,232.373	17.36	1,757,394
	1,245,647.789		$ 21,727,443
Fidelity® VIP Contrafund®			
Contracts in accumulation period:			
Qualified III	12,794.534	$ 24.70	$ 316,025
Qualified V	12,621.807	21.69	273,767
Qualified VI	9,251,982.135	21.83	201,970,770
Qualified VIII	7,275.466	21.97	159,842
Qualified X (1.15)	74,793.331	24.74	1,850,387
Qualified X (1.25)	706,490.012	24.53	17,330,200
Qualified XII (0.05)	76,218.407	22.60	1,722,536
Qualified XII (0.15)	8,226.522	11.50	94,605
Qualified XII (0.15)	67,243.304	11.50	773,298

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® (continued)			
Qualified XII (0.25)	519,029.443	$ 13.45	$ 6,980,946
Qualified XII (0.35)	130,699.626	13.38	1,748,761
Qualified XII (0.40)	350,625.894	20.70	7,257,956
Qualified XII (0.45)	480,452.180	13.30	6,390,014
Qualified XII (0.55)	224,547.921	13.23	2,970,769
Qualified XII (0.60)	578,034.571	13.19	7,624,276
Qualified XII (0.65)	94,552.775	13.15	1,243,369
Qualified XII (0.70)	297,547.789	13.12	3,903,827
Qualified XII (0.75)	602,508.792	13.08	7,880,815
Qualified XII (0.80)	2,600,443.096	14.34	37,290,354
Qualified XII (0.85)	451,914.398	20.28	9,164,824
Qualified XII (0.90)	76,720.675	13.93	1,068,719
Qualified XII (0.95)	733,979.682	20.13	14,775,011
Qualified XII (1.00)	4,661,112.119	20.05	93,455,298
Qualified XII (1.05)	219,718.678	19.97	4,387,782
Qualified XII (1.10)	110,439.397	19.90	2,197,744
Qualified XII (1.15)	83,149.698	19.82	1,648,027
Qualified XII (1.20)	68,669.975	19.75	1,356,232
Qualified XII (1.25)	74,452.669	19.67	1,464,484
Qualified XII (1.30)	4,023.776	19.60	78,866
Qualified XII (1.35)	6,046.107	19.52	118,020
Qualified XII (1.40)	40,920.000	19.45	795,894
Qualified XII (1.45)	2,820.805	19.37	54,639
Qualified XII (1.50)	15,542.590	19.30	299,972
Qualified XV	38,783.588	22.30	864,874
Qualified XVI	185,515.603	21.47	3,983,020
Qualified XVII	26,962.391	21.83	588,589
Qualified XVIII	25,597.228	24.53	627,900
Qualified XXI	69,293.987	22.45	1,555,650
Qualified XXIV	205,147.120	20.14	4,131,663
Qualified XXV	94,145.291	22.19	2,089,084
Qualified XXVI	12,063.587	22.08	266,364
Qualified XXVII	3,526,153.714	24.91	87,836,489
Qualified XXVIII	941,238.378	24.78	23,323,887
Qualified XXXII	44,105.314	10.35	456,490
	27,814,604.375		$ 564,372,039
Fidelity® VIP Equity-Income			
Contracts in accumulation period:			
Qualified III	2,068.925	$ 20.37	$ 42,144
Qualified V	1,140.669	19.13	21,821
Qualified VI	5,980,707.198	19.45	16,324,755
Qualified VIII	7,179.814	19.37	139,073

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income (continued)			
Qualified X (1.15)	127,574.247	$ 24.58	$ 3,135,775
Qualified X (1.25)	880,788.250	24.34	21,438,386
Qualified XII (0.05)	38,067.312	20.13	766,295
Qualified XII (0.15)	60,862.571	10.58	643,926
Qualified XII (0.25)	392,215.654	11.69	4,585,001
Qualified XII (0.35)	137,693.115	11.62	1,599,994
Qualified XII (0.40)	282,497.282	17.66	4,988,902
Qualified XII (0.45)	210,213.495	11.56	2,430,068
Qualified XII (0.55)	155,450.131	11.49	1,786,122
Qualified XII (0.60)	639,168.325	11.46	7,324,869
Qualified XII (0.65)	44,084.164	11.43	503,882
Qualified XII (0.70)	276,485.263	11.40	3,151,932
Qualified XII (0.75)	454,343.271	11.37	5,165,883
Qualified XII (0.80)	1,843,677.508	12.36	22,787,854
Qualified XII (0.85)	500,320.174	17.30	8,655,539
Qualified XII (0.90)	43,566.033	12.10	527,149
Qualified XII (0.95)	534,834.712	17.17	9,183,112
Qualified XII (1.00)	1,440,034.737	17.10	24,624,594
Qualified XII (1.05)	156,687.735	17.04	2,669,959
Qualified XII (1.10)	132,196.700	16.97	2,243,378
Qualified XII (1.15)	41,131.993	16.91	695,542
Qualified XII (1.20)	70,820.843	16.84	1,192,623
Qualified XII (1.25)	77,041.299	16.78	1,292,753
Qualified XII (1.30)	15,625.180	16.72	261,253
Qualified XII (1.35)	6,515.916	16.65	108,490
Qualified XII (1.40)	61,026.281	16.59	1,012,426
Qualified XII (1.45)	1,685.118	16.53	27,855
Qualified XII (1.50)	9,402.187	16.46	154,760
Qualified XV	32,241.872	19.87	640,646
Qualified XVI	179,752.065	19.13	3,438,657
Qualified XVII	17,326.118	19.45	336,993
Qualified XVIII	21,677.034	24.34	527,619
Qualified XXI	37,713.993	20.01	754,657
Qualified XXIV	139,460.943	17.18	2,395,939
Qualified XXV	51,438.645	19.77	1,016,942
Qualified XXVI	22,091.002	19.67	434,530
Qualified XXVII	2,209,984.275	20.54	45,393,077
Qualified XXVIII	1,126,700.636	20.43	23,018,494
Qualified XXXII	35,849.334	10.50	376,418
	18,499,342.019		$ 327,820,087

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth			
Contracts in accumulation period:			
Qualified III	1,037.361	$ 17.05	$ 17,687
Qualified V	802.261	16.81	13,486
Qualified VI	10,095,141.651	16.83	169,901,234
Qualified VIII	10,364.357	17.03	176,505
Qualified X (1.15)	98,863.240	23.64	2,337,127
Qualified X (1.25)	1,157,472.149	23.41	27,096,423
Qualified XII (0.05)	34,964.811	17.42	609,087
Qualified XII (0.15)	317.044	9.27	2,939
Qualified XII (0.15)	87,160.626	9.27	807,979
Qualified XII (0.25)	629,166.696	11.26	7,084,417
Qualified XII (0.35)	154,119.554	11.20	1,726,139
Qualified XII (0.45)	481,243.307	11.13	5,356,238
Qualified XII (0.55)	248,666.486	11.07	2,752,738
Qualified XII (0.60)	555,651.812	11.04	6,134,396
Qualified XII (0.65)	121,964.124	11.01	1,342,825
Qualified XII (0.70)	418,415.301	10.98	4,594,200
Qualified XII (0.75)	748,472.785	10.95	8,195,777
Qualified XII (0.80)	2,701,906.772	11.96	32,314,805
Qualified XII (0.85)	1,135,915.693	15.74	17,879,313
Qualified XII (0.90)	81,135.917	11.61	941,988
Qualified XII (0.95)	829,139.885	15.62	12,951,165
Qualified XII (1.00)	2,905,115.424	15.56	45,203,596
Qualified XII (1.05)	284,567.807	15.50	4,410,801
Qualified XII (1.10)	154,335.363	15.44	2,382,938
Qualified XII (1.15)	64,097.011	15.39	986,453
Qualified XII (1.20)	197,515.395	15.33	3,027,911
Qualified XII (1.25)	100,005.894	15.27	1,527,090
Qualified XII (1.30)	26,754.240	15.21	406,932
Qualified XII (1.35)	15,079.670	15.15	228,457
Qualified XII (1.40)	76,227.634	15.09	1,150,275
Qualified XII (1.45)	83.976	15.04	1,263
Qualified XII (1.50)	17,712.483	14.98	265,333
Qualified XV	40,386.620	17.19	694,246
Qualified XVI	265,559.154	16.55	4,395,004
Qualified XVII	29,175.045	16.83	491,016
Qualified XVIII	51,529.047	23.41	1,206,295
Qualified XXI	104,175.736	17.31	1,803,282
Qualified XXIV	307,461.740	15.63	4,805,627
Qualified XXV	213,267.738	17.11	3,649,011
Qualified XXVI	44,849.589	17.02	763,340
Qualified XXXII	54,250.532	10.33	560,408
	24,544,071.930		$ 380,195,746

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income			
Currently payable annuity contracts:			$ 92,976
Contracts in accumulation period:			
Qualified XXVII	481,946.219	$ 8.33	4,014,612
Qualified XXVIII	384,545.531	8.28	3,184,037
	866,491.750		$ 7,291,625
Fidelity® VIP Index 500			
Contracts in accumulation period:			
Qualified XXVII	4,214,321.173	$ 21.49	$ 90,565,762
Qualified XXVIII	490,421.245	21.37	10,480,302
	4,704,742.418		$ 101,046,064
Fidelity® VIP Overseas			
Contracts in accumulation period:			
Qualified V	13,386.475	$ 13.16	$ 176,166
Qualified VI	1,102,294.527	13.34	14,704,609
Qualified VIII	646.812	13.33	8,622
Qualified X (1.15)	12,759.798	13.88	177,106
Qualified X (1.25)	138,072.125	13.74	1,897,111
Qualified XII (0.05)	12,173.787	13.81	168,120
Qualified XII (0.15)	3,248.018	10.85	35,241
Qualified XII (0.25)	68,750.566	9.71	667,568
Qualified XII (0.35)	29,587.461	9.65	285,519
Qualified XII (0.45)	45,979.896	9.60	441,407
Qualified XII (0.55)	13,808.482	9.55	131,871
Qualified XII (0.60)	53,560.084	9.52	509,892
Qualified XII (0.65)	15,331.823	9.49	145,499
Qualified XII (0.70)	46,370.645	9.47	439,130
Qualified XII (0.75)	29,082.839	9.44	274,542
Qualified XII (0.80)	139,066.826	10.52	1,462,983
Qualified XII (0.85)	50,628.137	13.15	665,760
Qualified XII (0.90)	9,972.710	10.48	104,514
Qualified XII (0.95)	48,526.820	13.05	633,275
Qualified XII (1.00)	226,727.308	13.00	2,947,455
Qualified XII (1.05)	23,146.177	12.95	299,743
Qualified XII (1.10)	11,515.271	12.90	148,547
Qualified XII (1.15)	12,472.529	12.85	160,272
Qualified XII (1.20)	14,661.562	12.80	187,668
Qualified XII (1.25)	12,354.667	12.75	157,522
Qualified XII (1.30)	3,721.260	12.70	47,260
Qualified XII (1.35)	967.589	12.65	12,240

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas (continued)			
Qualified XII (1.40)	4,455.476	$ 12.60	$ 56,139
Qualified XII (1.45)	8.917	12.56	112
Qualified XII (1.50)	3,207.914	12.51	40,131
Qualified XV	7,677.476	13.63	104,644
Qualified XVI	25,284.604	13.12	331,734
Qualified XVII	4,452.849	13.34	59,401
Qualified XVIII	2,318.777	13.74	31,860
Qualified XXI	11,576.822	13.72	158,834
Qualified XXIV	39,231.164	13.06	512,359
Qualified XXV	20,647.345	13.56	279,978
Qualified XXVI	2,043.588	13.49	27,568
Qualified XXVII	245,549.190	7.40	1,817,064
Qualified XXXII	3,022.887	10.53	31,831
	2,508,291.203		$ 30,341,297
Franklin Small Cap Value Securities			
Contracts in accumulation period:			
NYSUT 457	20,814.779	$ 13.33	$ 277,461
Qualified V	1.001	11.99	12
Qualified VI	503,485.216	12.04	6,061,962
Qualified X (1.15)	3,701.659	12.06	44,642
Qualified X (1.25)	53,542.774	12.04	644,655
Qualified XII (0.15)	2,343.485	12.28	28,778
Qualified XII (0.55)	13,337.419	12.24	163,250
Qualified XII (0.60)	4,495.339	12.23	54,978
Qualified XII (0.65)	11,900.737	12.21	145,308
Qualified XII (0.70)	21,929.180	12.20	267,536
Qualified XII (0.75)	15,641.872	12.18	190,518
Qualified XII (0.80)	114,047.576	12.17	1,387,959
Qualified XII (0.85)	46,716.214	12.15	567,602
Qualified XII (0.90)	1,974.629	12.14	23,972
Qualified XII (0.95)	71,085.891	12.12	861,561
Qualified XII (1.00)	325,064.823	12.11	3,936,535
Qualified XII (1.05)	9,264.599	12.09	112,009
Qualified XII (1.10)	10,329.636	12.08	124,782
Qualified XII (1.15)	3,163.267	12.06	38,149
Qualified XII (1.20)	4,293.361	12.05	51,735
Qualified XII (1.25)	9,228.738	12.04	111,114
Qualified XII (1.30)	42.346	12.02	509
Qualified XII (1.35)	636.553	12.01	7,645
Qualified XII (1.40)	1,647.123	11.99	19,749
Qualified XII (1.45)	8.013	11.98	96

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities (continued)			
Qualified XII (1.50)	123.244	$ 11.96	$ 1,474
Qualified XV	1,391.997	12.12	16,871
Qualified XVI	7,736.120	11.96	92,524
Qualified XVIII	3,036.213	12.04	36,556
Qualified XXI	6,038.702	12.17	73,491
Qualified XXIV	23,921.152	12.15	290,642
Qualified XXV	5,324.631	12.18	64,854
Qualified XXVI	11,150.494	12.14	135,367
Qualified XXVIII	3,299.738	11.44	37,749
Qualified XXXII	1,106.473	10.35	11,452
	1,311,824.994		$ 15,883,497
ING GET Fund - Series D			
Contracts in accumulation period:			
Qualified VI	6,504,922.048	$ 10.16	$ 66,090,008
Qualified X (1.15)	73,043.898	10.16	742,126
Qualified X (1.25)	1,563,335.335	10.16	15,883,487
Qualified XII (0.15)	47,929.159	10.22	489,836
Qualified XII (0.30)	72,227.916	10.46	755,504
Qualified XII (0.50)	68,957.944	10.70	737,850
Qualified XII (0.60)	6,638.310	10.65	70,698
Qualified XII (0.70)	27,429.273	10.59	290,476
Qualified XII (0.80)	17,201.898	10.54	181,308
Qualified XII (0.85)	101,155.376	10.51	1,063,143
Qualified XII (0.90)	8,019.466	10.48	84,044
Qualified XII (0.95)	52,459.235	10.45	548,199
Qualified XII (1.00)	143,364.717	10.43	1,495,294
Qualified XII (1.05)	800,473.654	10.40	8,324,926
Qualified XII (1.10)	129,008.679	10.37	1,337,820
Qualified XII (1.20)	458,850.582	10.32	4,735,338
Qualified XII (1.25)	2,223,430.029	10.29	22,879,095
Qualified XII (1.30)	46,054.971	10.26	472,524
Qualified XII (1.35)	9,345.117	10.24	95,694
Qualified XII (1.40)	4,823.017	10.21	49,243
Qualified XII (1.50)	5,511.811	10.16	56,000
Qualified XII (1.75)	692.024	10.03	6,941
Qualified XV	25,078.101	10.32	258,806
Qualified XVI	56,106.979	10.03	562,753
Qualified XVII	35,979.921	10.16	365,556
Qualified XVIII	344,368.111	10.16	3,498,780
Qualified XXI	25,002.791	10.39	259,779
Qualified XXIV	40,154.546	10.34	415,198

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series D (continued)			
Qualified XXV	39,103.568	$ 10.37	$ 405,504
Qualified XXVI	13,053.295	10.32	134,710
Qualified XXVII	1,809,461.914	10.24	18,528,890
Qualified XXXII	194,705.794	10.01	1,949,005
	14,947,889.479		$ 152,768,535
ING GET Fund - Series E			
Contracts in accumulation period:			
Qualified VI	3,235,659.656	$ 10.46	$ 33,845,000
Qualified X (1.15)	128,208.985	10.35	1,326,963
Qualified X (1.25)	803,411.315	10.34	8,307,273
Qualified XII (0.15)	58,019.070	10.75	623,705
Qualified XII (0.30)	82,382.775	10.74	884,791
Qualified XII (0.70)	7,427.029	10.84	80,509
Qualified XII (0.80)	15,061.261	10.79	162,511
Qualified XII (0.85)	67,003.436	10.77	721,627
Qualified XII (0.95)	103,372.295	10.72	1,108,151
Qualified XII (1.00)	42,534.112	10.70	455,115
Qualified XII (1.05)	476,085.286	10.67	5,079,830
Qualified XII (1.10)	24,204.132	10.65	257,774
Qualified XII (1.15)	394.727	10.62	4,192
Qualified XII (1.20)	99,697.642	10.60	1,056,795
Qualified XII (1.25)	1,157,239.452	10.57	12,232,021
Qualified XII (1.30)	14,864.929	10.55	156,825
Qualified XII (1.35)	1,820.228	10.53	19,167
Qualified XII (1.40)	1,181.619	10.50	12,407
Qualified XII (1.50)	3,782.314	10.46	39,563
Qualified XII (1.55)	725.983	10.43	7,572
Qualified XII (1.75)	2,971.470	10.34	30,725
Qualified XV	2,042.830	10.60	21,654
Qualified XVI	16,552.805	10.34	171,156
Qualified XVII	60,907.457	10.46	637,092
Qualified XVIII	50,495.745	10.34	522,126
Qualified XXI	13,412.090	10.67	143,107
Qualified XXIV	19,892.750	10.62	211,261
Qualified XXV	94,876.217	10.68	1,013,278
Qualified XXVI	39,806.491	10.63	423,143
Qualified XXVII	830,140.227	10.54	8,749,678
Qualified XXXII	134,819.760	10.02	1,350,894
	7,588,994.088		$ 79,655,905

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series G			
Contracts in accumulation period:			
Qualified VI	819,381.783	$ 10.32	$ 8,456,020
Qualified X (1.15)	52,876.004	10.21	539,864
Qualified X (1.25)	292,513.320	10.21	2,986,561
Qualified XII (0.15)	25,193.037	10.77	271,329
Qualified XII (0.30)	4,238.469	10.58	44,843
Qualified XII (0.80)	1,379.868	10.63	14,668
Qualified XII (0.85)	5,460.792	10.61	57,939
Qualified XII (0.90)	359.396	10.59	3,806
Qualified XII (0.95)	10,822.064	10.56	114,281
Qualified XII (1.00)	17,091.366	10.54	180,143
Qualified XII (1.05)	90,495.057	10.52	952,008
Qualified XII (1.10)	60,806.863	10.49	637,864
Qualified XII (1.15)	1,860.841	10.47	19,483
Qualified XII (1.20)	26,572.344	10.45	277,681
Qualified XII (1.25)	371,930.777	10.43	3,879,238
Qualified XII (1.30)	4,173.173	10.40	43,401
Qualified XII (1.35)	1,290.270	10.38	13,393
Qualified XII (1.40)	3,563.900	10.36	36,922
Qualified XII (1.45)	24,104.449	10.34	249,240
Qualified XV	1,107.177	10.45	11,570
Qualified XVI	5,332.517	10.21	54,445
Qualified XVII	29,533.140	10.32	304,782
Qualified XVIII	66,776.592	10.21	681,789
Qualified XXI	2,651.806	10.52	27,897
Qualified XXIV	6,207.545	10.47	64,993
Qualified XXV	8,457.495	10.54	89,142
Qualified XXVI	8,877.004	10.48	93,031
Qualified XXVII	347,903.750	10.40	3,618,199
Qualified XXXII	10,603.896	10.01	106,145
	2,301,564.695		$ 23,830,677
ING GET Fund - Series H			
Contracts in accumulation period:			
Qualified VI	790,420.439	$ 10.47	$ 8,275,702
Qualified X (1.15)	57,281.600	10.38	594,583
Qualified X (1.25)	141,793.828	10.37	1,470,402
Qualified XII (0.15)	12,751.705	10.85	138,356
Qualified XII (0.30)	3,361.883	10.73	36,073
Qualified XII (0.50)	330.614	10.91	3,607
Qualified XII (0.80)	4,885.237	10.77	52,614
Qualified XII (0.85)	1,991.814	10.75	21,412

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series H (continued)			
Qualified XII (0.90)	1,483.225	$ 10.73	$ 15,915
Qualified XII (0.95)	13,465.266	10.71	144,213
Qualified XII (1.00)	7,925.257	10.69	84,721
Qualified XII (1.05)	184,574.883	10.67	1,969,414
Qualified XII (1.10)	7,154.323	10.64	76,122
Qualified XII (1.20)	12,316.698	10.60	130,557
Qualified XII (1.25)	188,841.588	10.58	1,997,944
Qualified XII (1.30)	1,294.697	10.56	13,672
Qualified XII (1.35)	9,442.979	10.54	99,529
Qualified XII (1.40)	5,907.415	10.52	62,146
Qualified XII (1.45)	1,273.403	10.49	13,358
Qualified XV	500.849	10.60	5,309
Qualified XVI	9,554.002	10.37	99,075
Qualified XVII	33,874.881	10.47	354,670
Qualified XVIII	52,833.752	10.37	547,886
Qualified XXI	1,214.058	10.67	12,954
Qualified XXV	297.196	10.70	3,180
Qualified XXVI	1,931.955	10.64	20,556
Qualified XXVII	188,536.837	10.56	1,990,949
Qualified XXXII	29,903.091	10.03	299,928
	1,765,143.475		$ 18,534,847
ING GET Fund - Series I			
Contracts in accumulation period:			
Qualified X (1.25)	97,121.186	$ 10.29	$ 999,377
Qualified XVIII	4,329.155	10.29	44,547
Qualified XXXII	4,810.479	10.02	48,201
	106,260.820		$ 1,092,125
ING GET Fund - Series J			
Contracts in accumulation period:			
Qualified X (1.25)	25,838.998	$ 10.18	$ 263,041
Qualified XVIII	6,627.505	10.18	67,468
Qualified XXXII	5,513.573	10.02	55,246
	37,980.076		$ 385,755

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series K			
Contracts in accumulation period:			
Qualified X (1.25)	9,057.771	$ 10.23	$ 92,661
Qualified XXVII	155,769.460	10.38	1,616,887
Qualified XXXII	2,637.363	10.01	26,400
	167,464.594		$ 1,735,948
ING GET Fund - Series L			
Contracts in accumulation period:			
Qualified XXVII	101,479.594	$ 10.34	$ 1,049,299
	101,479.594		$ 1,049,299
ING GET Fund - Series Q			
Contracts in accumulation period:			
Qualified XXVII	417,591.048	$ 10.50	$ 4,384,706
	417,591.048		$ 4,384,706
ING GET Fund - Series S			
Contracts in accumulation period:			
Qualified VI	1,252,664.824	$ 10.49	$ 13,140,454
Qualified X (1.15)	37,775.500	10.49	396,265
Qualified X (1.25)	206,738.895	10.49	2,168,691
Qualified XII (0.15)	5,818.148	10.69	62,196
Qualified XII (0.30)	5,447.453	10.60	57,743
Qualified XII (0.50)	79,722.629	10.65	849,046
Qualified XII (0.80)	5,125.755	10.60	54,333
Qualified XII (0.85)	24,432.106	10.59	258,736
Qualified XII (0.95)	18,050.804	10.57	190,797
Qualified XII (1.00)	63,375.095	10.56	669,241
Qualified XII (1.05)	434,008.626	10.55	4,578,791
Qualified XII (1.10)	54,458.199	10.55	574,534
Qualified XII (1.20)	32,623.647	10.53	343,527
Qualified XII (1.25)	468,406.844	10.52	4,927,640
Qualified XII (1.30)	2,395.148	10.51	25,173
Qualified XII (1.35)	20,008.095	10.50	210,085
Qualified XII (1.40)	112.107	10.49	1,176
Qualified XII (1.45)	736.260	10.48	7,716
Qualified XII (1.50)	526.813	10.48	5,521
Qualified XII (1.55)	615.759	10.47	6,447
Qualified XII (1.65)	1,745.837	10.45	18,244
Qualified XV	390.702	10.54	4,118

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING GET Fund - Series S (continued)					
Qualified XVI	17,755.120	$	10.45	$	185,541
Qualified XVII	8,900.286		10.49		93,364
Qualified XVIII	15,805.338		10.49		165,798
Qualified XXI	174.337		10.56		1,841
Qualified XXIV	2,532.417		10.55		26,717
Qualified XXV	560.245		10.59		5,933
Qualified XXVII	342,075.973		10.53		3,602,060
Qualified XXXII	2,885.728		10.09		29,117
	3,105,868.690			$	32,660,845
ING VP Balanced					
Currently payable annuity contracts:				$	25,974,871
Contracts in accumulation period:					
Qualified I	30,265.395	$	31.18		943,675
Qualified III	127.661		30.91		3,946
Qualified IX	1,842.451		22.52		41,492
Qualified V	2,407.861		23.28		56,055
Qualified VI	12,798,574.214		23.54		301,278,437
Qualified VII	160,714.078		22.73		3,653,031
Qualified VIII	5,003.615		21.85		109,329
Qualified X (1.15)	181,399.201		23.78		4,313,673
Qualified X (1.25)	2,611,812.489		23.54		61,482,066
Qualified XII (0.00)	59.870		10.74		643
Qualified XII (0.00)	74,603.166		10.74		801,238
Qualified XII (0.05)	107,890.111		24.37		2,629,282
Qualified XII (0.25)	919,699.178		12.17		11,192,739
Qualified XII (0.35)	380,307.851		12.10		4,601,725
Qualified XII (0.40)	113,357.728		17.34		1,965,623
Qualified XII (0.45)	95,340.316		12.03		1,146,944
Qualified XII (0.55)	171,664.244		11.97		2,054,821
Qualified XII (0.60)	713,921.543		11.93		8,517,084
Qualified XII (0.65)	70,492.773		11.90		838,864
Qualified XII (0.70)	732,351.558		11.87		8,693,013
Qualified XII (0.75)	473,074.725		11.83		5,596,474
Qualified XII (0.80)	2,632,730.977		12.59		33,146,083
Qualified XII (0.85)	1,098,089.871		16.98		18,645,566
Qualified XII (0.90)	32,731.600		12.31		402,926
Qualified XII (0.95)	485,183.442		16.85		8,175,341
Qualified XII (1.00)	3,294,261.644		16.79		55,310,653
Qualified XII (1.05)	167,845.069		16.73		2,808,048
Qualified XII (1.10)	99,803.481		16.66		1,662,726
Qualified XII (1.15)	75,376.205		16.60		1,251,245

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced (continued)			
Qualified XII (1.20)	84,713.664	$ 16.54	$ 1,401,164
Qualified XII (1.25)	33,012.629	16.47	543,718
Qualified XII (1.30)	894.028	16.41	14,671
Qualified XII (1.35)	1,104.282	16.35	18,055
Qualified XII (1.40)	25,464.005	16.28	414,554
Qualified XII (1.45)	10.111	16.22	164
Qualified XII (1.50)	4,501.547	16.16	72,745
Qualified XIX	12,930.820	31.70	409,907
Qualified XV	67,624.906	24.05	1,626,379
Qualified XVI	265,096.890	23.15	6,136,993
Qualified XVII	205,419.766	23.93	4,915,695
Qualified XVIII	344,719.849	23.93	8,249,146
Qualified XX	50,033.471	31.43	1,572,552
Qualified XXI	85,541.223	24.21	2,070,953
Qualified XXIV	324,730.528	16.87	5,478,204
Qualified XXIX	776.739	30.91	24,009
Qualified XXV	211,239.085	24.05	5,080,300
Qualified XXVI	18,318.053	23.93	438,351
Qualified XXVII	1,296,684.568	31.17	40,417,658
Qualified XXVIII	151,308.368	31.07	4,701,151
Qualified XXX	90,890.939	30.68	2,788,534
Qualified XXXII	557,495.401	10.22	5,697,603
	31,363,443.189		$ 659,370,119
ING VP Bond			
Currently payable annuity contracts:			$ 6,307,083
Contracts in accumulation period:			
Qualified I	8,428.571	$ 71.26	600,620
Qualified III	183.787	70.19	12,900
Qualified IX	644.759	17.27	11,135
Qualified V	1,589.140	18.14	28,827
Qualified VI	9,306,487.127	18.10	168,447,417
Qualified VII	116,307.976	16.80	1,953,974
Qualified VIII	19,344.117	16.66	322,273
Qualified X (1.15)	163,117.004	18.29	2,983,410
Qualified X (1.25)	1,341,944.752	18.10	24,289,200
Qualified XII (0.00)	469.573	11.70	5,494
Qualified XII (0.00)	55,312.393	11.70	647,155
Qualified XII (0.05)	25,129.472	18.73	470,675
Qualified XII (0.25)	382,554.725	14.18	5,424,626
Qualified XII (0.35)	176,919.504	14.10	2,494,565
Qualified XII (0.45)	140,680.671	14.02	1,972,343

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Bond (continued)			
Qualified XII (0.55)	83,138.379	$ 13.94	$ 1,158,949
Qualified XII (0.60)	365,592.014	13.90	5,081,729
Qualified XII (0.65)	118,160.678	13.86	1,637,707
Qualified XII (0.70)	295,020.333	13.82	4,077,181
Qualified XII (0.75)	300,264.902	13.79	4,140,653
Qualified XII (0.80)	1,267,394.476	13.94	17,667,479
Qualified XII (0.85)	897,843.074	15.81	14,194,899
Qualified XII (0.90)	29,605.260	13.88	410,921
Qualified XII (0.95)	506,342.192	15.69	7,944,509
Qualified XII (1.00)	2,524,137.236	15.63	39,452,265
Qualified XII (1.05)	191,372.254	15.57	2,979,666
Qualified XII (1.10)	85,777.563	15.51	1,330,410
Qualified XII (1.15)	64,924.660	15.45	1,003,086
Qualified XII (1.20)	80,736.193	15.39	1,242,530
Qualified XII (1.25)	53,048.532	15.33	813,234
Qualified XII (1.30)	9,238.834	15.27	141,077
Qualified XII (1.35)	9,276.726	15.21	141,099
Qualified XII (1.40)	35,549.868	15.16	538,936
Qualified XII (1.45)	3,098.675	15.10	46,790
Qualified XII (1.50)	15,265.492	15.04	229,593
Qualified XIX	1,966.000	71.97	141,493
Qualified XV	15,468.956	18.49	286,021
Qualified XVI	187,468.764	17.80	3,336,944
Qualified XVII	208,941.795	18.28	3,819,456
Qualified XVIII	389,958.425	18.28	7,128,440
Qualified XX	10,960.765	70.88	776,899
Qualified XXI	27,953.169	18.62	520,488
Qualified XXIV	159,751.593	15.70	2,508,100
Qualified XXIX	2,324.191	70.19	163,135
Qualified XXV	95,167.225	18.49	1,759,642
Qualified XXVI	23,126.591	18.39	425,298
Qualified XXVII	672,360.953	70.76	47,576,261
Qualified XXVIII	231,171.392	70.54	16,306,830
Qualified XXX	23,368.471	69.65	1,627,614
Qualified XXXII	159,725.598	10.04	1,603,645
	20,884,614.800		$ 408,184,676
ING VP Emerging Markets			
Contracts in accumulation period:			
Qualified XXVII	696,442.449	$ 8.41	$ 5,857,081
Qualified XXVIII	276,245.704	8.38	2,314,939
	972,688.153		$ 8,172,020

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market			
Currently payable annuity contracts:			$ 119,187
Contracts in accumulation period:			
Qualified I	7,982.661	$ 48.85	389,953
Qualified III	1,197.520	47.99	57,469
Qualified IX	1,174.339	13.99	16,429
Qualified V	5,267.857	13.72	72,275
Qualified VI	6,120,534.458	13.93	85,259,045
Qualified VII	173,566.499	13.88	2,409,103
Qualified VIII	8,960.627	13.41	120,162
Qualified X (1.15)	131,947.050	14.07	1,856,495
Qualified X (1.25)	1,330,997.846	13.93	18,540,800
Qualified XII (0.00)	5.024	10.35	52
Qualified XII (0.00)	9,616.618	10.35	99,532
Qualified XII (0.05)	38,193.412	14.42	550,749
Qualified XII (0.25)	390,337.644	12.14	4,738,699
Qualified XII (0.35)	121,133.637	12.07	1,462,083
Qualified XII (0.45)	109,629.333	12.00	1,315,552
Qualified XII (0.55)	156,244.845	11.93	1,864,001
Qualified XII (0.60)	110,222.353	11.90	1,311,646
Qualified XII (0.65)	52,087.110	11.87	618,274
Qualified XII (0.70)	568,366.610	11.83	6,723,777
Qualified XII (0.75)	317,873.814	11.80	3,750,911
Qualified XII (0.80)	1,729,116.275	11.92	20,611,066
Qualified XII (0.85)	627,302.414	12.84	8,054,563
Qualified XII (0.90)	45,066.836	11.82	532,690
Qualified XII (0.95)	599,767.347	12.74	7,641,036
Qualified XII (1.00)	2,350,678.329	12.69	29,830,108
Qualified XII (1.05)	217,302.214	12.65	2,748,873
Qualified XII (1.10)	192,899.365	12.60	2,430,532
Qualified XII (1.15)	102,165.418	12.55	1,282,176
Qualified XII (1.20)	101,500.880	12.50	1,268,761
Qualified XII (1.25)	85,894.377	12.45	1,069,385
Qualified XII (1.30)	20,579.775	12.41	255,395
Qualified XII (1.35)	10,100.000	12.36	124,836
Qualified XII (1.40)	54,736.962	12.31	673,812
Qualified XII (1.45)	3,539.886	12.26	43,399
Qualified XII (1.50)	16,498.854	12.22	201,616
Qualified XIX	1,652.446	48.85	80,722
Qualified XV	25,361.630	14.23	360,896
Qualified XVI	120,948.540	13.70	1,656,995
Qualified XVII	254,936.612	13.93	3,551,267

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market (continued)			
Qualified XVIII	447,375.090	$ 13.93	$ 6,231,935
Qualified XX	23,604.626	47.99	1,132,786
Qualified XXI	39,760.782	14.33	569,772
Qualified XXIV	146,478.980	12.75	1,867,607
Qualified XXIX	1,059.971	47.99	50,868
Qualified XXV	65,924.666	14.23	938,108
Qualified XXVI	32,058.616	14.16	453,950
Qualified XXVII	456,502.474	49.72	22,697,303
Qualified XXVIII	184,265.238	48.76	8,984,773
Qualified XXX	8,422.344	47.62	401,072
Qualified XXXII	45,490.700	10.00	454,907
	17,666,330.904		$ 257,477,403
ING VP Natural Resources			
Contracts in accumulation period:			
Qualified III	670.860	$ 15.58	$ 10,452
Qualified V	62.405	17.13	1,069
Qualified VI	283,978.227	16.81	4,773,674
Qualified VIII	1,447.975	14.57	21,097
Qualified XII (0.05)	272.529	17.40	4,742
Qualified XII (0.15)	2,643.403	12.81	33,862
Qualified XII (0.25)	24,100.543	11.06	266,552
Qualified XII (0.45)	9,978.336	10.94	109,163
Qualified XII (0.55)	2,605.055	10.88	28,343
Qualified XII (0.60)	12,469.954	10.85	135,299
Qualified XII (0.65)	89.556	10.82	969
Qualified XII (0.70)	12,145.969	10.79	131,055
Qualified XII (0.75)	16,961.896	10.76	182,510
Qualified XII (0.80)	106,275.533	11.73	1,246,612
Qualified XII (0.85)	25,760.328	13.41	345,446
Qualified XII (0.90)	1,077.721	11.67	12,577
Qualified XII (0.95)	11,487.078	13.31	152,893
Qualified XII (1.00)	70,279.864	13.26	931,911
Qualified XII (1.05)	4,883.573	13.21	64,512
Qualified XII (1.10)	3,147.720	13.16	41,424
Qualified XII (1.15)	3,823.341	13.11	50,124
Qualified XII (1.20)	2,505.819	13.06	32,726
Qualified XII (1.25)	106.303	13.01	1,383
Qualified XII (1.30)	60.340	12.96	782
Qualified XII (1.40)	140.513	12.86	1,807
Qualified XV	6,922.481	17.17	118,859
Qualified XVI	4,147.853	16.53	68,564

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources (continued)			
Qualified XVII	718.204	$ 16.81	$ 12,073
Qualified XXI	2,366.281	17.29	40,913
Qualified XXIV	7,395.721	13.32	98,511
Qualified XXV	1,381.670	17.13	23,668
Qualified XXVI	643.059	17.00	10,932
Qualified XXVII	239,847.104	15.71	3,767,998
Qualified XXVIII	79,719.604	15.66	1,248,409
	940,116.818		$ 13,970,911
ING MFS Total Return			
Contracts in accumulation period:			
Qualified V	74.202	$ 11.28	$ 837
Qualified VI	394,705.357	11.76	4,641,735
Qualified XII (0.55)	3,682.211	12.03	44,297
Qualified XII (0.60)	935.245	12.03	11,251
Qualified XII (0.65)	2,253.450	12.03	27,109
Qualified XII (0.70)	6,110.815	12.02	73,452
Qualified XII (0.75)	236.023	12.02	2,837
Qualified XII (0.80)	45,904.584	12.00	550,855
Qualified XII (0.85)	3,102.588	11.98	37,169
Qualified XII (0.95)	16,439.014	11.97	196,775
Qualified XII (1.00)	184,119.716	11.97	2,203,913
Qualified XII (1.05)	5,447.786	11.97	65,210
Qualified XII (1.10)	81.605	11.96	976
Qualified XII (1.15)	556.940	11.96	6,661
Qualified XII (1.20)	2,346.656	11.96	28,066
Qualified XII (1.25)	1,615.063	11.95	19,300
Qualified XII (1.30)	169.372	11.95	2,024
Qualified XII (1.35)	52.803	11.95	631
Qualified XII (1.40)	1,227.364	11.95	14,667
Qualified XII (1.45)	2.847	11.94	34
Qualified XV	476.923	11.31	5,394
Qualified XVI	1,047.445	11.74	12,297
Qualified XVII	12,943.490	11.29	146,132
Qualified XXI	96.290	11.32	1,090
Qualified XXIV	16,754.240	11.32	189,658
Qualified XXV	194.881	11.33	2,208
Qualified XXVI	360.035	11.31	4,072
	700,936.945		$ 8,288,650
ING T. Rowe Price Equity Income			
Contracts in accumulation period:			
Qualified VI	118,664.711	$ 12.95	$ 1,536,708
Qualified XII (0.55)	1,730.592	13.01	22,515

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income (continued)			
Qualified XII (0.60)	576.556	$ 13.01	$ 7,501
Qualified XII (0.65)	2,562.337	13.01	33,336
Qualified XII (0.70)	3.769	13.00	49
Qualified XII (0.80)	11,180.586	12.98	145,124
Qualified XII (0.85)	5,120.756	12.96	66,365
Qualified XII (0.95)	3,113.591	12.95	40,321
Qualified XII (1.00)	15,411.429	12.95	199,578
Qualified XII (1.05)	434.390	12.94	5,621
Qualified XII (1.10)	525.580	12.94	6,801
Qualified XII (1.25)	773.086	12.93	9,996
Qualified XII (1.40)	59.288	12.92	766
Qualified XV	705.246	12.20	8,604
Qualified XVI	2,862.413	12.93	37,011
Qualified XXI	87.142	12.21	1,064
Qualified XXIV	1,221.949	12.21	14,920
Qualified XXV	35.106	12.22	429
Qualified XXVI	478.033	12.20	5,832
	165,546.560		$ 2,142,541
ING DSI Enhanced Index			
Contracts in accumulation period:			
Qualified VI	51,191.026	$ 7.80	$ 399,290
Qualified X (1.15)	2,585.884	10.13	26,195
Qualified X (1.25)	4,171.280	9.61	40,086
Qualified XII (0.60)	1,511.884	7.91	11,959
Qualified XII (0.65)	117.468	7.90	928
Qualified XII (0.70)	38.023	7.89	300
Qualified XII (0.75)	19.012	7.89	150
Qualified XII (0.80)	14,494.924	7.88	114,220
Qualified XII (0.85)	203.049	7.87	1,598
Qualified XII (0.95)	2,567.388	7.85	20,154
Qualified XII (1.00)	10,066.454	7.84	78,921
Qualified XII (1.05)	3,677.678	7.84	28,833
Qualified XII (1.10)	2,210.217	7.83	17,306
Qualified XII (1.15)	886.956	7.82	6,936
Qualified XII (1.20)	174.776	7.81	1,365
Qualified XII (1.25)	492.308	7.80	3,840
Qualified XII (1.30)	69.577	7.79	542
Qualified XII (1.35)	65.982	7.79	514
Qualified XII (1.40)	359.383	7.78	2,796
Qualified XII (1.50)	71.778	7.76	557
Qualified XVI	4,372.551	7.76	33,931

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING DSI Enhanced Index (continued)			
Qualified XVII	1,096.282	$ 7.80	$ 8,551
Qualified XXIV	30.241	7.87	238
Qualified XXV	141.318	7.89	1,115
	100,615.439		$ 800,325
ING Alger Aggressive Growth - Initial Class			
Contracts in accumulation period:			
Qualified XXXI	1,153.787	$ 14.26	$ 16,453
	1,153.787		$ 16,453
ING Alger Aggressive Growth - Service Class			
Contracts in accumulation period:			
Qualified VI	713,645.886	$ 7.17	$ 5,116,841
Qualified VIII	566.480	7.16	4,056
Qualified X (1.15)	2,838.241	10.46	29,688
Qualified X (1.25)	50,767.676	10.24	519,861
Qualified XII (0.45)	6,125.103	7.29	44,652
Qualified XII (0.55)	644.154	7.27	4,683
Qualified XII (0.60)	17,546.768	7.27	127,565
Qualified XII (0.65)	4,684.986	7.26	34,013
Qualified XII (0.70)	3,396.965	7.25	24,628
Qualified XII (0.75)	64,099.862	7.24	464,083
Qualified XII (0.80)	35,465.698	7.23	256,417
Qualified XII (0.85)	32,517.566	7.23	235,102
Qualified XII (0.90)	1,036.011	7.22	7,480
Qualified XII (0.95)	47,191.955	7.21	340,254
Qualified XII (1.00)	184,364.862	7.20	1,327,427
Qualified XII (1.05)	4,261.528	7.20	30,683
Qualified XII (1.10)	4,522.392	7.19	32,516
Qualified XII (1.15)	610.306	7.18	4,382
Qualified XII (1.20)	3,352.580	7.17	24,038
Qualified XII (1.25)	6,235.146	7.17	44,706
Qualified XII (1.30)	64.944	7.16	465
Qualified XII (1.35)	1.958	7.15	14
Qualified XII (1.40)	4,213.025	7.14	30,081
Qualified XII (1.50)	494.951	7.13	3,529
Qualified XV	11,139.944	7.21	80,319
Qualified XVI	26,666.340	7.13	190,131
Qualified XVII	5,876.848	7.17	42,137
Qualified XVIII	715.157	10.49	7,502
Qualified XXI	2,644.675	7.23	19,121
Qualified XXIV	27,549.584	7.22	198,908
Qualified XXV	20,464.365	7.24	148,162

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Alger Aggressive Growth - Service Class (continued)			
Qualified XXVI	2,661.911	$ 7.22	$ 19,219
Qualified XXXII	692.233	10.30	7,130
	1,287,060.100		$ 9,419,793
ING Alger Growth			
Contracts in accumulation period:			
Qualified VI	112,672.738	$ 8.62	$ 971,239
Qualified X (1.25)	10,386.233	9.08	94,307
Qualified XII (0.15)	244.949	8.81	2,158
Qualified XII (0.55)	2,231.200	8.75	19,523
Qualified XII (0.60)	1,738.329	8.74	15,193
Qualified XII (0.65)	592.440	8.73	5,172
Qualified XII (0.70)	2,118.119	8.72	18,470
Qualified XII (0.75)	2,211.940	8.71	19,266
Qualified XII (0.80)	39,059.655	8.70	339,819
Qualified XII (0.85)	7,542.693	8.69	65,546
Qualified XII (0.90)	28.111	8.68	244
Qualified XII (0.95)	5,249.250	8.67	45,511
Qualified XII (1.00)	45,765.935	8.66	396,333
Qualified XII (1.05)	3,154.798	8.65	27,289
Qualified XII (1.10)	1,038.310	8.64	8,971
Qualified XII (1.15)	593.395	8.63	5,121
Qualified XII (1.20)	2,972.738	8.62	25,625
Qualified XII (1.25)	2,792.227	8.62	24,069
Qualified XII (1.40)	617.578	8.59	5,305
Qualified XII (1.50)	1,835.122	8.57	15,727
Qualified XV	582.930	8.67	5,054
Qualified XVI	1,133.372	8.57	9,713
Qualified XVII	3,315.777	8.62	28,582
Qualified XXI	750.575	8.70	6,530
Qualified XXIV	1,439.586	8.69	12,510
Qualified XXV	1,383.238	8.71	12,048
Qualified XXVI	225.807	8.68	1,960
Qualified XXXII	1,233.044	10.38	12,799
	252,910.089		$ 2,194,084
ING American Century Small Cap Value			
Contracts in accumulation period:			
Qualified VI	347,202.405	$ 10.81	$ 3,753,258
Qualified X (1.15)	15,801.385	10.83	171,129
Qualified X (1.25)	46,786.864	10.81	505,766
Qualified XII (0.55)	2,154.296	10.94	23,568
Qualified XII (0.60)	665.416	10.93	7,273

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small Cap Value (continued)			
Qualified XII (0.65)	2,083.517	$ 10.92	$ 22,752
Qualified XII (0.70)	9,749.725	10.92	106,467
Qualified XII (0.75)	171.586	10.91	1,872
Qualified XII (0.80)	24,846.789	10.90	270,830
Qualified XII (0.85)	17,021.304	10.89	185,362
Qualified XII (0.90)	2,242.555	10.88	24,399
Qualified XII (0.95)	13,129.991	10.87	142,723
Qualified XII (1.00)	69,707.735	10.86	757,026
Qualified XII (1.05)	2,930.507	10.85	31,796
Qualified XII (1.10)	1,689.022	10.84	18,309
Qualified XII (1.15)	2,652.816	10.83	28,730
Qualified XII (1.20)	2,295.194	10.82	24,834
Qualified XII (1.25)	1,134.043	10.81	12,259
Qualified XII (1.35)	125.926	10.80	1,360
Qualified XII (1.40)	3,999.166	10.79	43,151
Qualified XII (1.45)	13.544	10.78	146
Qualified XII (1.50)	174.373	10.77	1,878
Qualified XV	231.003	10.87	2,511
Qualified XVI	6,055.989	10.77	65,223
Qualified XVII	1,909.806	10.81	20,645
Qualified XVIII	1,025.230	10.86	11,134
Qualified XXI	293.119	10.90	3,195
Qualified XXIV	3,821.232	10.88	41,575
Qualified XXV	2,515.857	10.91	27,448
Qualified XXVI	38.879	10.88	423
	582,469.274		$ 6,307,042
ING Baron Small Cap Growth			
Contracts in accumulation period:			
NYSUT 457	121,636.685	$ 13.03	$ 1,584,926
Qualified VI	640,334.673	11.45	7,331,832
Qualified X (1.15)	12,247.690	11.47	140,481
Qualified X (1.25)	38,745.676	11.45	443,638
Qualified XII (0.15)	2,498.112	11.65	29,103
Qualified XII (0.55)	1,179.706	11.58	13,661
Qualified XII (0.60)	1,712.532	11.57	19,814
Qualified XII (0.65)	8,963.062	11.56	103,613
Qualified XII (0.70)	9,295.152	11.55	107,359
Qualified XII (0.75)	3,531.802	11.54	40,757
Qualified XII (0.80)	224,099.913	11.53	2,583,872
Qualified XII (0.85)	22,344.358	11.52	257,407
Qualified XII (0.90)	476.542	11.51	5,485
Qualified XII (0.95)	20,763.043	11.50	238,775
Qualified XII (1.00)	142,763.620	11.49	1,640,354

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth (continued)			
Qualified XII (1.05)	2,374.761	$ 11.49	$ 27,286
Qualified XII (1.10)	3,277.352	11.48	37,624
Qualified XII (1.15)	2,541.935	11.47	29,156
Qualified XII (1.20)	2,646.248	11.46	30,326
Qualified XII (1.25)	6,757.642	11.45	77,375
Qualified XII (1.35)	2,464.129	11.43	28,165
Qualified XII (1.40)	2,488.354	11.42	28,417
Qualified XII (1.50)	532.983	11.40	6,076
Qualified XV	1,792.522	11.50	20,614
Qualified XVI	11,562.281	11.40	131,810
Qualified XVII	1,066.725	11.45	12,214
Qualified XVIII	571.802	11.49	6,570
Qualified XXI	8,264.874	11.53	95,294
Qualified XXIV	10,787.066	11.52	124,267
Qualified XXV	2,591.421	11.54	29,905
Qualified XXVI	2,042.746	11.51	23,512
Qualified XXXII	716.618	10.23	7,331
	1,313,072.025		$ 15,257,019
ING Goldman Sachs® Capital Growth			
Contracts in accumulation period:			
Qualified VI	26,245.590	$ 10.09	$ 264,818
Qualified X (1.15)	3,764.126	9.84	37,039
Qualified X (1.25)	13,719.094	9.27	127,176
Qualified XII (0.60)	1,566.471	10.23	16,025
Qualified XII (0.65)	352.153	10.22	3,599
Qualified XII (0.70)	5,701.175	10.21	58,209
Qualified XII (0.75)	18.529	10.20	189
Qualified XII (0.80)	9,184.086	10.18	93,494
Qualified XII (0.85)	626.352	10.17	6,370
Qualified XII (0.90)	85.039	10.16	864
Qualified XII (0.95)	1,900.493	10.15	19,290
Qualified XII (1.00)	7,582.742	10.14	76,889
Qualified XII (1.05)	441.560	10.13	4,473
Qualified XII (1.10)	2,041.502	10.12	20,660
Qualified XII (1.15)	1,150.148	10.11	11,628
Qualified XII (1.20)	551.287	10.10	5,568
Qualified XII (1.25)	259.068	10.09	2,614
Qualified XII (1.35)	123.260	10.06	1,240
Qualified XII (1.40)	534.428	10.05	5,371
Qualified XII (1.45)	605.478	10.04	6,079
Qualified XII (1.50)	474.975	10.03	4,764

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs® Capital Growth (continued)			
Qualified XV	648.571	$ 10.15	$ 6,583
Qualified XVI	276.271	10.03	2,771
Qualified XXI	9.037	10.18	92
Qualified XXIV	2,094.887	10.17	21,305
Qualified XXV	2,593.235	10.20	26,451
Qualified XXXII	290.260	10.37	3,010
	82,839.817		$ 826,571
ING JPMorgan Fleming International			
Currently payable annuity contracts:			$ 5,601
Contracts in accumulation period:			
Qualified III	1,887.002	$ 19.31	36,438
Qualified V	168.450	18.13	3,054
Qualified VI	2,190,758.585	18.52	40,572,849
Qualified VIII	18,581.090	15.60	289,865
Qualified X (1.15)	30,213.897	18.71	565,302
Qualified X (1.25)	265,772.678	18.52	4,922,110
Qualified XII (0.05)	33,260.929	19.17	637,612
Qualified XII (0.15)	3.758	9.58	36
Qualified XII (0.15)	25,701.357	9.58	246,219
Qualified XII (0.25)	253,284.519	9.56	2,421,400
Qualified XII (0.35)	159,550.789	9.51	1,517,328
Qualified XII (0.45)	54,422.516	9.46	514,837
Qualified XII (0.55)	44,447.447	9.40	417,806
Qualified XII (0.60)	188,555.651	9.38	1,768,652
Qualified XII (0.65)	9,713.583	9.35	90,822
Qualified XII (0.70)	122,127.360	9.32	1,138,227
Qualified XII (0.75)	199,552.688	9.30	1,855,840
Qualified XII (0.80)	594,567.144	10.47	6,225,118
Qualified XII (0.85)	416,310.629	12.89	5,366,244
Qualified XII (0.90)	14,013.161	10.41	145,877
Qualified XII (0.95)	193,123.065	12.79	2,470,044
Qualified XII (1.00)	1,055,499.137	12.74	13,447,059
Qualified XII (1.05)	77,592.986	12.69	984,655
Qualified XII (1.10)	32,186.561	12.65	407,160
Qualified XII (1.15)	18,650.000	12.60	234,990
Qualified XII (1.20)	25,441.594	12.55	319,292
Qualified XII (1.25)	9,373.040	12.50	117,163
Qualified XII (1.30)	97.992	12.45	1,220
Qualified XII (1.35)	1,440.773	12.41	17,880
Qualified XII (1.40)	5,542.557	12.36	68,506
Qualified XII (1.45)	1,147.522	12.31	14,126
Qualified XII (1.50)	3,713.040	12.27	45,559
Qualified XV	20,826.004	18.92	394,028
Qualified XVI	51,484.734	18.21	937,537

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Fleming International (continued)			
Qualified XVII	935.745	$ 18.52	$ 17,330
Qualified XVIII	4,904.967	18.52	90,840
Qualified XXI	24,846.666	19.05	473,329
Qualified XXIV	39,739.141	12.80	508,661
Qualified XXV	11,412.480	18.83	214,897
Qualified XXVI	1,852.750	18.73	34,702
Qualified XXVII	1,754,269.234	19.47	34,155,622
Qualified XXVIII	128,136.476	19.41	2,487,129
Qualified XXXII	30,493.163	10.53	321,093
	8,115,602.860		$ 126,504,059
ING JPMorgan Mid Cap Value			
Contracts in accumulation period:			
Qualified VI	184,071.052	$ 11.78	$ 2,168,357
Qualified X (1.15)	2,612.129	11.79	30,797
Qualified X (1.25)	21,348.641	11.78	251,487
Qualified XII (0.45)	97.150	11.93	1,159
Qualified XII (0.55)	55.667	11.91	663
Qualified XII (0.60)	1,074.454	11.90	12,786
Qualified XII (0.65)	568.040	11.89	6,754
Qualified XII (0.70)	14,669.697	11.88	174,276
Qualified XII (0.75)	126.622	11.87	1,503
Qualified XII (0.80)	2,467.707	11.86	29,267
Qualified XII (0.85)	9,542.447	11.85	113,078
Qualified XII (0.90)	705.912	11.84	8,358
Qualified XII (0.95)	17,546.999	11.83	207,581
Qualified XII (1.00)	52,794.247	11.82	624,028
Qualified XII (1.05)	2,816.850	11.81	33,267
Qualified XII (1.10)	2,299.576	11.80	27,135
Qualified XII (1.15)	553.605	11.79	6,527
Qualified XII (1.20)	3,971.053	11.78	46,779
Qualified XII (1.25)	1,084.550	11.78	12,776
Qualified XII (1.35)	1,777.721	11.76	20,906
Qualified XII (1.40)	449.702	11.75	5,284
Qualified XII (1.50)	376.556	11.73	4,417
Qualified XV	300.930	11.83	3,560
Qualified XVI	3,007.758	11.73	35,281
Qualified XVII	2,454.329	11.78	28,912
Qualified XXI	576.475	11.86	6,837
Qualified XXIV	4,365.823	11.85	51,735
Qualified XXV	6,075.822	11.87	72,120
Qualified XXVI	1,100.169	11.84	13,026
Qualified XXXII	69.727	10.24	714
	338,961.410		$ 3,999,370

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Capital Opportunities			
Currently payable annuity contracts:			$ 231,093
Contracts in accumulation period:			
Qualified III	892.890	$ 26.02	23,233
Qualified V	872.401	21.16	18,460
Qualified VI	2,119,819.010	21.41	45,385,325
Qualified VIII	8,636.467	18.40	158,911
Qualified X (1.15)	9,839.316	9.36	92,096
Qualified X (1.25)	247,143.394	9.31	2,300,905
Qualified XII (0.05)	14,309.567	22.16	317,100
Qualified XII (0.15)	16,162.657	8.73	141,100
Qualified XII (0.25)	118,848.795	9.96	1,183,734
Qualified XII (0.35)	97,695.358	9.91	968,161
Qualified XII (0.40)	105,144.728	14.51	1,525,650
Qualified XII (0.45)	26,301.421	9.85	259,069
Qualified XII (0.55)	55,855.510	9.80	547,384
Qualified XII (0.60)	110,100.614	9.77	1,075,683
Qualified XII (0.65)	24,938.398	9.74	242,900
Qualified XII (0.70)	192,732.544	9.71	1,871,433
Qualified XII (0.75)	143,877.502	9.69	1,394,173
Qualified XII (0.80)	554,495.517	10.93	6,060,636
Qualified XII (0.85)	376,545.883	14.21	5,350,717
Qualified XII (0.90)	18,218.726	10.52	191,661
Qualified XII (0.95)	234,750.780	14.10	3,309,986
Qualified XII (1.00)	1,368,664.128	14.05	19,229,731
Qualified XII (1.05)	60,765.715	14.00	850,720
Qualified XII (1.10)	44,712.913	13.94	623,298
Qualified XII (1.15)	32,812.239	13.89	455,762
Qualified XII (1.20)	36,383.526	13.84	503,548
Qualified XII (1.25)	20,661.393	13.78	284,714
Qualified XII (1.30)	1,999.272	13.73	27,450
Qualified XII (1.35)	1,051.023	13.68	14,378
Qualified XII (1.40)	17,905.502	13.63	244,052
Qualified XII (1.50)	4,475.961	13.52	60,515
Qualified XV	18,851.577	21.87	412,284
Qualified XVI	34,926.211	21.06	735,546
Qualified XVII	2,168.239	21.41	46,422
Qualified XVIII	5,694.092	9.31	53,012
Qualified XXI	19,791.825	22.02	435,816
Qualified XXIV	53,129.128	14.11	749,652
Qualified XXV	25,447.886	21.76	553,746
Qualified XXVI	4,882.641	21.66	105,758
Qualified XXVII	1,836,501.792	26.23	48,171,442
Qualified XXVIII	199,931.740	26.15	5,228,215
Qualified XXXII	5,933.527	10.35	61,412
	8,273,871.808		$ 151,496,883

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING MFS Global Growth					
Contracts in accumulation period:					
Qualified VI	54,283.656	$	10.83	$	587,892
Qualified X (1.15)	2,556.037		10.85		27,733
Qualified X (1.25)	9,878.855		10.83		106,988
Qualified XII (0.65)	183.547		10.94		2,008
Qualified XII (0.70)	3,531.839		10.93		38,603
Qualified XII (0.75)	909.341		10.92		9,930
Qualified XII (0.80)	2,816.040		10.91		30,723
Qualified XII (0.85)	2,790.917		10.90		30,421
Qualified XII (0.90)	9.917		10.89		108
Qualified XII (0.95)	7,248.713		10.88		78,866
Qualified XII (1.00)	24,101.931		10.88		262,229
Qualified XII (1.05)	1,364.305		10.87		14,830
Qualified XII (1.10)	725.230		10.86		7,876
Qualified XII (1.15)	652.995		10.85		7,085
Qualified XII (1.20)	2,984.779		10.84		32,355
Qualified XII (1.25)	622.161		10.83		6,738
Qualified XII (1.35)	96.762		10.81		1,046
Qualified XII (1.40)	386.018		10.80		4,169
Qualified XII (1.50)	169.295		10.78		1,825
Qualified XV	295.221		10.88		3,212
Qualified XXI	42.805		10.91		467
Qualified XXIV	2,348.899		10.90		25,603
Qualified XXV	1,174.267		10.92		12,823
Qualified XXVI	5.418		10.89		59
	119,178.948			$	1,293,589
ING MFS Research Equity					
Contracts in accumulation period:					
Qualified I	602.964	$	9.11	$	5,493
Qualified III	584.430		12.01		7,019
Qualified IX	2,751.502		11.65		32,055
Qualified V	1,218.897		13.60		16,577
Qualified VI	4,602,681.228		13.85		63,747,135
Qualified VII	83,945.346		11.71		983,000
Qualified VIII	11,217.295		11.68		131,018
Qualified X (1.15)	4,872.052		13.99		68,160
Qualified X (1.25)	484,939.495		13.85		6,716,412

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Research Equity (continued)			
Qualified XII (0.05)	26,809.002	$ 14.33	$ 384,173
Qualified XII (0.15)	64,994.384	9.26	601,848
Qualified XII (0.25)	317,180.326	9.20	2,918,059
Qualified XII (0.35)	132,581.311	9.15	1,213,119
Qualified XII (0.40)	66,038.672	9.18	606,235
Qualified XII (0.45)	47,768.351	9.10	434,692
Qualified XII (0.55)	43,066.850	9.05	389,755
Qualified XII (0.60)	175,941.463	9.02	1,586,992
Qualified XII (0.65)	67,670.555	9.00	609,035
Qualified XII (0.70)	135,422.519	8.97	1,214,740
Qualified XII (0.75)	168,815.531	8.95	1,510,899
Qualified XII (0.80)	494,179.939	9.87	4,877,556
Qualified XII (0.85)	586,104.672	8.99	5,269,081
Qualified XII (0.90)	17,591.745	9.57	168,353
Qualified XII (0.95)	284,368.834	8.92	2,536,570
Qualified XII (1.00)	1,074,704.500	8.89	9,554,123
Qualified XII (1.05)	56,375.706	8.85	498,925
Qualified XII (1.10)	45,679.478	8.82	402,893
Qualified XII (1.15)	52,502.051	8.78	460,968
Qualified XII (1.20)	50,580.457	8.75	442,579
Qualified XII (1.25)	14,768.004	8.72	128,777
Qualified XII (1.30)	1,816.705	8.68	15,769
Qualified XII (1.40)	5,695.708	8.62	49,097
Qualified XII (1.50)	3,955.322	8.55	33,818
Qualified XIX	3,646.542	9.11	33,220
Qualified XV	20,671.782	14.14	292,299
Qualified XVI	105,874.817	13.62	1,442,015
Qualified XVII	93,467.942	13.85	1,294,531
Qualified XVIII	25,230.181	13.85	349,438
Qualified XX	4,690.008	12.01	56,327
Qualified XXI	37,739.607	14.24	537,412
Qualified XXIV	158,490.369	8.93	1,415,319
Qualified XXIX	1,222.148	12.01	14,678
Qualified XXV	29,398.081	14.07	413,631
Qualified XXVI	13,635.831	14.01	191,038
Qualified XXVII	858,894.033	13.24	11,371,757
Qualified XXVIII	68,628.182	13.20	905,892
Qualified XXX	60,055.416	11.91	715,260
Qualified XXXII	138,029.497	10.34	1,427,225
	10,747,099.730		$ 128,074,967

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value			
Contracts in accumulation period:			
Qualified VI	403,313.559	$ 12.39	$ 4,997,055
Qualified VIII	892.252	12.39	11,055
Qualified X (1.15)	11,412.186	10.75	122,681
Qualified X (1.25)	66,000.583	10.29	679,146
Qualified XII (0.55)	110.334	12.58	1,388
Qualified XII (0.60)	2,769.690	12.57	34,815
Qualified XII (0.65)	639.522	12.55	8,026
Qualified XII (0.70)	4,387.879	12.54	55,024
Qualified XII (0.75)	3,219.394	12.53	40,339
Qualified XII (0.80)	35,226.379	12.51	440,682
Qualified XII (0.85)	17,039.600	12.50	212,995
Qualified XII (0.90)	409.535	12.48	5,111
Qualified XII (0.95)	29,964.876	12.47	373,662
Qualified XII (1.00)	118,332.183	12.46	1,474,419
Qualified XII (1.05)	3,090.836	12.44	38,450
Qualified XII (1.10)	5,104.827	12.43	63,453
Qualified XII (1.15)	2,076.329	12.42	25,788
Qualified XII (1.20)	1,371.290	12.40	17,004
Qualified XII (1.25)	3,839.548	12.39	47,572
Qualified XII (1.30)	136.834	12.38	1,694
Qualified XII (1.35)	1.213	12.37	15
Qualified XII (1.40)	939.919	12.35	11,608
Qualified XII (1.50)	115.329	12.33	1,422
Qualified XV	589.816	12.47	7,355
Qualified XVI	4,377.859	12.33	53,979
Qualified XVII	4,710.250	12.39	58,360
Qualified XXI	1,003.437	12.51	12,553
Qualified XXIV	7,773.019	12.49	97,085
Qualified XXV	20,140.702	12.53	252,363
Qualified XXVI	2,093.990	12.48	26,133
Qualified XXXII	1,123.181	10.31	11,580
	752,206.351		$ 9,182,812
ING PIMCO Total Return			
Contracts in accumulation period:			
NYSUT 457	189,541.362	$ 10.13	$ 1,920,054
Qualified VI	1,363,706.812	11.01	15,014,412
Qualified VIII	443.869	11.01	4,887
Qualified X (1.15)	224.479	11.03	2,476
Qualified X (1.25)	147,674.478	11.01	1,625,896
Qualified XII (0.15)	3,240.625	11.20	36,295

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return (continued)			
Qualified XII (0.45)	14,204.122	$ 11.16	$ 158,518
Qualified XII (0.55)	13,853.411	11.14	154,327
Qualified XII (0.60)	21,807.457	11.13	242,717
Qualified XII (0.65)	13,179.227	11.12	146,553
Qualified XII (0.70)	24,374.798	11.11	270,804
Qualified XII (0.75)	55,353.424	11.10	614,423
Qualified XII (0.80)	91,271.081	11.10	1,013,109
Qualified XII (0.85)	59,741.839	11.09	662,537
Qualified XII (0.90)	20,125.722	11.08	222,993
Qualified XII (0.95)	185,400.000	11.07	2,052,378
Qualified XII (1.00)	415,621.881	11.06	4,596,778
Qualified XII (1.05)	25,165.701	11.05	278,081
Qualified XII (1.10)	16,758.786	11.04	185,017
Qualified XII (1.15)	12,015.594	11.03	132,532
Qualified XII (1.20)	17,091.016	11.02	188,343
Qualified XII (1.25)	19,253.406	11.01	211,980
Qualified XII (1.30)	4,202.273	11.00	46,225
Qualified XII (1.35)	3,593.904	10.99	39,497
Qualified XII (1.40)	7,013.935	10.98	77,013
Qualified XII (1.45)	792.252	10.97	8,691
Qualified XII (1.50)	4,380.401	10.97	48,053
Qualified XV	12,577.597	11.07	139,234
Qualified XVI	24,560.620	10.97	269,430
Qualified XVII	3,555.404	11.01	39,145
Qualified XVIII	1,185.986	11.06	13,117
Qualified XXI	5,072.342	11.10	56,303
Qualified XXIV	14,593.592	11.08	161,697
Qualified XXV	11,029.370	11.10	122,426
Qualified XXVI	9,291.516	11.08	102,950
Qualified XXVIII	31,234.720	11.06	345,456
Qualified XXXII	2,227.046	10.02	22,315
	2,845,360.048		$ 31,226,662
ING Salomon Brothers Aggressive Growth			
Currently payable annuity contracts:			$ 77,873
Contracts in accumulation period:			
Qualified III	5,527.692	$ 13.00	71,860
Qualified V	1,261.333	12.75	16,082
Qualified VI	7,469,333.953	12.90	96,354,408
Qualified VIII	12,687.195	13.51	171,404
Qualified X (1.15)	62,500.077	13.03	814,376
Qualified X (1.25)	866,224.961	12.90	11,174,302

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth (continued)			
Qualified XII (0.05)	115,779.026	$ 13.35	$ 1,545,650
Qualified XII (0.15)	106,846.393	9.01	962,686
Qualified XII (0.25)	563,410.998	7.82	4,405,874
Qualified XII (0.35)	298,733.204	7.77	2,321,157
Qualified XII (0.40)	294,978.000	9.00	2,654,802
Qualified XII (0.45)	103,792.108	7.73	802,313
Qualified XII (0.55)	76,487.891	7.68	587,427
Qualified XII (0.60)	493,972.585	7.66	3,783,830
Qualified XII (0.65)	40,779.843	7.64	311,558
Qualified XII (0.70)	341,696.457	7.62	2,603,727
Qualified XII (0.75)	538,408.948	7.60	4,091,908
Qualified XII (0.80)	2,228,249.511	8.18	18,227,081
Qualified XII (0.85)	901,390.465	8.81	7,941,250
Qualified XII (0.90)	56,061.626	7.87	441,205
Qualified XII (0.95)	556,545.143	8.75	4,869,770
Qualified XII (1.00)	3,231,773.479	8.71	28,148,747
Qualified XII (1.05)	249,182.488	8.68	2,162,904
Qualified XII (1.10)	94,672.255	8.65	818,915
Qualified XII (1.15)	77,676.539	8.61	668,795
Qualified XII (1.20)	142,848.718	8.58	1,225,642
Qualified XII (1.25)	66,465.614	8.55	568,281
Qualified XII (1.30)	7,086.956	8.51	60,310
Qualified XII (1.35)	1,737.146	8.48	14,731
Qualified XII (1.40)	22,621.657	8.45	191,153
Qualified XII (1.45)	26.128	8.42	220
Qualified XII (1.50)	11,484.505	8.39	96,355
Qualified XV	17,631.108	13.18	232,378
Qualified XVI	136,527.760	12.68	1,731,172
Qualified XVII	16,315.504	12.90	210,470
Qualified XVIII	20,392.791	12.90	263,067
Qualified XXI	114,337.830	13.27	1,517,263
Qualified XXII	235.356	13.35	3,142
Qualified XXIV	245,112.228	8.75	2,144,732
Qualified XXV	92,956.674	13.11	1,218,662
Qualified XXVI	20,703.065	13.05	270,175
Qualified XXVII	2,191,574.676	13.11	28,731,544
Qualified XXVIII	371,342.081	13.07	4,853,441
Qualified XXXII	40,065.875	10.52	421,493
	22,307,437.842		$ 239,784,135

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Fundamental Value			
Contracts in accumulation period:			
Qualified VI	319,789.413	$ 16.53	$ 5,286,119
Qualified X (1.25)	26,125.890	10.39	271,448
Qualified XII (0.55)	621.990	16.78	10,437
Qualified XII (0.60)	2,354.117	16.76	39,455
Qualified XII (0.65)	331.661	16.74	5,552
Qualified XII (0.70)	3,047.699	16.73	50,988
Qualified XII (0.75)	2,752.783	16.71	45,999
Qualified XII (0.80)	59,760.275	16.69	997,399
Qualified XII (0.85)	10,460.648	16.67	174,379
Qualified XII (0.90)	1,605.105	16.65	26,725
Qualified XII (0.95)	14,233.173	16.64	236,840
Qualified XII (1.00)	104,198.255	16.62	1,731,775
Qualified XII (1.05)	3,117.771	16.60	51,755
Qualified XII (1.10)	1,487.395	16.58	24,661
Qualified XII (1.15)	2,398.249	16.56	39,715
Qualified XII (1.20)	736.737	16.55	12,193
Qualified XII (1.25)	1,180.218	16.53	19,509
Qualified XII (1.35)	0.909	16.49	15
Qualified XII (1.40)	612.440	16.48	10,093
Qualified XII (1.50)	275.669	16.44	4,532
Qualified XV	185.757	16.64	3,091
Qualified XVI	2,526.034	16.44	41,528
Qualified XVII	3,088.385	16.53	51,051
Qualified XVIII	463.798	10.69	4,958
Qualified XXI	1,608.508	16.69	26,846
Qualified XXIV	3,072.989	16.66	51,196
Qualified XXV	9,856.972	16.71	164,710
Qualified XXVI	1,878.678	16.65	31,280
	577,771.518		$ 9,414,249
ING Salomon Brothers Investors Value			
Contracts in accumulation period:			
Qualified VI	166,130.087	$ 12.73	$ 2,114,836
Qualified X (1.15)	4,438.976	10.16	45,100
Qualified X (1.25)	21,517.004	9.88	212,588
Qualified XII (0.55)	2,305.495	12.92	29,787
Qualified XII (0.60)	3,471.727	12.91	44,820
Qualified XII (0.65)	1,436.462	12.89	18,516
Qualified XII (0.70)	6,871.196	12.88	88,501
Qualified XII (0.75)	1,331.026	12.86	17,117
Qualified XII 0.80)	9,855.720	12.85	126,646

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING Salomon Brothers Investors Value (continued)					
Qualified XII (0.85)	4,173.287	$	12.84	$	53,585
Qualified XII (0.90)	740.406		12.82		9,492
Qualified XII (0.95)	13,914.598		12.81		178,246
Qualified XII (1.00)	60,810.938		12.80		778,380
Qualified XII (1.05)	625.821		12.78		7,998
Qualified XII (1.10)	621.378		12.77		7,935
Qualified XII (1.15)	614.745		12.75		7,838
Qualified XII (1.20)	1,027.551		12.74		13,091
Qualified XII (1.25)	2,345.483		12.73		29,858
Qualified XII (1.40)	973.601		12.69		12,355
Qualified XII (1.50)	250.553		12.66		3,172
Qualified XV	1,465.964		12.81		18,779
Qualified XVI	1,748.341		12.66		22,134
Qualified XVIII	630.128		10.19		6,421
Qualified XXI	286.303		12.85		3,679
Qualified XXIV	6,384.490		12.83		81,913
Qualified XXV	1,205.054		12.86		15,497
Qualified XXVI	4,132.839		12.82		52,983
Qualified XXXII	1,727.735		10.42		18,003
	321,036.908			$	4,019,270
ING T. Rowe Price Growth Equity					
Currently payable annuity contracts:				$	291,719
Contracts in accumulation period:					
Qualified III	2,064.391	$	21.68		44,756
Qualified V	2,281.098		18.94		43,204
Qualified VI	5,305,707.287		18.80		99,747,297
Qualified VIII	6,342.545		19.18		121,650
Qualified X (1.15)	41,742.985		21.24		886,621
Qualified X (1.25)	503,621.083		21.06		10,606,260
Qualified XII (0.05)	21,202.674		19.45		412,392
Qualified XII (0.15)	690.646		10.37		7,162
Qualified XII (0.15)	32,149.180		10.37		333,387
Qualified XII (0.25)	317,265.477		12.05		3,823,049
Qualified XII (0.35)	71,721.017		11.99		859,935
Qualified XII (0.40)	134,384.641		18.23		2,449,832
Qualified XII (0.45)	83,327.433		11.92		993,263
Qualified XII (0.55)	59,254.093		11.85		702,161
Qualified XII (0.60)	254,412.267		11.82		3,007,153
Qualified XII (0.65)	47,932.824		11.79		565,128
Qualified XII (0.70)	215,590.893		11.75		2,533,193
Qualified XII (0.75)	331,183.362		11.72		3,881,469
Qualified XII (0.80)	1,253,252.525		12.87		16,129,360
Qualified XII (0.85)	318,275.294		17.85		5,681,214

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity (continued)			
Qualified XII (0.90)	30,895.817	$ 12.43	$ 384,035
Qualified XII (0.95)	380,043.115	17.72	6,734,364
Qualified XII (1.00)	1,232,989.292	17.65	21,762,261
Qualified XII (1.05)	121,621.673	17.58	2,138,109
Qualified XII (1.10)	63,305.593	17.52	1,109,114
Qualified XII (1.15)	23,142.235	17.45	403,832
Qualified XII (1.20)	45,410.242	17.38	789,230
Qualified XII (1.25)	28,394.631	17.32	491,795
Qualified XII (1.30)	5,378.725	17.25	92,783
Qualified XII (1.35)	2,783.178	17.18	47,815
Qualified XII (1.40)	19,592.582	17.12	335,425
Qualified XII (1.45)	357.067	17.05	6,088
Qualified XII (1.50)	1,848.146	16.99	31,400
Qualified XV	15,550.209	19.20	298,564
Qualified XVI	111,932.089	18.48	2,068,505
Qualified XVII	24,998.085	18.80	469,964
Qualified XVIII	20,290.313	21.06	427,314
Qualified XXI	48,392.033	19.33	935,418
Qualified XXII	51.363	19.45	999
Qualified XXIV	113,726.678	17.73	2,016,374
Qualified XXV	55,851.728	19.10	1,066,768
Qualified XXVI	25,227.091	19.01	479,567
Qualified XXVII	1,670,473.330	21.86	36,516,547
Qualified XXVIII	671,146.168	21.79	14,624,275
Qualified XXXI	1,660.692	13.00	21,589
Qualified XXXII	22,238.825	10.38	230,839
	13,739,702.615		$ 246,603,179
ING UBS Tactical Asset Allocation			
Contracts in accumulation period:			
Qualified VI	13,349.747	$ 29.59	$ 395,019
Qualified X (1.25)	28,571.099	9.55	272,854
Qualified XII (0.55)	378.762	30.04	11,378
Qualified XII (0.60)	743.367	30.00	22,301
Qualified XII (0.65)	26.894	29.97	806
Qualified XII (0.70)	149.399	29.94	4,473
Qualified XII (0.75)	88.532	29.91	2,648
Qualified XII (0.80)	239.893	29.88	7,168
Qualified XII (0.85)	361.260	29.84	10,780
Qualified XII (0.95)	223.942	29.78	6,669
Qualified XII (1.00)	1,984.975	29.75	59,053
Qualified XII (1.05)	206.023	29.72	6,123
Qualified XII (1.10)	17.621	29.68	523

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING UBS Tactical Asset Allocation (continued)			
Qualified XII (1.15)	51.535	$ 29.65	$ 1,528
Qualified XII (1.20)	1,047.670	29.62	31,032
Qualified XII (1.25)	1,126.428	29.59	33,331
Qualified XII (1.40)	139.132	29.49	4,103
Qualified XII (1.50)	64.594	29.43	1,901
Qualified XVI	264.016	29.43	7,770
Qualified XXIV	150.386	29.83	4,486
Qualified XXV	853.995	29.91	25,543
Qualified XXVI	46.293	29.81	1,380
	50,085.563		$ 910,869
ING Van Kampen Comstock			
Contracts in accumulation period:			
NYSUT 457	302,672.173	$ 12.47	$ 3,774,322
Qualified VI	1,310,403.572	10.64	13,942,694
Qualified X (1.15)	14,877.299	10.66	158,592
Qualified X (1.25)	63,213.628	10.64	672,593
Qualified XII (0.15)	100.832	10.82	1,091
Qualified XII (0.55)	142.565	10.76	1,534
Qualified XII (0.60)	3,399.163	10.75	36,541
Qualified XII (0.65)	390.326	10.75	4,196
Qualified XII (0.70)	15,518.901	10.74	166,673
Qualified XII (0.75)	28,893.383	10.73	310,026
Qualified XII (0.80)	345,077.612	10.72	3,699,232
Qualified XII (0.85)	35,509.711	10.71	380,309
Qualified XII (0.90)	1,487.103	10.70	15,912
Qualified XII (0.95)	33,092.236	10.69	353,756
Qualified XII (1.00)	660,397.846	10.68	7,053,049
Qualified XII (1.05)	9,135.895	10.67	97,480
Qualified XII (1.10)	3,059.662	10.66	32,616
Qualified XII (1.15)	4,602.908	10.66	49,067
Qualified XII (1.20)	4,412.300	10.65	46,991
Qualified XII (1.25)	4,064.662	10.64	43,248
Qualified XII (1.30)	388.241	10.63	4,127
Qualified XII (1.35)	235.876	10.62	2,505
Qualified XII (1.40)	1,448.916	10.61	15,373
Qualified XII (1.45)	28.679	10.60	304
Qualified XII (1.50)	258.263	10.59	2,735
Qualified XV	3,989.897	10.69	42,652
Qualified XVI	9,550.236	10.59	101,137
Qualified XVII	4,429.229	10.64	47,127

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock (continued)			
Qualified XVIII	6,116.667	$ 10.68	$ 65,326
Qualified XXI	750.840	10.72	8,049
Qualified XXIV	76,703.174	10.71	821,491
Qualified XXV	5,029.823	10.73	53,970
Qualified XXVI	682.617	10.70	7,304
Qualified XXXII	568.260	10.46	5,944
	2,950,632.495		$ 32,017,966
ING VP Strategic Allocation Balanced			
Currently payable annuity contracts:			$ 57,623
Contracts in accumulation period:			
Qualified V	28.800	$ 15.59	449
Qualified VI	1,738,315.126	15.80	27,465,379
Qualified X (1.15)	10,610.423	16.31	173,056
Qualified X (1.25)	216,638.775	16.17	3,503,049
Qualified XII (0.00)	10,328.910	10.55	108,970
Qualified XII (0.05)	20,028.257	16.35	327,462
Qualified XII (0.25)	89,555.195	10.78	965,405
Qualified XII (0.35)	5,919.403	10.72	63,456
Qualified XII (0.40)	184,581.426	14.86	2,742,880
Qualified XII (0.45)	10,544.184	10.66	112,401
Qualified XII (0.55)	3,979.717	10.60	42,185
Qualified XII (0.60)	12,588.363	10.57	133,059
Qualified XII (0.65)	102,180.361	10.54	1,076,981
Qualified XII (0.70)	81,971.361	10.51	861,519
Qualified XII (0.75)	164,824.237	10.48	1,727,358
Qualified XII (0.80)	194,851.542	11.02	2,147,264
Qualified XII (0.85)	114,704.807	14.56	1,670,102
Qualified XII (0.90)	525.046	10.82	5,681
Qualified XII (0.95)	78,120.692	14.45	1,128,844
Qualified XII (1.00)	256,283.461	14.39	3,687,919
Qualified XII (1.05)	78,983.612	14.34	1,132,625
Qualified XII (1.10)	75,674.790	14.28	1,080,636
Qualified XII (1.15)	17,205.552	14.23	244,835
Qualified XII (1.20)	327,870.572	14.17	4,645,926
Qualified XII (1.25)	21,896.884	14.12	309,184
Qualified XII (1.30)	4,870.149	14.07	68,523
Qualified XII (1.35)	32.120	14.01	450
Qualified XII (1.40)	25,054.943	13.96	349,767
Qualified XII (1.45)	197.986	13.90	2,752
Qualified XII (1.50)	6,057.040	13.85	83,890
Qualified XV	2,794.424	16.14	45,102

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING VP Strategic Allocation Balanced (continued)					
Qualified XVI	35,932.433	$	15.54	$	558,390
Qualified XVII	10,241.559		16.17		165,606
Qualified XVIII	11,545.076		16.55		191,071
Qualified XXI	6,848.000		16.25		111,280
Qualified XXII	508.930		16.35		8,321
Qualified XXIV	7,691.079		14.46		111,213
Qualified XXV	6,373.049		16.14		102,861
Qualified XXVII	49,779.912		15.93		792,994
Qualified XXVIII	24,329.975		15.88		386,360
Qualified XXXII	5,152.734		10.24		52,764
	4,015,620.905			$	58,445,592
ING VP Strategic Allocation Growth					
Contracts in accumulation period:					
Qualified III	321.517	$	16.08	$	5,170
Qualified VI	2,208,844.217		16.08		35,518,215
Qualified VIII	8.588		16.07		138
Qualified X (1.15)	30,633.453		16.68		510,966
Qualified X (1.25)	268,308.283		16.54		4,437,819
Qualified XII (0.00)	74.374		10.38		772
Qualified XII (0.00)	5,789.884		10.38		60,099
Qualified XII (0.05)	4,907.272		16.64		81,657
Qualified XII (0.25)	150,984.615		10.14		1,530,984
Qualified XII (0.35)	8,961.249		10.09		90,419
Qualified XII (0.40)	66,223.454		14.88		985,405
Qualified XII (0.45)	16,183.350		10.03		162,319
Qualified XII (0.55)	2,413.641		9.97		24,064
Qualified XII (0.60)	5,823.340		9.94		57,884
Qualified XII (0.65)	281,342.540		9.92		2,790,918
Qualified XII (0.70)	115,950.657		9.89		1,146,752
Qualified XII (0.75)	220,663.996		9.86		2,175,747
Qualified XII (0.80)	214,052.581		10.46		2,238,990
Qualified XII (0.85)	186,384.352		14.57		2,715,620
Qualified XII (0.90)	3,044.780		10.25		31,209
Qualified XII (0.95)	87,531.812		14.46		1,265,710
Qualified XII (1.00)	514,283.900		14.41		7,410,831
Qualified XII (1.05)	92,837.700		14.35		1,332,221
Qualified XII (1.10)	51,467.063		14.30		735,979
Qualified XII (1.15)	22,300.562		14.24		317,560
Qualified XII (1.20)	54,980.902		14.19		780,179
Qualified XII (1.25)	14,992.569		14.13		211,845
Qualified XII (1.30)	5,547.230		14.08		78,105
Qualified XII (1.35)	227.156		14.03		3,187

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth (continued)			
Qualified XII (1.40)	11,676.593	$ 13.97	$ 163,122
Qualified XII (1.45)	929.167	13.92	12,934
Qualified XII (1.50)	9,371.089	13.87	129,977
Qualified XV	3,718.088	16.42	61,051
Qualified XVI	40,615.750	15.81	642,135
Qualified XVII	682.918	16.45	11,234
Qualified XVIII	4,743.913	16.92	80,267
Qualified XXI	10,039.722	16.54	166,057
Qualified XXII	1,445.854	16.64	24,059
Qualified XXIV	23,106.220	14.47	334,347
Qualified XXV	12,205.055	16.42	200,407
Qualified XXVI	494.247	16.34	8,076
Qualified XXVII	54,494.263	16.21	883,352
Qualified XXVIII	19,709.653	16.16	318,508
Qualified XXXII	9,415.907	10.31	97,078
	4,837,733.476		$ 69,833,368
ING VP Strategic Allocation Income			
Currently payable annuity contracts:			$ 139,330
Contracts in accumulation period:			
Qualified III	1,111.418	$ 15.94	17,716
Qualified VI	902,309.912	15.94	14,382,820
Qualified X (1.15)	33,847.059	16.15	546,630
Qualified X (1.25)	210,476.265	16.01	3,369,725
Qualified XII (0.00)	555.307	10.74	5,964
Qualified XII (0.00)	6,490.503	10.74	69,708
Qualified XII (0.05)	31,344.546	16.50	517,185
Qualified XII (0.25)	29,897.892	11.86	354,589
Qualified XII (0.35)	10,641.356	11.80	125,568
Qualified XII (0.40)	59,349.380	15.31	908,639
Qualified XII (0.45)	11,018.841	11.73	129,251
Qualified XII (0.55)	12,106.855	11.67	141,287
Qualified XII (0.60)	6,035.082	11.63	70,188
Qualified XII (0.65)	5,924.224	11.60	68,721
Qualified XII (0.70)	54,390.925	11.57	629,303
Qualified XII (0.75)	50,090.035	11.54	578,039
Qualified XII (0.80)	145,136.882	11.93	1,731,483
Qualified XII (0.85)	67,736.933	15.00	1,016,054
Qualified XII (0.90)	2,464.122	11.79	29,052
Qualified XII (0.95)	44,191.734	14.88	657,573
Qualified XII (1.00)	276,553.001	14.83	4,101,281
Qualified XII (1.05)	38,276.912	14.77	565,350

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income (continued)			
Qualified XII (1.10)	28,751.121	$ 14.71	$ 422,929
Qualified XII (1.15)	8,613.165	14.66	126,269
Qualified XII (1.20)	20,710.822	14.60	302,378
Qualified XII (1.25)	8,080.000	14.55	117,564
Qualified XII (1.30)	2,875.707	14.49	41,669
Qualified XII (1.35)	137.119	14.44	1,980
Qualified XII (1.40)	7,472.253	14.38	107,451
Qualified XII (1.45)	101.675	14.33	1,457
Qualified XII (1.50)	1,230.974	14.27	17,566
Qualified XV	530.817	16.29	8,647
Qualified XVI	18,307.015	15.68	287,054
Qualified XVII	16,709.436	16.32	272,698
Qualified XVIII	35,085.296	16.39	575,048
Qualified XXI	4,511.098	16.40	73,982
Qualified XXIV	3,842.310	14.89	57,212
Qualified XXV	7,298.895	16.28	118,826
Qualified XXVI	498.518	16.20	8,076
Qualified XXVII	49,924.503	16.08	802,786
Qualified XXVIII	16,714.847	16.03	267,939
Qualified XXXII	6,893.713	10.18	70,178
	2,238,238.468		$ 33,837,165
ING VP Growth and Income			
Currently payable annuity contracts:			$ 168,095,249
Contracts in accumulation period:			
Qualified I	57,848.585	$ 245.51	14,202,406
Qualified III	294.840	186.23	54,908
Qualified IX	8,965.563	18.12	162,456
Qualified V	696.493	18.82	13,108
Qualified VI	55,129,399.580	19.02	1,048,561,180
Qualified VII	4,716,596.274	17.98	84,804,401
Qualified VIII	52,589.632	17.65	928,207
Qualified X (1.15)	443,340.240	19.21	8,516,566
Qualified X (1.25)	8,911,586.225	19.02	169,498,370
Qualified XII (0.00)	534,159.447	9.05	4,834,143
Qualified XII (0.05)	310,107.063	19.68	6,102,907
Qualified XII (0.25)	3,821,284.321	8.10	30,952,403
Qualified XII (0.35)	684,493.913	8.05	5,510,176
Qualified XII (0.40)	185,234.743	13.24	2,452,508
Qualified XII (0.45)	463,259.176	8.01	3,710,706
Qualified XII (0.55)	655,875.000	7.96	5,220,765
Qualified XII (0.60)	2,670,005.920	7.94	21,199,847
Qualified XII (0.65)	322,235.607	7.92	2,552,106

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income (continued)			
Qualified XII (0.70)	1,655,663.244	$ 7.89	$ 13,063,183
Qualified XII (0.75)	2,493,571.665	7.87	19,624,409
Qualified XII (0.80)	7,714,135.888	8.61	66,418,710
Qualified XII (0.85)	4,448,546.877	12.97	57,697,653
Qualified XII (0.90)	208,104.442	8.33	1,733,510
Qualified XII (0.95)	2,504,148.873	12.87	32,228,396
Qualified XII (1.00)	11,175,836.505	12.82	143,274,224
Qualified XII (1.05)	440,192.639	12.77	5,621,260
Qualified XII (1.10)	290,138.571	12.73	3,693,464
Qualified XII (1.15)	268,967.902	12.68	3,410,513
Qualified XII (1.20)	240,746.714	12.63	3,040,631
Qualified XII (1.25)	102,355.008	12.58	1,287,626
Qualified XII (1.30)	10,758.899	12.53	134,809
Qualified XII (1.35)	8,525.461	12.49	106,483
Qualified XII (1.40)	40,201.206	12.44	500,103
Qualified XII (1.45)	120.743	12.39	1,496
Qualified XII (1.50)	15,852.918	12.34	195,625
Qualified XIX	21,163.867	249.58	5,282,078
Qualified XV	428,543.615	19.42	8,322,317
Qualified XVI	863,597.272	18.70	16,149,269
Qualified XVII	2,901,192.758	19.33	56,080,056
Qualified XVIII	3,034,797.465	19.33	58,662,635
Qualified XX	70,610.216	189.32	13,367,926
Qualified XXI	286,831.237	19.56	5,610,419
Qualified XXII	894.459	19.67	17,594
Qualified XXIV	1,122,704.658	12.88	14,460,436
Qualified XXIX	1,712.415	186.23	318,903
Qualified XXV	555,079.454	19.42	10,779,643
Qualified XXVI	76,221.107	19.33	1,473,354
Qualified XXVII	907,961.903	187.76	170,478,927
Qualified XXVIII	15,106.443	187.17	2,827,473
Qualified XXX	47,536.245	184.80	8,784,698
Qualified XXXII	855,351.052	10.46	8,946,972
	121,775,144.343		$ 2,310,967,207
ING GET U.S. Core - Series 1			
Contracts in accumulation period:			
Qualified XXVII	231,301.945	$ 10.28	$ 2,377,784
	231,301.945		$ 2,377,784

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 2			
Contracts in accumulation period:			
Qualified V	1,392.722	$ 10.03	$ 13,969
Qualified VI	319,283.167	10.04	3,205,603
Qualified XII (0.80)	452,117.015	10.05	4,543,776
Qualified XII (1.00)	985,723.606	10.04	9,896,665
Qualified XII (1.25)	200.598	10.03	2,012
Qualified XVII	15,326.892	10.04	153,882
Qualified XXVII	64,205.578	10.04	644,624
Qualified XXVIII	216,983.167	10.04	2,178,511
	2,055,232.745		$ 20,639,042
ING GET U.S. Core - Series 3			
Contracts in accumulation period:			
Qualified VI	6,375.200	$ 10.00	$ 63,752
Qualified X (1.25)	6,428.600	10.00	64,286
Qualified XII (0.80)	2,827.427	9.99	28,246
Qualified XXVII	3,607.600	10.00	36,076
Qualified XXVIII	1,435.000	10.00	14,350
	20,673.827		$ 206,710
ING VP Technology			
Contracts in accumulation period:			
Qualified V	2,220.435	$ 3.67	$ 8,149
Qualified VI	5,560,963.521	3.70	20,575,565
Qualified VIII	1,749.322	3.69	6,455
Qualified X (1.15)	79,810.242	3.71	296,096
Qualified X (1.25)	340,052.433	3.70	1,258,194
Qualified XII (0.00)	25,361.921	9.06	229,779
Qualified XII (0.05)	161,993.650	3.78	612,336
Qualified XII (0.25)	265,668.407	3.83	1,017,510
Qualified XII (0.35)	57,346.598	3.82	219,064
Qualified XII (0.55)	76,442.479	3.79	289,717
Qualified XII (0.60)	245,025.660	3.78	926,197
Qualified XII (0.65)	11,821.694	3.78	44,686
Qualified XII (0.70)	97,529.177	3.77	367,685
Qualified XII (0.75)	150,698.403	3.76	566,626
Qualified XII (0.80)	1,424,607.715	3.76	5,356,525
Qualified XII (0.85)	262,849.333	3.75	985,685
Qualified XII (0.90)	17,133.421	3.74	64,079
Qualified XII (0.95)	413,690.910	3.74	1,547,204
Qualified XII (1.00)	1,703,627.882	3.73	6,354,532
Qualified XII (1.05)	52,892.742	3.72	196,761
Qualified XII (1.10)	47,125.336	3.71	174,835

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Technology (continued)			
Qualified XII (1.15)	22,386.252	$ 3.71	$ 83,053
Qualified XII (1.20)	84,296.756	3.70	311,898
Qualified XII (1.25)	50,843.090	3.69	187,611
Qualified XII (1.30)	132.520	3.69	489
Qualified XII (1.35)	7,675.815	3.68	28,247
Qualified XII (1.40)	20,643.052	3.67	75,760
Qualified XII (1.50)	4,834.427	3.66	17,694
Qualified XV	20,959.091	3.74	78,387
Qualified XVI	62,907.922	3.66	230,243
Qualified XVII	13,255.228	3.73	49,442
Qualified XVIII	8,959.249	3.73	33,418
Qualified XXI	139,563.033	3.76	524,757
Qualified XXIV	179,377.599	3.75	672,666
Qualified XXV	113,616.710	3.77	428,335
Qualified XXVI	16,269.681	3.76	61,174
Qualified XXVII	915,252.745	3.64	3,331,520
Qualified XXXII	8,037.914	10.26	82,469
	12,667,622.365		$ 47,294,843
ING VP Growth			
Currently payable annuity contracts:			$ 213,823
Contracts in accumulation period:			
Qualified III	1,222.125	$ 10.26	12,539
Qualified VI	3,045,564.175	13.51	41,145,572
Qualified VIII	1,591.111	13.50	21,480
Qualified X (1.15)	29,689.191	13.60	403,773
Qualified X (1.25)	371,563.657	13.51	5,019,825
Qualified XII (0.00)	47,094.463	8.85	416,786
Qualified XII (0.05)	30,112.670	13.97	420,674
Qualified XII (0.25)	129,316.027	9.11	1,178,069
Qualified XII (0.35)	81,287.417	9.06	736,464
Qualified XII (0.40)	277,097.249	14.18	3,929,239
Qualified XII (0.45)	125,309.555	9.00	1,127,786
Qualified XII (0.55)	16,868.044	8.95	150,969
Qualified XII (0.60)	55,609.630	8.93	496,594
Qualified XII (0.65)	24,604.606	8.90	218,981
Qualified XII (0.70)	226,515.540	8.88	2,011,458
Qualified XII (0.75)	383,607.571	8.85	3,394,927
Qualified XII (0.80)	843,691.542	10.05	8,479,100
Qualified XII (0.85)	133,977.809	13.88	1,859,612
Qualified XII (0.90)	22,925.283	9.73	223,063

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth (continued)			
Qualified XII (0.95)	155,150.689	$ 13.79	$ 2,139,528
Qualified XII (1.00)	973,610.262	13.74	13,377,405
Qualified XII (1.05)	88,043.390	13.69	1,205,314
Qualified XII (1.10)	27,282.930	13.65	372,412
Qualified XII (1.15)	27,923.750	13.60	379,763
Qualified XII (1.20)	34,155.867	13.55	462,812
Qualified XII (1.25)	27,790.377	13.51	375,448
Qualified XII (1.30)	8,072.288	13.46	108,653
Qualified XII (1.35)	1,336.066	13.42	17,930
Qualified XII (1.40)	13,147.345	13.37	175,780
Qualified XII (1.45)	1,401.275	13.33	18,679
Qualified XII (1.50)	6,483.284	13.28	86,098
Qualified XV	6,513.633	13.79	89,823
Qualified XVI	55,705.497	13.28	739,769
Qualified XVII	31,187.343	13.51	421,341
Qualified XVIII	42,086.759	13.82	581,639
Qualified XXI	32,605.332	13.88	452,562
Qualified XXIV	75,902.029	13.80	1,047,448
Qualified XXV	65,888.405	13.80	909,260
Qualified XXVI	18,941.515	13.73	260,067
Qualified XXVII	222,349.605	5.06	1,125,089
Qualified XXXII	15,889.061	10.33	164,134
	7,779,114.367		$ 95,971,688
ING VP Index Plus LargeCap			
Currently payable annuity contracts:			$ 1,772,364
Contracts in accumulation period:			
Qualified V	232.300	$ 16.78	3,898
Qualified VI	12,437,634.865	16.98	211,191,040
Qualified VIII	4,142.782	16.97	70,303
Qualified X (1.15)	134,887.661	17.10	2,306,579
Qualified X (1.25)	1,129,974.323	16.98	19,186,964
Qualified XII (0.00)	2,835.832	9.74	27,621
Qualified XII (0.00)	82,914.476	9.74	807,587
Qualified XII (0.05)	399,918.270	17.57	7,026,564
Qualified XII (0.25)	606,047.026	10.76	6,521,066
Qualified XII (0.35)	97,591.589	10.70	1,044,230
Qualified XII (0.40)	401,590.868	17.85	7,168,397
Qualified XII (0.45)	401,289.380	10.64	4,269,719
Qualified XII (0.55)	239,180.152	10.58	2,530,526

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap (continued)			
Qualified XII (0.60)	270,329.858	$ 10.55	$ 2,851,980
Qualified XII (0.65)	62,412.155	10.53	657,200
Qualified XII (0.70)	261,291.048	10.50	2,743,556
Qualified XII (0.75)	868,786.150	10.47	9,096,191
Qualified XII (0.80)	3,475,310.997	11.64	40,452,620
Qualified XII (0.85)	821,901.487	17.48	14,366,838
Qualified XII (0.90)	64,084.862	11.23	719,673
Qualified XII (0.95)	676,178.040	17.35	11,731,689
Qualified XII (1.00)	4,324,533.950	17.29	74,771,192
Qualified XII (1.05)	239,182.588	17.23	4,121,116
Qualified XII (1.10)	160,364.473	17.17	2,753,458
Qualified XII (1.15)	65,867.134	17.10	1,126,328
Qualified XII (1.20)	78,790.082	17.04	1,342,583
Qualified XII (1.25)	90,606.478	16.98	1,538,498
Qualified XII (1.30)	16,185.875	16.92	273,865
Qualified XII (1.35)	7,272.835	16.86	122,620
Qualified XII (1.40)	63,683.979	16.79	1,069,254
Qualified XII (1.45)	533.891	16.73	8,932
Qualified XII (1.50)	12,701.499	16.67	211,734
Qualified XIV	2,235.512	16.98	37,959
Qualified XV	42,075.087	17.34	729,582
Qualified XVI	186,465.449	16.70	3,113,973
Qualified XVII	70,965.828	17.09	1,212,806
Qualified XVIII	75,021.013	17.37	1,303,115
Qualified XXI	120,968.614	17.46	2,112,112
Qualified XXIV	111,794.358	17.37	1,941,868
Qualified XXV	120,188.062	17.34	2,084,061
Qualified XXVI	22,931.924	17.26	395,805
Qualified XXVII	2,418,495.269	17.12	41,404,639
Qualified XXVIII	844,513.717	17.06	14,407,404
Qualified XXXII	76,298.362	10.38	791,977
	31,590,210.100		$ 503,421,486
ING VP Index Plus MidCap			
Contracts in accumulation period:			
Qualified III	382.283	$ 16.99	$ 6,495
Qualified V	593.511	16.18	9,603
Qualified VI	5,001,907.353	16.32	81,631,128

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap (continued)			
Qualified VIII	3,172.304	$ 16.32	$ 51,772
Qualified X (1.15)	44,161.876	16.42	725,138
Qualified X (1.25)	435,317.157	16.32	7,104,376
Qualified XII (0.00)	154.422	11.76	1,816
Qualified XII (0.05)	188,383.066	16.83	3,170,487
Qualified XII (0.15)	46,147.498	11.79	544,079
Qualified XII (0.25)	146,203.450	17.68	2,584,877
Qualified XII (0.35)	84,568.772	17.58	1,486,719
Qualified XII (0.40)	98,071.311	17.08	1,675,058
Qualified XII (0.45)	152,269.279	17.48	2,661,667
Qualified XII (0.55)	81,313.176	17.38	1,413,223
Qualified XII (0.60)	302,362.262	17.33	5,239,938
Qualified XII (0.65)	59,841.956	17.28	1,034,069
Qualified XII (0.70)	139,627.858	17.23	2,405,788
Qualified XII (0.75)	200,049.098	17.19	3,438,844
Qualified XII (0.80)	1,703,943.881	16.75	28,541,060
Qualified XII (0.85)	340,100.778	16.70	5,679,683
Qualified XII (0.90)	16,410.631	16.65	273,237
Qualified XII (0.95)	334,281.927	16.60	5,549,080
Qualified XII (1.00)	1,475,862.017	16.56	24,440,275
Qualified XII (1.05)	131,115.869	16.51	2,164,723
Qualified XII (1.10)	91,228.311	16.46	1,501,618
Qualified XII (1.15)	27,867.113	16.42	457,578
Qualified XII (1.20)	57,702.993	16.37	944,598
Qualified XII (1.25)	64,629.350	16.32	1,054,751
Qualified XII (1.30)	12,239.067	16.28	199,252
Qualified XII (1.35)	4,942.021	16.23	80,209
Qualified XII (1.40)	40,269.159	16.18	651,555
Qualified XII (1.45)	542.379	16.14	8,754
Qualified XII (1.50)	7,102.859	16.09	114,285
Qualified XV	19,607.952	16.60	325,492
Qualified XVI	87,242.635	16.09	1,403,734
Qualified XVII	16,748.223	16.32	273,331
Qualified XVIII	22,748.407	16.32	371,254
Qualified XXI	47,855.682	16.72	800,147
Qualified XXIV	144,459.892	16.63	2,402,368
Qualified XXV	82,713.917	16.67	1,378,841
Qualified XXVI	21,076.552	16.59	349,660
Qualified XXVII	1,232,142.265	17.13	21,106,597
Qualified XXVIII	1,075,119.555	17.08	18,363,042
Qualified XXXII	13,867.682	10.18	141,173
	14,056,347.749		$ 233,761,374

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap			
Contracts in accumulation period:			
Qualified III	404.818	$ 12.66	$ 5,125
Qualified VI	2,650,449.959	12.19	32,308,985
Qualified VIII	814.520	12.19	9,929
Qualified X (1.15)	39,667.292	12.26	486,321
Qualified X (1.25)	219,909.023	12.19	2,680,691
Qualified XII (0.00)	108.354	12.09	1,310
Qualified XII (0.00)	10,442.184	12.09	126,246
Qualified XII (0.05)	157,126.651	12.57	1,975,082
Qualified XII (0.25)	86,954.546	13.42	1,166,930
Qualified XII (0.35)	47,520.914	13.34	633,929
Qualified XII (0.45)	55,774.227	13.27	740,124
Qualified XII (0.55)	30,179.015	13.20	398,363
Qualified XII (0.60)	145,109.498	13.16	1,909,641
Qualified XII (0.65)	27,776.982	13.12	364,434
Qualified XII (0.70)	61,910.933	13.08	809,795
Qualified XII (0.75)	133,343.908	13.05	1,740,138
Qualified XII (0.80)	694,475.379	12.51	8,687,887
Qualified XII (0.85)	194,812.991	12.47	2,429,318
Qualified XII (0.90)	7,681.753	12.44	95,561
Qualified XII (0.95)	191,912.016	12.40	2,379,709
Qualified XII (1.00)	729,175.182	12.37	9,019,897
Qualified XII (1.05)	36,243.309	12.33	446,880
Qualified XII (1.10)	24,474.960	12.30	301,042
Qualified XII (1.15)	18,737.684	12.26	229,724
Qualified XII (1.20)	15,699.510	12.23	192,005
Qualified XII (1.25)	41,584.824	12.19	506,919
Qualified XII (1.30)	389.885	12.16	4,741
Qualified XII (1.35)	2,682.673	12.12	32,514
Qualified XII (1.40)	21,695.037	12.09	262,293
Qualified XII (1.45)	217.179	12.05	2,617
Qualified XII (1.50)	5,706.073	12.02	68,587
Qualified XV	11,491.855	12.40	142,499
Qualified XVI	51,117.388	12.02	614,431
Qualified XVII	12,551.354	12.19	153,001
Qualified XVIII	37,252.830	12.19	454,112
Qualified XXI	18,770.136	12.49	234,439
Qualified XXIV	61,797.021	12.42	767,519
Qualified XXV	38,562.490	12.45	480,103
Qualified XXVI	10,241.404	12.39	126,891

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap (continued)			
Qualified XXVII	810,650.039	$ 12.77	$ 10,352,001
Qualified XXVIII	821,680.833	12.73	10,459,997
Qualified XXXII	12,695.196	10.20	129,491
	7,539,791.825		$ 93,931,221
ING VP International Equity			
Currently payable annuity contracts:			$ 66,051
Contracts in accumulation period:			
Qualified VI	670,636.073	$ 8.15	5,465,684
Qualified VIII	13.006	8.15	106
Qualified X (1.15)	1,072.683	8.20	8,796
Qualified X (1.25)	88,586.013	8.15	721,976
Qualified XII (0.05)	2,477.262	8.40	20,809
Qualified XII (0.15)	1,743.592	9.52	16,599
Qualified XII (0.25)	20,866.469	8.41	175,487
Qualified XII (0.35)	9,839.952	8.36	82,262
Qualified XII (0.40)	83,086.987	8.53	708,732
Qualified XII (0.45)	25,807.461	8.31	214,460
Qualified XII (0.55)	2,237.122	8.27	18,501
Qualified XII (0.60)	23,258.495	8.24	191,650
Qualified XII (0.65)	3,407.786	8.22	28,012
Qualified XII (0.70)	50,983.049	8.20	418,061
Qualified XII (0.75)	40,123.868	8.17	327,812
Qualified XII (0.80)	60,408.134	8.36	505,012
Qualified XII (0.85)	45,890.887	8.34	382,730
Qualified XII (0.90)	2,064.303	8.32	17,175
Qualified XII (0.95)	40,438.962	8.29	335,239
Qualified XII (1.00)	136,591.778	8.27	1,129,614
Qualified XII (1.05)	5,882.281	8.24	48,470
Qualified XII (1.10)	9,763.017	8.22	80,252
Qualified XII (1.15)	5,251.585	8.20	43,063
Qualified XII (1.20)	5,978.335	8.17	48,843
Qualified XII (1.25)	10,368.221	8.15	84,501
Qualified XII (1.35)	621.455	8.11	5,040
Qualified XII (1.40)	5,217.574	8.08	42,158
Qualified XII (1.50)	2,052.363	8.04	16,501
Qualified XV	1,628.709	8.29	13,502
Qualified XVI	11,564.552	8.04	92,979
Qualified XVIII	19,835.215	8.15	161,657
Qualified XXI	5,207.665	8.35	43,484
Qualified XXIV	18,616.847	8.31	154,706

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity (continued)			
Qualified XXV	10,559.064	$ 8.33	$ 87,957
Qualified XXVI	1,197.947	8.28	9,919
Qualified XXVII	27,704.664	5.79	160,410
Qualified XXXII	466.350	10.52	4,906
	1,451,449.726		$ 11,933,116
ING VP Small Company			
Currently payable annuity contracts:			$ 309,406
Contracts in accumulation period:			
Qualified III	106.537	$ 14.38	1,532
Qualified V	415.396	19.42	8,067
Qualified VI	3,063,779.063	19.63	60,141,983
Qualified VIII	975.484	19.62	19,139
Qualified X (1.15)	46,260.375	19.76	914,105
Qualified X (1.25)	340,139.939	19.63	6,676,947
Qualified XII (0.00)	57.847	10.96	634
Qualified XII (0.00)	29,691.971	10.96	325,424
Qualified XII (0.05)	40,715.862	20.30	826,532
Qualified XII (0.25)	109,169.446	13.91	1,518,547
Qualified XII (0.35)	65,948.879	13.83	912,073
Qualified XII (0.40)	196,624.417	20.60	4,050,463
Qualified XII (0.45)	101,741.236	13.75	1,398,942
Qualified XII (0.55)	54,596.489	13.67	746,334
Qualified XII (0.60)	199,373.240	13.64	2,719,451
Qualified XII (0.65)	28,665.956	13.60	389,857
Qualified XII (0.70)	124,414.971	13.56	1,687,067
Qualified XII (0.75)	389,816.420	13.52	5,270,318
Qualified XII (0.80)	2,251,555.563	14.38	32,377,369
Qualified XII (0.85)	230,419.940	20.16	4,645,266
Qualified XII (0.90)	26,388.881	13.94	367,861
Qualified XII (0.95)	185,488.267	20.03	3,715,330
Qualified XII (1.00)	1,108,004.159	19.96	22,115,763
Qualified XII (1.05)	56,456.712	19.89	1,122,924
Qualified XII (1.10)	46,692.940	19.83	925,921
Qualified XII (1.15)	16,987.095	19.76	335,665
Qualified XII (1.20)	45,397.258	19.69	893,872
Qualified XII (1.25)	36,392.715	19.63	714,389
Qualified XII (1.30)	7,535.379	19.56	147,392
Qualified XII (1.35)	813.385	19.50	15,861
Qualified XII (1.40)	22,131.344	19.43	430,012
Qualified XII (1.45)	1,116.727	19.37	21,631
Qualified XII (1.50)	6,127.980	19.30	118,270

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company (continued)			
Qualified XV	9,137.144	$ 20.03	$ 183,017
Qualified XVI	63,826.218	19.30	1,231,846
Qualified XVII	10,493.785	19.63	205,993
Qualified XVIII	20,559.661	20.08	412,838
Qualified XXI	26,384.978	20.17	532,185
Qualified XXIV	94,805.336	20.05	1,900,847
Qualified XXV	38,272.469	20.05	767,363
Qualified XXVI	12,997.443	19.95	259,299
Qualified XXVII	585,453.751	9.73	5,696,465
Qualified XXVIII	18,757.143	10.36	194,324
Qualified XXXII	17,978.627	10.20	183,382
	9,732,668.428		$ 167,431,906
ING VP Value Opportunity			
Contracts in accumulation period:			
Qualified III	186.699	$ 12.48	$ 2,330
Qualified V	10,405.620	16.37	170,340
Qualified VI	2,194,150.846	16.54	36,291,255
Qualified VIII	638.718	16.53	10,558
Qualified X (1.15)	48,720.648	16.66	811,686
Qualified X (1.25)	216,750.726	16.54	3,585,057
Qualified XII (0.00)	3.164	8.85	28
Qualified XII (0.00)	25,070.508	8.85	221,874
Qualified XII (0.05)	4,074.343	17.11	69,712
Qualified XII (0.25)	145,861.505	11.56	1,686,159
Qualified XII (0.35)	54,864.926	11.49	630,398
Qualified XII (0.45)	23,686.439	11.43	270,736
Qualified XII (0.55)	176,454.929	11.36	2,004,528
Qualified XII (0.60)	168,525.419	11.33	1,909,393
Qualified XII (0.65)	19,360.974	11.30	218,779
Qualified XII (0.70)	208,236.912	11.27	2,346,830
Qualified XII (0.75)	254,954.270	11.24	2,865,686
Qualified XII (0.80)	902,500.486	12.34	11,136,856
Qualified XII (0.85)	175,630.547	16.99	2,983,963
Qualified XII (0.90)	21,322.591	12.04	256,724
Qualified XII (0.95)	183,354.503	16.88	3,095,024
Qualified XII (1.00)	2,184,378.240	16.82	36,741,242
Qualified XII (1.05)	44,764.818	16.77	750,706
Qualified XII (1.10)	29,574.686	16.71	494,193
Qualified XII (1.15)	15,334.574	16.66	255,474

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity (continued)			
Qualified XII (1.20)	36,246.747	$ 16.60	$ 601,696
Qualified XII (1.25)	31,378.174	16.54	518,995
Qualified XII (1.30)	6,566.162	16.49	108,276
Qualified XII (1.35)	1,852.708	16.43	30,440
Qualified XII (1.40)	19,926.557	16.38	326,397
Qualified XII (1.45)	219.914	16.32	3,589
Qualified XII (1.50)	3,257.652	16.27	53,002
Qualified XV	2,779.680	16.88	46,921
Qualified XVI	35,769.023	16.27	581,962
Qualified XVII	13,046.131	16.54	215,783
Qualified XVIII	9,461.016	16.93	160,175
Qualified XXI	24,441.824	17.00	415,511
Qualified XXIV	45,411.894	16.90	767,461
Qualified XXV	28,633.432	16.90	483,905
Qualified XXVI	7,176.740	16.81	120,641
Qualified XXVII	921,088.633	12.58	11,587,295
Qualified XXVIII	657,440.909	12.54	8,244,309
Qualified XXXII	9,635.351	10.41	100,304
	8,963,139.638		$ 133,176,193
ING VP Growth Opportunities			
Contracts in accumulation period:			
Qualified VI	82,475.095	$ 7.91	$ 652,378
Qualified X (1.25)	21,003.035	7.91	166,134
Qualified XII (0.55)	6,140.049	8.04	49,366
Qualified XII (0.60)	191.532	8.03	1,538
Qualified XII (0.65)	353.616	8.02	2,836
Qualified XII (0.70)	493.883	8.01	3,956
Qualified XII (0.75)	1,241.625	8.00	9,933
Qualified XII (0.80)	4,065.125	8.00	32,521
Qualified XII (0.85)	2,120.901	7.99	16,946
Qualified XII (0.90)	183.834	7.98	1,467
Qualified XII (0.95)	4,662.609	7.97	37,161
Qualified XII (1.00)	22,491.332	7.96	179,031
Qualified XII (1.05)	1,654.717	7.95	13,155
Qualified XII (1.10)	3,815.869	7.94	30,298
Qualified XII (1.15)	313.871	7.93	2,489
Qualified XII (1.20)	39.520	7.92	313
Qualified XII (1.25)	317.952	7.91	2,515
Qualified XII (1.40)	715.736	7.88	5,640
Qualified XVI	1,741.221	7.86	13,686

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth Opportunities (continued)			
Qualified XVIII	104.425	$ 7.91	$ 826
Qualified XXI	137.875	8.00	1,103
Qualified XXIV	5,175.814	7.98	41,303
Qualified XXV	4,011.596	8.02	32,173
Qualified XXVI	61.027	7.98	487
	163,512.259		$ 1,297,255
ING VP International Value			
Contracts in accumulation period:			
Qualified V	7,436.801	$ 10.19	$ 75,781
Qualified VI	588,086.315	10.23	6,016,123
Qualified X (1.15)	6,971.443	10.26	71,527
Qualified X (1.25)	63,811.926	10.23	652,796
Qualified XII (0.15)	1,627.202	10.33	16,809
Qualified XII (0.40)	44,119.139	10.45	461,045
Qualified XII (0.45)	3,791.762	10.44	39,586
Qualified XII (0.55)	22,632.469	10.41	235,604
Qualified XII (0.60)	240.673	10.40	2,503
Qualified XII (0.65)	11,680.829	10.38	121,247
Qualified XII (0.70)	7,979.846	10.37	82,751
Qualified XII (0.75)	94,157.046	10.36	975,467
Qualified XII (0.80)	283,717.585	10.35	2,936,477
Qualified XII (0.85)	42,155.470	10.33	435,466
Qualified XII (0.90)	1,723.643	10.32	17,788
Qualified XII (0.95)	50,504.656	10.31	520,703
Qualified XII (1.00)	1,757,394.272	10.30	18,101,161
Qualified XII (1.05)	3,820.914	10.28	39,279
Qualified XII (1.10)	4,739.727	10.27	48,677
Qualified XII (1.15)	6,533.626	10.26	67,035
Qualified XII (1.20)	1,308.780	10.25	13,415
Qualified XII (1.25)	6,811.535	10.23	69,682
Qualified XII (1.30)	432.290	10.22	4,418
Qualified XII (1.35)	170.127	10.21	1,737
Qualified XII (1.40)	1,188.235	10.20	12,120
Qualified XII (1.50)	1,100.590	10.17	11,193
Qualified XV	23,603.977	10.31	243,357
Qualified XVI	7,503.048	10.17	76,306
Qualified XVIII	7,515.249	10.23	76,881
Qualified XXI	1,045.507	10.35	10,821
Qualified XXIV	22,552.178	10.33	232,964
Qualified XXV	6,381.503	10.38	66,240

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING VP International Value (continued)					
Qualified XXVI	175.000	$	10.32	$	1,806
Qualified XXVIII	74,233.043		11.47		851,453
Qualified XXXII	54.623		10.49		573
	3,157,201.029			$	32,590,791
ING VP MagnaCap					
Contracts in accumulation period:					
Qualified VI	96,657.758	$	8.83	$	853,488
Qualified XII (0.60)	56.663		8.93		506
Qualified XII (0.65)	28.363		8.92		253
Qualified XII (0.75)	728.283		8.91		6,489
Qualified XII (0.80)	1,496.854		8.90		13,322
Qualified XII (0.85)	29,340.608		8.89		260,838
Qualified XII (0.90)	123.509		8.89		1,098
Qualified XII (0.95)	4,947.297		8.88		43,932
Qualified XII (1.00)	24,590.079		8.87		218,114
Qualified XII (1.05)	42.551		8.86		377
Qualified XII (1.10)	266.366		8.86		2,360
Qualified XII (1.15)	24.746		8.85		219
Qualified XII (1.20)	728.959		8.84		6,444
Qualified XII (1.25)	2,285.730		8.83		20,183
Qualified XII (1.35)	28.798		8.82		254
Qualified XII (1.40)	49.262		8.81		434
Qualified XII (1.50)	8.068		8.80		71
Qualified XXI	1,076.404		8.90		9,580
Qualified XXIV	13,397.413		8.89		119,103
Qualified XXV	1,526.540		8.93		13,632
Qualified XXVI	57.593		8.89		512
	177,461.844			$	1,571,209
ING VP MidCap Opportunities					
Contracts in accumulation period:					
Qualified V	195.699	$	9.30	$	1,820
Qualified VI	214,875.991		9.33		2,004,793
Qualified X (1.15)	10,820.085		9.36		101,276
Qualified X (1.25)	27,408.681		9.33		255,723
Qualified XII (0.55)	8,674.842		9.50		82,411
Qualified XII (0.60)	3,293.671		9.48		31,224

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities (continued)			
Qualified XII (0.65)	100.739	$ 9.47	$ 954
Qualified XII (0.70)	2,201.691	9.46	20,828
Qualified XII (0.75)	2,103.915	9.45	19,882
Qualified XII (0.80)	61,505.296	9.44	580,610
Qualified XII (0.85)	9,976.140	9.43	94,075
Qualified XII (0.90)	338.045	9.41	3,181
Qualified XII (0.95)	14,925.957	9.40	140,304
Qualified XII (1.00)	61,161.448	9.39	574,306
Qualified XII (1.05)	2,910.448	9.38	27,300
Qualified XII (1.10)	1,308.004	9.37	12,256
Qualified XII (1.15)	1,551.923	9.36	14,526
Qualified XII (1.20)	814.866	9.35	7,619
Qualified XII (1.25)	2,260.986	9.33	21,095
Qualified XII (1.35)	71.858	9.31	669
Qualified XII (1.40)	738.280	9.30	6,866
Qualified XII (1.45)	39.720	9.29	369
Qualified XII (1.50)	489.116	9.28	4,539
Qualified XVI	6,145.797	9.28	57,033
Qualified XXI	816.843	9.44	7,711
Qualified XXIV	9,076.752	9.42	85,503
Qualified XXV	2,900.950	9.47	27,472
Qualified XXVI	664.612	9.41	6,254
	447,372.355		$ 4,190,599
ING VP SmallCap Opportunities			
Contracts in accumulation period:			
Qualified V	17.379	$ 6.79	$ 118
Qualified VI	375,296.481	6.82	2,559,522
Qualified VIII	126.540	6.82	863
Qualified X (1.25)	55,321.407	6.82	377,292
Qualified XII (0.40)	49,377.012	6.96	343,664
Qualified XII (0.45)	6,492.242	6.96	45,186
Qualified XII (0.55)	324,055.043	6.94	2,248,942
Qualified XII (0.60)	3,496.681	6.93	24,232
Qualified XII (0.65)	12,372.832	6.92	85,620
Qualified XII (0.70)	6,539.942	6.91	45,191
Qualified XII (0.75)	1,593.768	6.90	10,997
Qualified XII (0.80)	83,909.275	6.90	578,974
Qualified XII (0.85)	47,391.002	6.89	326,524
Qualified XII (0.90)	794.767	6.88	5,468
Qualified XII (0.95)	22,816.739	6.87	156,751

136

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities (continued)			
Qualified XII (1.00)	93,413.994	$ 6.86	$ 640,820
Qualified XII (1.05)	6,114.598	6.85	41,885
Qualified XII (1.10)	1,862.920	6.85	12,761
Qualified XII (1.15)	890.789	6.84	6,093
Qualified XII (1.20)	1,952.855	6.83	13,338
Qualified XII (1.25)	4,177.273	6.82	28,489
Qualified XII (1.30)	82.232	6.81	560
Qualified XII (1.35)	1.471	6.80	10
Qualified XII (1.40)	2,827.647	6.80	19,228
Qualified XII (1.45)	55.965	6.79	380
Qualified XII (1.50)	1,629.204	6.78	11,046
Qualified XV	1,326.055	6.87	9,110
Qualified XVI	10,396.902	6.78	70,491
Qualified XVII	2,169.208	6.82	14,794
Qualified XVIII	5,769.795	6.82	39,350
Qualified XXI	8,231.015	6.90	56,794
Qualified XXIV	19,478.634	6.88	134,013
Qualified XXV	19,388.584	6.92	134,169
Qualified XXVI	359.302	6.88	2,472
	1,169,729.553		$ 8,045,147
Janus Aspen Balanced			
Contracts in accumulation period:			
Qualified III	11,632.202	$ 23.57	$ 274,171
Qualified V	566.839	23.25	13,179
Qualified VI	7,256,210.607	23.57	171,028,884
Qualified VIII	3,560.425	23.55	83,848
Qualified X (1.15)	106,729.603	24.66	2,631,952
Qualified X (1.25)	825,908.998	24.45	20,193,475
Qualified XII (0.05)	68,994.342	24.39	1,682,772
Qualified XII (0.15)	2,636.679	10.66	28,107
Qualified XII (0.15)	101,415.947	10.66	1,081,094
Qualified XII (0.25)	371,220.516	14.72	5,464,366
Qualified XII (0.35)	147,555.465	14.64	2,160,212
Qualified XII (0.40)	472,292.437	22.08	10,428,217
Qualified XII (0.45)	492,113.187	14.56	7,165,168
Qualified XII (0.55)	463,652.348	14.48	6,713,686
Qualified XII (0.60)	539,471.606	14.44	7,789,970
Qualified XII (0.65)	40,976.581	14.39	589,653
Qualified XII (0.70)	201,193.728	14.35	2,887,130
Qualified XII (0.75)	557,555.066	14.31	7,978,613
Qualified XII (0.80)	1,443,439.339	15.43	22,272,269

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Balanced (continued)			
Qualified XII (0.85)	401,443.967	$ 21.63	$ 8,683,233
Qualified XII (0.90)	36,551.960	15.05	550,107
Qualified XII (0.95)	529,489.753	21.47	11,368,145
Qualified XII (1.00)	2,462,110.192	21.39	52,664,537
Qualified XII (1.05)	215,751.549	21.30	4,595,508
Qualified XII (1.10)	105,091.564	21.22	2,230,043
Qualified XII (1.15)	52,945.648	21.14	1,119,271
Qualified XII (1.20)	87,775.499	21.06	1,848,552
Qualified XII (1.25)	93,301.096	20.98	1,957,457
Qualified XII (1.30)	12,878.565	20.90	269,162
Qualified XII (1.35)	16,094.525	20.82	335,088
Qualified XII (1.40)	56,454.339	20.74	1,170,863
Qualified XII (1.45)	2,118.684	20.66	43,772
Qualified XII (1.50)	16,935.228	20.58	348,527
Qualified XV	18,571.790	24.07	447,023
Qualified XVI	136,615.235	23.17	3,165,375
Qualified XVII	15,245.821	23.57	359,344
Qualified XVIII	40,057.546	24.45	979,407
Qualified XXI	53,290.883	24.24	1,291,771
Qualified XXIV	156,124.302	21.48	3,353,550
Qualified XXV	182,292.526	23.95	4,365,906
Qualified XXVI	20,891.104	23.83	497,835
Qualified XXVII	1,323,124.039	9.36	12,384,441
Qualified XXXII	58,617.941	10.20	597,903
	19,200,899.671		$ 385,093,586
Janus Aspen Capital Appreciation			
Contracts in accumulation period:			
Qualified X (1.25)	29,638.866	$ 9.88	$ 292,832
Qualified XVIII	2,915.081	9.88	28,801
Qualified XXVII	390,130.191	7.32	2,855,753
	422,684.138		$ 3,177,386
Janus Aspen Flexible Income			
Contracts in accumulation period:			
Qualified III	554.031	$ 19.97	$ 11,064
Qualified V	18.266	19.60	358
Qualified VI	1,837,860.885	19.89	36,555,053
Qualified VIII	200.855	19.88	3,993
Qualified X (1.15)	17,682.467	13.46	238,006
Qualified X (1.25)	195,320.553	13.38	2,613,389
Qualified XII (0.05)	14,373.725	20.59	295,955

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Flexible Income (continued)			
Qualified XII (0.15)	430.666	$ 11.87	$ 5,112
Qualified XII (0.15)	19,210.362	11.87	228,027
Qualified XII (0.25)	127,758.286	14.12	1,803,947
Qualified XII (0.35)	113,466.168	14.04	1,593,065
Qualified XII (0.40)	159,803.831	17.49	2,794,969
Qualified XII (0.45)	85,947.994	13.96	1,199,834
Qualified XII (0.55)	66,480.633	13.89	923,416
Qualified XII (0.60)	106,724.476	13.85	1,478,134
Qualified XII (0.65)	37,987.111	13.81	524,602
Qualified XII (0.70)	177,585.766	13.77	2,445,356
Qualified XII (0.75)	141,683.613	13.73	1,945,316
Qualified XII (0.80)	519,546.924	13.98	7,263,266
Qualified XII (0.85)	220,008.285	17.14	3,770,942
Qualified XII (0.90)	11,849.640	13.90	164,710
Qualified XII (0.95)	165,590.177	17.00	2,815,033
Qualified XII (1.00)	835,934.298	16.94	14,160,727
Qualified XII (1.05)	55,454.384	16.88	936,070
Qualified XII (1.10)	64,425.223	16.81	1,082,988
Qualified XII (1.15)	20,155.702	16.75	337,608
Qualified XII (1.20)	36,470.923	16.68	608,335
Qualified XII (1.25)	36,940.012	16.62	613,943
Qualified XII (1.30)	2,114.553	16.56	35,017
Qualified XII (1.35)	3,815.646	16.49	62,920
Qualified XII (1.40)	20,452.039	16.43	336,027
Qualified XII (1.45)	179.291	16.37	2,935
Qualified XII (1.50)	8,331.453	16.31	135,886
Qualified XV	8,637.844	20.32	175,521
Qualified XVI	44,752.250	19.56	875,354
Qualified XVII	4,072.851	19.89	81,009
Qualified XVIII	15,773.169	13.38	211,045
Qualified XXI	17,291.153	20.46	353,777
Qualified XXIV	38,676.028	17.02	658,266
Qualified XXV	19,420.524	20.22	392,683
Qualified XXVI	10,529.473	20.12	211,853
Qualified XXXII	4,807.876	10.03	48,223
	5,268,319.406		$ 89,993,734

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Growth			
Currently payable annuity contracts:			$ 372,186
Contracts in accumulation period:			
Qualified I	48.400	$ 15.00	726
Qualified III	2,945.598	18.97	55,878
Qualified V	1,266.337	17.17	21,743
Qualified VI	5,119,108.510	17.39	89,021,297
Qualified VIII	2,826.222	17.39	49,148
Qualified X (1.15)	27,136.674	18.76	509,084
Qualified X (1.25)	546,093.549	18.60	10,157,340
Qualified XII (0.05)	27,542.166	18.00	495,759
Qualified XII (0.15)	43.258	9.27	401
Qualified XII (0.15)	77,042.934	9.27	714,188
Qualified XII (0.25)	297,917.664	10.36	3,086,427
Qualified XII (0.35)	142,024.272	10.30	1,462,850
Qualified XII (0.40)	375,069.904	15.65	5,869,844
Qualified XII (0.45)	145,651.074	10.24	1,491,467
Qualified XII (0.55)	67,479.882	10.19	687,620
Qualified XII (0.60)	405,618.406	10.16	4,121,083
Qualified XII (0.65)	60,104.837	10.13	608,862
Qualified XII (0.70)	404,628.416	10.10	4,086,747
Qualified XII (0.75)	309,975.968	10.07	3,121,458
Qualified XII (0.80)	1,247,164.015	11.06	13,793,634
Qualified XII (0.85)	482,647.684	15.33	7,398,989
Qualified XII (0.90)	54,717.510	10.68	584,383
Qualified XII (0.95)	434,594.478	15.21	6,610,182
Qualified XII (1.00)	1,265,821.782	15.15	19,177,200
Qualified XII (1.05)	133,310.331	15.10	2,012,986
Qualified XII (1.10)	84,700.000	15.04	1,273,888
Qualified XII (1.15)	46,216.088	14.98	692,317
Qualified XII (1.20)	74,901.273	14.92	1,117,527
Qualified XII (1.25)	65,449.765	14.87	973,238
Qualified XII (1.30)	6,559.149	14.81	97,141
Qualified XII (1.35)	2,881.017	14.75	42,495
Qualified XII (1.40)	26,960.204	14.70	396,315
Qualified XII (1.45)	27.937	14.64	409
Qualified XII (1.50)	16,359.328	14.58	238,519
Qualified XV	22,256.701	17.76	395,279
Qualified XVI	109,008.011	17.10	1,864,037
Qualified XVII	17,897.413	17.39	311,236
Qualified XVIII	29,420.645	18.60	547,224
Qualified XXI	73,651.146	17.89	1,317,619
Qualified XXII	264.369	17.99	4,756

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Growth (continued)			
Qualified XXIV	123,989.619	$ 15.22	$ 1,887,122
Qualified XXV	129,041.742	17.68	2,281,458
Qualified XXVI	23,826.493	17.59	419,108
Qualified XXVII	2,273,528.228	19.13	43,492,595
Qualified XXVIII	349,828.534	19.03	6,657,237
Qualified XXXII	45,550.537	10.25	466,893
	15,153,098.070		$ 239,987,895
Janus Aspen Mid Cap Growth			
Contracts in accumulation period:			
Qualified I	41.172	$ 12.46	$ 513
Qualified III	2,463.433	20.51	50,525
Qualified V	760.671	17.57	13,365
Qualified VI	10,733,566.293	17.83	191,379,487
Qualified VIII	9,346.745	17.82	166,559
Qualified X (1.15)	31,359.389	17.36	544,399
Qualified X (1.25)	933,352.993	17.21	16,063,005
Qualified XII (0.05)	130,267.118	18.46	2,404,731
Qualified XII (0.15)	206,593.853	9.11	1,882,070
Qualified XII (0.25)	661,788.409	10.87	7,193,640
Qualified XII (0.35)	428,140.518	10.81	4,628,199
Qualified XII (0.45)	514,448.186	10.75	5,530,318
Qualified XII (0.55)	132,199.532	10.69	1,413,213
Qualified XII (0.60)	835,146.717	10.66	8,902,664
Qualified XII (0.65)	104,528.974	10.63	1,111,143
Qualified XII (0.70)	506,568.962	10.60	5,369,631
Qualified XII (0.75)	738,028.855	10.57	7,800,965
Qualified XII (0.80)	2,545,095.335	11.36	28,912,283
Qualified XII (0.85)	1,069,289.829	12.29	13,141,572
Qualified XII (0.90)	67,042.034	11.11	744,837
Qualified XII (0.95)	1,055,672.765	12.19	12,868,651
Qualified XII (1.00)	3,676,654.568	12.15	44,671,353
Qualified XII (1.05)	283,725.703	12.10	3,433,081
Qualified XII (1.10)	215,734.025	12.05	2,599,595
Qualified XII (1.15)	96,156.370	12.01	1,154,838
Qualified XII (1.20)	176,182.776	11.96	2,107,146
Qualified XII (1.25)	130,327.601	11.92	1,553,505
Qualified XII (1.30)	16,830.329	11.87	199,776
Qualified XII (1.35)	28,485.799	11.83	336,987
Qualified XII (1.40)	81,861.375	11.78	964,327
Qualified XII (1.45)	1,673.339	11.74	19,645

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Mid Cap Growth (continued)			
Qualified XII (1.50)	29,900.428	$ 11.69	$ 349,536
Qualified XV	65,859.748	18.21	1,199,306
Qualified XVI	225,237.593	17.53	3,948,415
Qualified XVII	45,263.433	17.83	807,047
Qualified XVIII	34,073.794	17.21	586,410
Qualified XXI	183,994.984	18.34	3,374,468
Qualified XXII	43.794	18.45	808
Qualified XXIV	373,030.328	12.20	4,550,970
Qualified XXV	285,859.823	18.12	5,179,780
Qualified XXVI	83,227.066	18.03	1,500,584
Qualified XXVII	2,995,702.321	20.68	61,951,124
Qualified XXVIII	397,639.718	20.57	8,179,449
Qualified XXXII	43,838.424	10.28	450,659
	30,177,005.122		$ 459,240,579
Janus Aspen Worldwide Growth			
Currently payable annuity contracts:			$ 562,310
Contracts in accumulation period:			
Qualified III	4,309.861	$ 22.21	95,722
Qualified V	666.228	19.75	13,158
Qualified VI	11,057,738.249	19.87	219,717,259
Qualified VIII	11,159.748	19.80	220,963
Qualified X (1.15)	56,303.154	22.51	1,267,384
Qualified X (1.25)	1,007,273.387	22.32	22,482,342
Qualified XII (0.05)	109,282.207	20.57	2,247,935
Qualified XII (0.15)	148,161.936	9.09	1,346,792
Qualified XII (0.25)	1,001,125.845	10.06	10,071,326
Qualified XII (0.35)	198,240.900	10.00	1,982,409
Qualified XII (0.40)	372,534.112	17.12	6,377,784
Qualified XII (0.45)	686,352.112	9.94	6,822,340
Qualified XII (0.55)	185,756.623	9.89	1,837,133
Qualified XII (0.60)	877,170.791	9.86	8,648,904
Qualified XII (0.65)	106,848.627	9.83	1,050,322
Qualified XII (0.70)	599,951.123	9.80	5,879,521
Qualified XII (0.75)	867,437.730	9.78	8,483,541
Qualified XII (0.80)	2,989,916.143	11.46	34,264,439
Qualified XII (0.85)	880,705.665	16.77	14,769,434
Qualified XII (0.90)	81,790.054	11.16	912,777
Qualified XII (0.95)	827,665.766	16.65	13,780,635
Qualified XII (1.00)	3,013,889.204	16.58	49,970,283
Qualified XII (1.05)	322,653.572	16.52	5,330,237

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Worldwide Growth (continued)			
Qualified XII (1.10)	169,054.800	$ 16.46	$ 2,782,642
Qualified XII (1.15)	99,791.946	16.39	1,635,590
Qualified XII (1.20)	121,604.960	16.33	1,985,809
Qualified XII (1.25)	80,105.593	16.27	1,303,318
Qualified XII (1.30)	11,023.751	16.21	178,695
Qualified XII (1.35)	11,143.928	16.14	179,863
Qualified XII (1.40)	63,635.323	16.08	1,023,256
Qualified XII (1.45)	1,524.220	16.02	24,418
Qualified XII (1.50)	21,793.045	15.96	347,817
Qualified XV	49,570.478	20.29	1,005,785
Qualified XVI	225,470.880	19.54	4,405,701
Qualified XVII	55,481.279	19.87	1,102,413
Qualified XVIII	48,765.995	22.32	1,088,457
Qualified XXI	122,073.630	20.44	2,495,185
Qualified XXII	1,017.559	20.56	20,921
Qualified XXIV	270,272.209	16.66	4,502,735
Qualified XXV	154,059.485	20.19	3,110,461
Qualified XXVI	58,238.955	20.10	1,170,603
Qualified XXVII	3,460,836.758	22.39	77,488,135
Qualified XXVIII	513,996.005	22.28	11,451,831
Qualified XXXII	71,422.783	10.49	749,225
	31,017,816.619		$ 536,187,810
Janus Twenty			
Contracts in accumulation period:			
Qualified XII (0.95)	75,601.664	$ 4.81	$ 363,644
Qualified XII (1.10)	41,602.505	4.79	199,276
	117,204.169		$ 562,920
Lord Abbett Growth and Income			
Contracts in accumulation period:			
Qualified V	2,315.613	$ 10.12	$ 23,434
Qualified VI	2,027,718.701	10.16	20,601,622
Qualified VIII	3,578.839	10.16	36,361
Qualified X (1.15)	45,240.726	10.19	461,003
Qualified X (1.25)	250,015.945	10.16	2,540,162
Qualified XII (0.45)	796.332	10.36	8,250
Qualified XII (0.55)	153,706.963	10.34	1,589,330
Qualified XII (0.60)	23,649.565	10.33	244,300

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Growth and Income (continued)			
Qualified XII (0.65)	52,412.997	$ 10.31	$ 540,378
Qualified XII (0.70)	50,119.223	10.30	516,228
Qualified XII (0.75)	178,005.540	10.29	1,831,677
Qualified XII (0.80)	415,602.532	10.27	4,268,238
Qualified XII (0.85)	252,309.357	10.26	2,588,694
Qualified XII (0.90)	10,721.756	10.25	109,898
Qualified XII (0.95)	178,616.993	10.24	1,829,038
Qualified XII (1.00)	974,839.726	10.22	9,962,862
Qualified XII (1.05)	44,246.523	10.21	451,757
Qualified XII (1.10)	20,909.020	10.20	213,272
Qualified XII (1.15)	7,117.861	10.19	72,531
Qualified XII (1.20)	19,788.299	10.17	201,247
Qualified XII (1.25)	30,858.071	10.16	313,518
Qualified XII (1.30)	879.310	10.15	8,925
Qualified XII (1.35)	2,809.566	10.14	28,489
Qualified XII (1.40)	15,853.953	10.12	160,442
Qualified XII (1.45)	556.182	10.11	5,623
Qualified XII (1.50)	17,999.307	10.10	181,793
Qualified XV	24,096.875	10.24	246,752
Qualified XVI	39,264.554	10.10	396,572
Qualified XVII	10,786.319	10.16	109,589
Qualified XVIII	11,858.760	10.16	120,485
Qualified XXI	18,705.842	10.27	192,109
Qualified XXIV	30,407.310	10.26	311,979
Qualified XXV	28,021.672	10.29	288,343
Qualified XXVI	2,908.000	10.25	29,807
Qualified XXXII	4,573.659	10.44	47,749
	4,951,291.891		$ 50,532,457
Lord Abbett Mid-Cap Value - Class VC			
Contracts in accumulation period:			
NYSUT 457	92,123.492	$ 12.77	$ 1,176,417
Qualified VI	1,056,375.805	10.25	10,827,852
Qualified X (1.15)	41,845.817	10.28	430,175
Qualified X (1.25)	133,264.196	10.25	1,365,958
Qualified XII (0.15)	2,986.695	11.65	34,795
Qualified XII (0.45)	6,395.507	10.46	66,897
Qualified XII (0.55)	107,161.170	10.43	1,117,691
Qualified XII (0.60)	9,838.196	10.42	102,514
Qualified XII (0.65)	2,114.601	10.41	22,013
Qualified XII (0.70)	18,240.520	10.39	189,519

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Mid-Cap Value - Class VC (continued)			
Qualified XII (0.75)	34,280.347	$ 10.38	$ 355,830
Qualified XII (0.80)	206,995.565	10.37	2,146,544
Qualified XII (0.85)	106,857.488	10.35	1,105,975
Qualified XII (0.90)	4,787.234	10.34	49,500
Qualified XII (0.95)	79,607.841	10.33	822,349
Qualified XII (1.00)	476,178.489	10.32	4,914,162
Qualified XII (1.05)	20,087.476	10.30	206,901
Qualified XII (1.10)	14,828.377	10.29	152,584
Qualified XII (1.15)	16,651.362	10.28	171,176
Qualified XII (1.20)	11,066.018	10.27	113,648
Qualified XII (1.25)	13,049.951	10.25	133,762
Qualified XII (1.30)	799.316	10.24	8,185
Qualified XII (1.35)	1,170.186	10.23	11,971
Qualified XII (1.40)	10,530.333	10.22	107,620
Qualified XII (1.45)	1,851.176	10.20	18,882
Qualified XII (1.50)	2,012.856	10.19	20,511
Qualified XV	5,784.802	10.33	59,757
Qualified XVI	19,299.804	10.19	196,665
Qualified XVII	2,028.976	10.25	20,797
Qualified XVIII	2,458.049	10.25	25,195
Qualified XXI	22,573.867	10.37	234,091
Qualified XXIV	40,658.937	10.35	420,820
Qualified XXV	13,733.622	10.38	142,555
Qualified XXVI	1,861.896	10.34	19,252
Qualified XXVIII	151,145.758	11.08	1,674,695
Qualified XXXII	4,082.769	10.33	42,175
	2,734,728.494		$ 28,509,433
MFS® Total Return			
Contracts in accumulation period:			
Qualified XXVII	1,730,461.941	$ 13.19	$ 22,824,793
Qualified XXVIII	2,683,563.262	13.12	35,208,350
	4,414,025.203		$ 58,033,143
Oppenheimer Developing Markets			
Contracts in accumulation period:			
Qualified XXVII	428,804.530	$ 14.57	$ 6,247,682
	428,804.530		$ 6,247,682

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Aggressive Growth			
Currently payable annuity contracts:			$ 3,819
			$ 3,819
Oppenheimer Global Securities			
Contracts in accumulation period:			
Qualified III	5,406.460	$ 15.79	$ 85,368
Qualified V	872.602	15.22	13,281
Qualified VI	4,961,170.423	15.35	76,153,966
Qualified VIII	1,875.700	15.35	28,792
Qualified X (1.15)	40,356.736	15.44	623,108
Qualified X (1.25)	405,832.769	15.35	6,229,533
Qualified XI	19.523	15.93	311
Qualified XII (0.05)	110,421.605	15.83	1,747,974
Qualified XII (0.15)	1,817.993	11.06	20,107
Qualified XII (0.15)	27,280.832	11.06	301,726
Qualified XII (0.25)	256,884.877	16.20	4,161,535
Qualified XII (0.35)	88,677.468	16.11	1,428,594
Qualified XII (0.45)	89,314.232	16.02	1,430,814
Qualified XII (0.55)	170,278.720	15.93	2,712,540
Qualified XII (0.60)	347,226.684	15.89	5,517,432
Qualified XII (0.65)	39,648.896	15.85	628,435
Qualified XII (0.70)	157,387.405	15.80	2,486,721
Qualified XII (0.75)	488,096.193	15.76	7,692,396
Qualified XII (0.80)	2,094,652.699	15.75	32,990,780
Qualified XII (0.85)	469,450.859	15.71	7,375,073
Qualified XII (0.90)	18,328.800	15.66	287,029
Qualified XII (0.95)	351,194.814	15.62	5,485,663
Qualified XII (1.00)	2,194,785.806	15.57	34,172,815
Qualified XII (1.05)	131,308.628	15.53	2,039,223
Qualified XII (1.10)	80,145.126	15.49	1,241,448
Qualified XII (1.15)	33,405.959	15.44	515,788
Qualified XII (1.20)	63,075.974	15.40	971,370
Qualified XII (1.25)	71,068.991	15.35	1,090,909
Qualified XII (1.30)	8,643.175	15.31	132,327
Qualified XII (1.35)	3,502.816	15.27	53,488
Qualified XII (1.40)	44,561.235	15.22	678,222
Qualified XII (1.45)	869.038	15.18	13,192
Qualified XII (1.50)	5,010.832	15.14	75,864
Qualified XV	11,627.657	15.62	181,624
Qualified XVI	101,424.307	15.14	1,535,564
Qualified XVII	15,459.544	15.35	237,304

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Securities (continued)			
Qualified XVIII	12,028.469	$ 15.35	$ 184,637
Qualified XXI	50,072.282	15.73	787,637
Qualified XXIV	149,156.103	15.65	2,334,293
Qualified XXV	57,639.077	15.61	899,746
Qualified XXVI	10,521.056	15.53	163,392
Qualified XXVII	1,737,193.279	15.92	27,656,117
Qualified XXVIII	1,169,076.452	15.84	18,518,171
Qualified XXXII	15,095.909	10.51	158,658
	16,091,868.005		$ 251,042,967
Oppenheimer Main Street®			
Currently payable annuity contracts:			$ 31,762
			$ 31,762
Oppenheimer Strategic Bond			
Currently payable annuity contracts:			$ 7,908
Contracts in accumulation period:			
Qualified III	179.389	$ 13.10	2,350
Qualified V	789.018	12.93	10,202
Qualified VI	793,254.790	13.05	10,351,975
Qualified VIII	1,893.712	13.04	24,694
Qualified X (1.15)	9,066.616	13.12	118,954
Qualified X (1.25)	121,435.402	13.05	1,584,732
Qualified XII (0.05)	10,542.230	13.45	141,793
Qualified XII (0.15)	5,754.922	12.80	73,663
Qualified XII (0.25)	43,521.651	13.81	601,034
Qualified XII (0.35)	22,331.441	13.74	306,834
Qualified XII (0.40)	54,055.238	13.65	737,854
Qualified XII (0.45)	21,371.523	13.66	291,935
Qualified XII (0.55)	20,161.855	13.58	273,798
Qualified XII (0.60)	27,232.103	13.55	368,995
Qualified XII (0.65)	13,110.437	13.51	177,122
Qualified XII (0.70)	28,495.694	13.47	383,837
Qualified XII (0.75)	58,220.848	13.43	781,906
Qualified XII (0.80)	172,403.659	13.39	2,308,485
Qualified XII (0.85)	55,390.038	13.35	739,457
Qualified XII (0.90)	2,874.906	13.31	38,265
Qualified XII (0.95)	68,743.632	13.27	912,228
Qualified XII (1.00)	254,652.759	13.23	3,369,056
Qualified XII (1.05)	29,490.758	13.20	389,278

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Strategic Bond (continued)			
Qualified XII (1.10)	9,073.784	$ 13.16	$ 119,411
Qualified XII (1.15)	6,334.832	13.12	83,113
Qualified XII (1.20)	6,093.884	13.08	79,708
Qualified XII (1.25)	10,023.142	13.05	130,802
Qualified XII (1.30)	3,556.803	13.01	46,274
Qualified XII (1.35)	3,120.972	12.97	40,479
Qualified XII (1.40)	6,513.447	12.94	84,284
Qualified XII (1.45)	59.845	12.90	772
Qualified XII (1.50)	600.933	12.86	7,728
Qualified XV	5,640.166	13.27	74,845
Qualified XVI	18,170.685	12.86	233,675
Qualified XVII	1,884.904	13.05	24,598
Qualified XVIII	5,071.188	13.05	66,179
Qualified XXI	2,130.464	13.36	28,463
Qualified XXIV	15,999.699	13.30	212,796
Qualified XXV	46,528.054	13.26	616,962
Qualified XXVI	2,357.727	13.20	31,122
Qualified XXVII	286,487.358	13.21	3,784,498
Qualified XXVIII	218,753.577	13.14	2,874,422
Qualified XXXII	6,918.361	10.13	70,083
	2,470,292.446		$ 32,606,569
Pax World Balanced			
Contracts in accumulation period:			
Qualified VI	595.652	$ 9.43	$ 5,617
Qualified XII (0.85)	22,808.996	9.56	218,054
Qualified XII (1.00)	1,383.176	9.51	13,154
Qualified XXVII	353,095.807	9.54	3,368,534
	377,883.631		$ 3,605,359
Pioneer Equity Income			
Contracts in accumulation period:			
NYSUT 457	12,742.504	$ 12.14	$ 154,694
Qualified VI	396,077.870	9.67	3,830,073
Qualified VIII	4,406.825	9.67	42,614
Qualified X (1.15)	18,217.320	9.70	176,708
Qualified X (1.25)	65,072.182	9.67	629,248
Qualified XII (0.15)	6,272.404	10.11	63,414
Qualified XII (0.45)	2,080.547	9.87	20,535
Qualified XII (0.55)	49,078.354	9.84	482,931

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income (continued)			
Qualified XII (0.60)	1,663.683	$ 9.83	$ 16,354
Qualified XII (0.65)	12,863.544	9.82	126,320
Qualified XII (0.70)	3,839.653	9.81	37,667
Qualified XII (0.75)	1,155.771	9.79	11,315
Qualified XII (0.80)	219,767.587	9.78	2,149,327
Qualified XII (0.85)	110,507.369	9.77	1,079,657
Qualified XII (0.90)	7,813.422	9.76	76,259
Qualified XII (0.95)	36,542.154	9.75	356,286
Qualified XII (1.00)	86,609.558	9.73	842,711
Qualified XII (1.05)	11,191.152	9.72	108,778
Qualified XII (1.10)	15,159.835	9.71	147,202
Qualified XII (1.15)	2,450.928	9.70	23,774
Qualified XII (1.20)	2,141.176	9.69	20,748
Qualified XII (1.25)	5,905.791	9.67	57,109
Qualified XII (1.30)	630.952	9.66	6,095
Qualified XII (1.35)	11.088	9.65	107
Qualified XII (1.40)	2,253.734	9.64	21,726
Qualified XII (1.45)	938.629	9.63	9,039
Qualified XII (1.50)	195.525	9.61	1,879
Qualified XV	54.974	9.75	536
Qualified XVI	2,457.336	9.61	23,615
Qualified XVII	1,072.699	9.67	10,373
Qualified XVIII	655.636	9.67	6,340
Qualified XXI	2,203.170	9.78	21,547
Qualified XXIV	2,882.275	9.76	28,131
Qualified XXV	9,226.353	9.79	90,326
Qualified XXVI	1,090.266	9.76	10,641
Qualified XXXII	635.680	10.37	6,592
	1,095,867.946		$ 10,690,671
Pioneer Fund			
Contracts in accumulation period:			
Qualified VI	57,446.471	$ 9.21	$ 529,082
Qualified VIII	46.413	9.20	427
Qualified X (1.15)	997.941	9.23	9,211
Qualified X (1.25)	11,092.725	9.21	102,164
Qualified XII (0.55)	1,944.717	9.37	18,222
Qualified XII (0.60)	325.348	9.35	3,042
Qualified XII (0.65)	367.666	9.34	3,434
Qualified XII (0.70)	46.088	9.33	430

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer Fund (continued)			
Qualified XII (0.75)	2,903.112	$ 9.32	$ 27,057
Qualified XII (0.80)	16,137.272	9.31	150,238
Qualified XII (0.85)	18,504.839	9.30	172,095
Qualified XII (0.90)	8.827	9.29	82
Qualified XII (0.95)	13,906.580	9.27	128,914
Qualified XII (1.00)	26,252.916	9.26	243,102
Qualified XII (1.05)	1,408.000	9.25	13,024
Qualified XII (1.10)	688.636	9.24	6,363
Qualified XII (1.15)	738.678	9.23	6,818
Qualified XII (1.20)	467.679	9.22	4,312
Qualified XII (1.25)	7,853.854	9.21	72,334
Qualified XII (1.40)	657.252	9.17	6,027
Qualified XVI	164.699	9.15	1,507
Qualified XXI	820.516	9.31	7,639
Qualified XXIV	1,679.548	9.29	15,603
Qualified XXV	30.472	9.32	284
Qualified XXVI	53.283	9.29	495
	164,543.532		$ 1,521,906
Pioneer Mid Cap Value			
Contracts in accumulation period:			
NYSUT 457	21,362.407	$ 13.46	$ 287,538
Qualified VI	421,274.452	11.86	4,996,315
Qualified X (1.15)	5,575.189	11.89	66,289
Qualified X (1.25)	64,303.288	11.86	762,637
Qualified XII (0.15)	83.987	12.24	1,028
Qualified XII (0.55)	10,938.557	12.06	131,919
Qualified XII (0.60)	3,315.602	12.05	39,953
Qualified XII (0.65)	3,884.705	12.03	46,733
Qualified XII (0.70)	18,817.804	12.02	226,190
Qualified XII (0.75)	4,287.584	12.00	51,451
Qualified XII (0.80)	123,315.763	11.99	1,478,556
Qualified XII (0.85)	60,995.576	11.98	730,727
Qualified XII (0.90)	1,839.047	11.96	21,995
Qualified XII (0.95)	27,240.921	11.95	325,529
Qualified XII (1.00)	152,653.647	11.93	1,821,158
Qualified XII (1.05)	6,469.211	11.92	77,113
Qualified XII (1.10)	4,583.782	11.90	54,547
Qualified XII (1.15)	2,160.219	11.89	25,685
Qualified XII (1.20)	2,281.803	11.87	27,085
Qualified XII (1.25)	5,001.855	11.86	59,322

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer Mid Cap Value (continued)			
Qualified XII (1.30)	885.980	$ 11.84	$ 10,490
Qualified XII (1.35)	46.154	11.83	546
Qualified XII (1.40)	4,469.517	11.81	52,785
Qualified XII (1.50)	763.104	11.79	8,997
Qualified XV	1,241.506	11.95	14,836
Qualified XVI	7,036.981	11.79	82,966
Qualified XVII	4.722	11.86	56
Qualified XVIII	2,790.472	11.86	33,095
Qualified XXI	4,719.183	11.99	56,583
Qualified XXIV	7,483.291	11.97	89,575
Qualified XXV	7,685.167	12.00	92,222
Qualified XXVI	642.391	11.96	7,683
Qualified XXXII	5,151.996	10.27	52,911
	983,305.863		$ 11,734,515

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified III

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XI

Certain large group Contracts issued in connection with deferred compensation plans adopted by state and local governments since January 1996.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XIII

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on May 25, 1996 (previously valued under Qualified VI).

Qualified XIV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on November 1, 1996 (previously valued under Qualified III).

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXIV

Group Contract issued in connection with optional retirement plans having Contract modifications effective July 2000 to lower mortality and expense fee.

Qualified XXV

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVI

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contract issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contract issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXI

Group Contract issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

8.   **Financial Highlights**

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Capital Appreciation						
2003	2,409	$5.47 to $10.25	$ 20,562	- %	0.25% to 1.50%	27.54% to 29.11%
2002	2,288	$4.26 to $7.11	15,302	-	0.00% to 1.50%	-25.48% to -24.62%
2001	2,119	$5.69 to $9.39	19,027	7.37	0.00% to 1.75%	-24.43% to -23.55%
2000	1,839	$7.50 to $12.29	21,974	*	*	*
AIM V.I. Core Equity						
2003	5,544	$6.16 to $10.37	42,522	1.00	0.25% to 1.50%	22.56% to 24.08%
2002	5,575	$5.00 to $6.54	34,728	0.33	0.00% to 1.50%	-16.84% to -15.71%
2001	5,919	$5.99 to $7.76	44,279	0.05	0.00% to 1.75%	-23.99% to -23.10%
2000	5,023	$7.84 to $10.04	48,981	*	*	*
AIM V.I. Growth						
2003	3,143	$4.16 to $10.35	17,055	-	0.25% to 1.50%	29.19% to 30.88%
2002	2,722	$3.20 to $4.38	11,403	-	0.25% to 1.50%	-32.00% to -31.21%
2001	2,533	$4.69 to $6.34	15,568	0.21	0.00% to 1.75%	-34.87% to -34.11%
2000	2,061	$7.16 to $9.62	19,441	*	*	*
AIM V.I. Premier Equity						
2003	2,956	$6.15 to $10.33	21,041	0.31	0.25% to 1.50%	23.17% to 24.71%
2002	2,777	$4.97 to $5.99	15,977	0.34	0.25% to 1.50%	-31.30% to -30.50%
2001	2,682	$7.19 to $8.58	22,335	2.33	0.00% to 1.75%	-13.87% to -12.88%
2000	1,903	$8.32 to $9.94	18,487	*	*	*

157

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
American Century® Income & Growth						
2003	272	$8.99 to $27.72	$ 2,491	1.48 %	1.00% to 1.10%	27.92% to 28.06%
2002	159	$7.02 to $21.67	1,152	1.30	1.00% to 1.10%	-20.84% to -20.40%
2001	62	$8.82 to $27.26	629	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Baron Growth						
2003	-	$12.91	-	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
Calvert Social Balanced						
2003	3,259	$10.21 to $27.31	60,576	1.94	0.25% to 1.50%	17.49% to 18.96%
2002	3,111	$8.88 to $23.11	49,766	2.70	0.00% to 1.50%	-13.46% to -12.46%
2001	3,120	$10.23 to $26.58	58,340	5.40	0.00% to 1.75%	-8.34% to -7.27%
2000	3,005	$11.13 to $28.86	63,262	*	*	*
Evergreen Special Values						
2003	1,118	$15.33 to $15.50	17,138	-	0.95% to 1.00%	34.00% to 34.08%
2002	819	$11.44 to $11.56	9,367	-	0.95% to 1.00%	-7.97% to -7.92%
2001	316	$12.43 to $12.56	3,926	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Fidelity® VIP *Asset Manager*[SM]						
2003	1,246	$17.36 to $17.45	21,727	3.47	1.00% to 1.10%	16.67% to 16.80%
2002	1,221	$14.88 to $14.94	18,235	3.97	1.00% to 1.10%	-9.73% to -9.64%
2001	1,306	$16.48 to $16.54	21,589	5.70	1.05% to 1.25%	-5.29% to -5.10%
2000	1,362	$17.41 to $17.43	23,730	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Contrafund®						
2003	27,815	$10.35 to $24.91	$ 564,372	0.40 %	0.25% to 1.50%	26.56% to 28.10%
2002	23,810	$10.26 to $19.58	382,356	0.79	0.00% to 1.50%	-10.70% to -9.48%
2001	20,685	$11.40 to $21.82	375,287	3.44	0.00% to 1.75%	-13.56% to -12.55%
2000	19,961	$11.84 to $25.13	420,902	*	*	*
Fidelity® VIP Equity-Income						
2003	18,499	$10.50 to $24.58	327,820	1.56	0.25% to 1.50%	28.39% to 30.03%
2002	16,267	$8.79 to $19.07	226,895	1.66	0.00% to 1.50%	-18.19% to -17.24%
2001	13,666	$10.66 to $23.23	237,314	5.91	0.00% to 1.75%	-6.38% to -5.29%
2000	10,367	$11.30 to $24.73	195,903	*	*	*
Fidelity® VIP Growth						
2003	24,544	$9.27 to $23.64	380,196	0.24	0.25% to 1.50%	30.83% to 32.47%
2002	23,257	$8.30 to $18.00	277,744	0.25	0.00% to 1.50%	-31.15% to -30.35%
2001	22,173	$11.97 to $26.05	388,351	7.04	0.00% to 1.75%	-18.89% to -17.94%
2000	20,583	$14.65 to $32.00	448,872	*	*	*
Fidelity® VIP High Income						
2003	866	$8.28 to $8.33	7,292	5.36	1.00% to 1.50%	25.84% to 26.02%
2002	529	$6.58 to $6.61	3,569	8.54	1.00% to 1.50%	2.31% to 2.41%
2001	411	$6.43 to $6.45	2,694	12.33	0.75% to 1.50%	-12.83% to -12.67%
2000	332	$7.38 to $7.39	2,450	*	*	*
Fidelity® VIP Index 500						
2003	4,705	$21.37 to $21.49	101,046	1.34	1.00% to 1.10%	26.98% to 27.16%
2002	4,302	$16.83 to $16.90	72,668	1.32	1.00% to 1.10%	-23.10% to -23.32%
2001	4,378	$21.89 to $21.96	96,097	1.12	1.05% to 1.25%	-13.20% to -13.03%
2000	4,146	$25.21 to $25.25	104,650	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]		Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas							
2003	2,508	$7.40 to $13.88	$ 30,341	0.50	%	0.25% to 1.50%	41.20% to 43.00%
2002	1,719	$5.21 to $9.79	14,076	0.74		0.00% to 1.50%	-21.47% to -20.56%
2001	1,306	$6.61 to $12.42	14,766	13.21		0.00% to 1.75%	-22.35% to -21.44%
2000	1,232	$8.47 to $15.94	18,192	*		*	*
Franklin Small Cap Value Securities							
2003	1,312	$10.35 to $13.33	15,883	0.19		0.55% to 1.50%	30.14% to 31.36%
2002	860	$9.19 to $9.32	7,951	0.55		0.55% to 1.50%	-10.62% to -10.12%
2001	13	$10.28 to $10.30	130	**		0.00% to 1.75%	**
2000	**	**	**	**		**	**
ING GET Fund - Series D							
2003	14,948	$10.01 to $10.70	152,769	4.03		0.50% to 1.75%	-0.10% to 1.04%
2002	22,908	$10.04 to $10.59	234,066	4.30		0.25% to 1.75%	-1.09% to 0.06%
2001	28,027	$10.15 to $10.54	288,294	1.46		0.25% to 1.75%	0.22% to 1.38%
2000	32,394	$10.13 to $10.38	331,079	*		*	*
ING GET Fund - Series E							
2003	7,589	$10.02 to $10.84	79,656	4.14		0.70% to 1.75%	0.98% to 2.07%
2002	10,072	$10.23 to $10.62	104,443	4.02		0.25% to 1.75%	2.28% to 3.36%
2001	11,703	$10.01 to $10.28	118,197	0.79		0.25% to 1.75%	-0.96% to 0.10%
2000	12,965	$10.10 to $10.27	131,675	*		*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series G						
2003	2,302	$10.01 to $10.77	$ 23,831	4.15 %	0.80% to 1.75%	0.39% to 1.44%
2002	2,896	$10.16 to $10.48	29,756	3.84	0.25% to 1.75%	3.15% to 4.13%
2001	3,400	$9.85 to $10.11	33,746	0.39	0.25% to 1.75%	-0.35% to 0.08%
2000	3,829	$9.88 to $10.03	38,004	*	*	*
ING GET Fund - Series H						
2003	1,765	$10.03 to $10.91	18,535	4.10	0.50% to 1.75%	1.37% to 2.73%
2002	2,251	$10.23 to $10.62	23,282	3.60	0.25% to 1.75%	2.95% to 3.93%
2001	2,578	$9.93 to $10.17	25,808	0.47	0.25% to 1.75%	-1.09% to 0.08%
2000	2,894	$9.87 to $10.16	29,176	*	*	*
ING GET Fund - Series I						
2003	106	$10.02 to $10.29	1,092	3.42	1.75%	1.38%
2002	117	$10.15	1,190	3.54	1.75%	3.52%
2001	128	$9.80	1,252	0.24	1.75%	-0.60%
2000	138	$9.86	1,364	*	*	*
ING GET Fund - Series J						
2003	38	$10.02 to $10.18	386	3.59	1.75%	0.79%
2002	39	$10.10	394	3.47	1.75%	4.23%
2001	39	$9.69	381	0.16	1.75%	-0.46%
2000	47	$9.73	457	*	*	*
ING GET Fund - Series K						
2003	167	$10.01 to $10.38	1,736	3.07	1.25% to 1.75%	0.59% to 1.07%
2002	200	$10.17 to $10.27	2,048	2.74	1.25% to 1.75%	3.90% to 4.41%
2001	231	$9.79 to $9.84	2,275	–	1.30% to 1.75%	-2.52% to -2.09%
2000	285	$10.04 to $10.05	2,863	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series L						
2003	101	$10.34	$ 1,049	3.76 %	1.25%	2.17%
2002	117	$10.12	1,187	0.05	1.25%	1.41%
2001	131	$9.98	1,305	4.60	1.30%	-0.36%
2000	2	$10.02	16	*	*	*
ING GET Fund - Series Q						
2003	418	$10.50	4,385	-	1.25%	3.86%
2002	498	$10.11	5,031	2.28	1.25%	***
2001	364	$10.00	3,642	**	1.05%	**
2000	**	**	**	**	**	**
ING GET Fund - Series S						
2003	3,106	$10.09 to $10.69	32,661	0.10	0.50% to 1.75%	4.08% to 5.34%
2002	4,624	$10.04 to $10.11	46,558	***	0.25% to 1.75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Balanced						
2003	31,363	$10.22 to $31.70	659,370	1.96	0.25% to 1.50%	17.10% to 18.62%
2002	32,476	$10.03 to $26.92	597,925	1.06	0.00% to 1.50%	-11.64% to -10.62%
2001	36,765	$11.27 to $30.30	768,043	5.73	0.00% to 1.75%	-5.66% to -4.54%
2000	38,718	$11.85 to $31.93	875,436	*	*	*
ING VP Bond						
2003	20,885	$10.04 to $71.97	408,185	1.72	0.25% to 1.50%	4.71% to 6.06%
2002	24,208	$13.07 to $68.41	458,178	3.22	0.00% to 1.50%	6.72% to 7.96%
2001	23,313	$12.15 to $63.81	409,596	6.40	0.00% to 1.75%	7.12% to 8.37%
2000	17,978	$11.26 to $59.29	301,919	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Emerging Markets						
2003	973	$8.38 to $8.41	$ 8,172	- %	1.00%	45.74% to 45.75%
2002	871	$5.75 to $5.77	5,020	-	1.00%	-10.24% to -10.23%
2001	859	$6.41 to $6.43	5,519	20.84	1.00% to 1.25%	-11.54% to -11.37%
2000	878	$7.24 to $7.25	6,367	*	*	*
ING VP Money Market						
2003	17,666	$10.00 to $49.72	257,477	1.79	0.25% to 1.50%	-0.61% to .66%
2002	23,887	$11.78 to $49.45	368,846	3.78	0.00% to 1.50%	0.11% to 1.27%
2001	24,401	$11.68 to $48.83	374,569	5.45	0.00% to 1.75%	2.38% to 3.62%
2000	21,736	$11.32 to $47.51	322,714	*	*	*
ING VP Natural Resources						
2003	940	$10.76 to $17.40	13,971	-	0.25% to 1.50%	28.54% to 30.12%
2002	1,022	$8.30 to $13.46	11,897	0.18	0.00% to 1.50%	-3.56% to -2.54%
2001	1,061	$8.54 to $13.82	12,751	-	0.00% to 1.75%	-17.19% to -16.23%
2000	1,140	$10.24 to $16.64	16,696	*	*	*
ING MFS Total Return						
2003	701	$11.28 to $12.03	8,289	****	0.55% to 1.50%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING T. Rowe Price Equity Income						
2003	166	$12.20 to $13.01	2,143	****	0.55% to 1.50%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

163

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING DSI Enhanced Index						
2003	101	$7.76 to $10.13	$ 800	0.65 %	0.60% to 1.50%	25.57% to 26.56%
2002	19	$6.18 to $8.04	126	***	0.60% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Alger Aggressive Growth-Initial Class						
2003	1	$14.26	16	-	0.00%	-
2002	-	$9.58	-	***	0.00%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Alger Aggressive Growth-Service Class						
2003	1,287	$7.13 to $10.49	9,420	-	0.45% to 1.50%	42.51% to 43.68%
2002	166	$5.00 to $7.32	902	***	0.60% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Alger Growth						
2003	253	$8.57 to $10.38	2,194	-	0.40% to 1.50%	32.25% to 33.38%
2002	39	$6.48 to $6.85	255	***	0.75% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING American Century Small Cap Value						
2003	582	$10.77 to $10.94	6,307	0.17	0.55% to 1.50%	33.46% to 34.73%
2002	227	$8.07 to $8.12	1,834	***	0.55% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

164

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Baron Small Cap Growth						
2003	1,313	$10.23 to $13.03	$ 15,257	- %	0.40% to 1.50%	31.49% to 32.65%
2002	372	$8.67 to $8.73	3,239	***	0.55% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Goldman Sachs® Capital Growth						
2003	83	$9.27 to $10.37	827	-	0.60% to 1.50%	21.72% to 22.96%
2002	43	$7.59 to $8.32	347	***	0.60% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING JPMorgan Fleming International						
2003	8,116	$9.30 to $19.47	126,504	0.98	0.25% to 1.50%	27.52% to 29.04%
2002	8,676	$7.24 to $15.19	107,839	0.62	0.00% to 1.50%	-19.30% to -18.37%
2001	9,398	$8.90 to $18.73	145,566	23.69	0.00% to 1.75%	-28.02% to -27.18%
2000	10,064	$12.27 to $25.91	219,543	*	*	*
ING JPMorgan Mid Cap Value						
2003	339	$10.24 to $11.93	3,999	0.44	0.45% to 1.50%	28.20% to 29.21%
2002	113	$9.15 to $9.21	1,038	***	0.60% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING MFS Capital Opportunities						
2003	8,274	$8.73 to $26.23	151,497	0.19	0.25% to 1.50%	26.12% to 27.71%
2002	8,811	$7.36 to $20.69	129,150	-	0.00% to 1.50%	-31.20% to -30.41%
2001	9,985	$10.67 to $29.93	216,006	18.63	0.00% to 1.75%	-25.88% to -25.02%
2000	9,596	$14.36 to $40.20	291,499	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Global Growth						
2003	119	$10.78 to $10.94	$ 1,294	- %	0.65% to 1.50%	29.96% to 30.90%
2002	24	$8.30 to $8.35	202	***	0.70% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING MFS Research Equity						
2003	10,747	$8.55 to $14.33	128,075	0.58	0.25% to 1.50%	23.02% to 24.66%
2002	11,666	$6.95 to $11.58	114,492	0.20	0.00% to 1.50%	-26.01% to -25.15%
2001	12,954	$9.39 to $15.50	172,262	20.46	0.00% to 1.75%	-22.07% to -21.20%
2000	13,514	$12.05 to $19.72	234,529	*	*	*
ING OpCap Balanced Value						
2003	752	$10.29 to $12.58	9,183	1.63	0.55% to 1.50%	28.44% to 29.44%
2002	59	$8.00 to $9.69	515	***	0.70% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING PIMCO Total Return						
2003	2,845	$10.02 to $11.20	31,227	3.56	0.40% to 1.50%	2.52% to 3.44%
2002	1,518	$10.70 to $10.77	16,279	***	0.55% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Salomon Brothers Aggressive Growth						
2003	22,307	$7.60 to $13.51	239,784	–	0.25% to 1.50%	36.05% to 37.92%
2002	21,979	$5.54 to $9.90	175,927	–	0.00% to 1.50%	-36.27% to -35.53%
2001	24,305	$8.63 to $15.50	305,237	6.20	0.00% to 1.75%	-26.33% to -25.47%
2000	24,658	$11.63 to $20.98	425,188	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Fundamental Value						
2003	578	$10.39 to $16.78	$ 9,414	1.39 %	0.55% to 1.50%	38.62% to 39.78%
2002	23	$7.48 to $11.99	244	***	0.60% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Salomon Brothers Investors Value						
2003	321	$9.88 to $12.92	4,019	0.69	0.55% to 1.50%	29.49% to 30.54%
2002	67	$7.62 to $9.89	635	***	0.60% to 1.40%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING T. Rowe Price Growth Equity						
2003	13,740	$10.37 to $21.86	246,603	0.15	0.00% to 1.50%	28.96% to 30.55%
2002	12,185	$9.02 to $16.86	169,889	0.19	0.00% to 1.50%	-24.44% to -23.64%
2001	12,122	$11.85 to $22.20	223,753	15.67	0.00% to 1.75%	-11.56% to -10.53%
2000	11,636	$13.30 to $24.99	244,865	*	*	*
ING UBS Tactical Asset Allocation						
2003	50	$9.55 to $30.04	911	0.14	0.55% to 1.50%	25.13% to 26.26%
2002	42	$7.61 to $23.76	474	***	0.60% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Van Kampen Comstock						
2003	2,951	$10.46 to $12.47	32,018	0.89	0.40% to 1.50%	27.74% to 28.90%
2002	983	$8.29 to $8.35	8,175	***	0.55% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

167

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Balanced						
2003	4,016	$10.24 to $16.55	$ 58,446	1.48 %	0.25% to 1.50%	17.67% to 19.12%
2002	3,907	$8.84 to $13.98	47,846	2.59	0.00% to 1.50%	-10.89% to -9.85%
2001	4,144	$9.85 to $15.59	57,038	2.54	0.00% to 1.75%	-8.39% to -7.32%
2000	4,127	$10.67 to $16.92	62,530	*	*	*
ING VP Strategic Allocation Growth						
2003	4,838	$9.86 to $16.92	69,833	0.88	0.25% to 1.50%	22.46% to 23.96%
2002	4,739	$7.99 to $13.73	56,046	1.75	0.00% to 1.50%	-15.04% to -14.06%
2001	4,817	$9.34 to $16.07	67,010	1.60	0.00% to 1.75%	-12.87% to -11.85%
2000	4,801	$10.63 to $18.33	77,057	*	*	*
ING VP Strategic Allocation Income						
2003	2,238	$10.18 to $16.50	33,837	2.30	0.25% to 1.50%	11.92% to 13.28%
2002	2,347	$10.23 to $14.66	31,610	3.44	0.00% to 1.50%	-5.77% to -4.68%
2001	2,600	$10.77 to $15.41	37,096	4.35	0.00% to 1.75%	-3.84% to -2.71%
2000	2,622	$11.12 to $15.89	39,124	*	*	*
ING VP Growth and Income						
2003	121,775	$7.87 to $249.58	2,310,967	-	0.25% to 1.50%	24.14% to 25.78%
2002	139,292	$6.29 to $199.83	2,141,418	0.84	0.00% to 1.50%	-26.11% to -25.25%
2001	162,099	$8.45 to $268.94	3,399,498	0.60	0.00% to 1.75%	-19.62% to -18.68%
2000	178,363	$10.44 to $332.72	4,739,548	*	*	*
ING GET Fund US Core - Series 1						
2003	231	$10.28	2,378	****	1.25%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

168

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund US Core - Series 2						
2003	2,055	$10.03 to $10.05	$ 20,639	**** %	1.05% to 1.65%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING GET Fund US Core - Series 3						
2003	21	$9.99 to $10.00	207	****	0.80% to 1.25%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING VP Technology						
2003	12,668	$3.64 to $10.26	47,295	-	0.25% to 1.50%	43.36% to 45.25%
2002	8,904	$2.53 to $2.64	23,001	-	0.00% to 1.50%	-42.16% to -41.49%
2001	7,145	$4.35 to $4.50	31,754	-	0.00% to 1.75%	-24.13% to -23.22%
2000	4,262	$5.71 to $5.87	24,855	*	*	*
ING VP Growth						
2003	7,779	$5.06 to $14.18	95,972	-	0.25% to 1.50%	28.43% to 30.14%
2002	7,963	$3.92 to $10.79	76,539	-	0.00% to 1.50%	-30.00% to -29.19%
2001	8,753	$5.57 to $15.43	120,765	11.29	0.00% to 1.75%	-28.16% to -27.32%
2000	8,901	$7.72 to $21.24	171,159	*	*	*
ING VP Index Plus LargeCap						
2003	31,590	$9.74 to $17.85	503,421	1.04	0.25% to 1.50%	24.22% to 25.85%
2002	29,577	$8.36 to $14.03	378,460	0.24	0.00% to 1.50%	-22.70% to -21.80%
2001	27,743	$10.73 to $18.18	459,606	4.07	0.00% to 1.75%	-14.92% to -13.92%
2000	25,137	$12.52 to $21.13	488,938	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap						
2003	14,056	$10.18 to $17.68	$ 233,761	0.39 %	0.25% to 1.50%	30.49% to 32.14%
2002	11,364	$12.33 to $13.38	144,261	0.45	0.00% to 1.50%	-13.40% to -12.40%
2001	6,071	$14.24 to $15.20	88,491	5.86	0.00% to 1.75%	-2.80% to-1.67%
2000	3,705	$14.65 to $15.46	55,395	*	*	*
ING VP Index Plus SmallCap						
2003	7,540	$10.20 to $13.42	93,931	0.17	0.25% to 1.50%	34.15% to 35.83%
2002	5,909	$8.96 to $9.88	54,579	0.17	0.00% to 1.50%	-14.50% to -13.51%
2001	2,687	$10.48 to $11.37	28,860	4.91	0.00% to 1.75%	0.87% to 2.05%
2000	1,211	$9.94 to $11.14	12,843	*	*	*
ING VP International Equity						
2003	1,451	$5.79 to $10.52	11,933	1.01	0.25% to 1.50%	30.10% to 31.82%
2002	1,316	$4.43 to $6.40	8,248	0.22	0.00% to 1.50%	-27.77% to -26.93%
2001	1,269	$6.10 to $8.79	10,978	0.11	0.00% to 1.75%	-25.02% to -24.14%
2000	1,117	$8.09 to $11.62	12,949	*	*	*
ING VP Small Company						
2003	9,733	$9.73 to $20.60	167,432	0.25	0.25% to 1.50%	35.44% to 37.18%
2002	9,115	$7.15 to $14.86	115,085	0.48	0.00% to 1.50%	-24.37% to -23.50%
2001	7,976	$9.41 to $19.68	134,200	3.51	0.00% to 1.75%	2.44% to 3.64%
2000	6,314	$9.15 to $19.00	104,712	*	*	*
ING VP Value Opportunity						
2003	8,963	$8.85 to $17.11	133,176	0.77	0.25% to 1.50%	22.79% to 24.30%
2002	9,633	$9.09 to $13.82	115,345	0.46	0.00% to 1.50%	-27.07% to -26.22%
2001	7,322	$12.37 to $18.98	118,660	4.66	0.00% to 1.75%	-10.97% to -9.93%
2000	3,530	$13.79 to $20.91	63,066	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth Opportunities						
2003	164	$7.86 to $8.04	$ 1,297	- %	0.55% to 1.50%	31.33% to 32.24%
2002	26	$6.00 to $6.08	158	-	0.55% to 1.40%	-32.22%
2001	1	$8.92	10	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
ING VP International Value						
2003	3,157	$10.17 to $11.47	32,591	1.19	0.40% to 1.50%	27.92% to 29.37%
2002	1,603	$7.95 to $8.07	12,825	0.86	0.45% to 1.50%	-16.56% to -16.17%
2001	160	$9.54 to $9.56	1,529	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
ING VP MagnaCap						
2003	177	$8.80 to $8.93	1,571	1.04	0.60% to 1.50%	29.18% to 30.17%
2002	80	$6.82 to $6.86	544	***	0.60% to 1.40%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP MidCap Opportunities						
2003	447	$9.28 to $9.50	4,191	-	0.55% to 1.50%	34.69% to 35.91%
2002	66	$6.89 to $6.99	457	-	0.55% to 1.50%	-26.79% to -26.57%
2001	3	$9.45 to $9.46	30	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
ING VP SmallCap Opportunities						
2003	1,170	$6.78 to $6.96	8,045	-	0.40% to 1.50%	36.69% to 38.10%
2002	446	$4.96 to $5.04	2,239	-	0.45% to 1.50%	-44.29% to -44.13%
2001	7	$8.95 to $8.96	59	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**

171

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Balanced						
2003	19,201	$9.36 to $24.66	$ 385,094	2.22 %	0.25% to 1.50%	12.34% to 13.76%
2002	19,717	$8.29 to $21.87	353,540	2.57	0.00% to 1.50%	-7.84% to -6.77%
2001	17,000	$8.95 to $23.65	338,450	2.71	0.00% to 1.75%	-6.13% to -5.04%
2000	13,548	$9.49 to $25.11	296,054	*	*	*
Janus Aspen Capital Appreciation						
2003	423	$7.32 to $9.88	3,177	0.27	1.00% to 1.25%	18.75% to 19.02%
2002	326	$6.15 to $8.32	2,019	0.33	1.00% to 1.25%	-16.77%
2001	72	$7.39	530	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Janus Aspen Flexible Income						
2003	5,268	$10.03 to $20.59	89,994	4.83	0.25% to 1.50%	4.82% to 6.09%
2002	5,626	$12.74 to $19.53	92,271	4.52	0.00% to 1.50%	8.83% to 10.09%
2001	3,776	$11.67 to $17.78	56,744	6.11	0.00% to 1.75%	6.13% to 7.36%
2000	2,595	$10.97 to $16.61	36,898	*	*	*
Janus Aspen Growth						
2003	15,153	$9.27 to $19.13	239,988	0.09	0.25% to 1.50%	29.72% to 31.47%
2002	16,346	$7.70 to $14.67	199,166	-	0.00% to 1.50%	-27.61% to -26.77%
2001	18,060	$10.56 to $20.16	305,619	0.25	0.00% to 1.75%	-25.86% to -25.00%
2000	17,916	$14.14 to $27.07	412,686	*	*	*
Janus Aspen Mid Cap Growth						
2003	30,177	$9.11 to $20.68	459,241	-	0.25% to 1.50%	33.11% to 34.86%
2002	31,862	$7.88 to $15.46	369,184	-	0.00% to 1.50%	-29.01% to -28.04%
2001	34,630	$11.02 to $21.67	569,410	-	0.00% to 1.75%	-40.36% to -39.66%
2000	33,795	$18.33 to $36.17	950,193	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Worldwide Growth						
2003	31,018	$9.09 to $22.51	$ 536,188	1.06 %	0.25% to 1.50%	22.11% to 23.74%
2002	36,207	$7.94 to $18.36	513,443	0.87	0.00% to 1.50%	-26.61% to -25.61%
2001	40,344	$10.75 to $24.94	783,656	0.45	0.00% to 1.75%	-23.60% to -22.71%
2000	42,211	$13.96 to $32.52	1,083,720	*	*	*
Janus Twenty						
2003	117	$4.79 to $4.81	563	0.63	0.95% to 1.10%	23.97% to 24.09%
2002	99	$3.86 to $3.88	383	0.63	0.95% to 1.10%	-24.85% to -24.74%
2001	97	$5.14 to $5.15	497	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Lord Abbet Growth and Income						
2003	4,951	$10.10 to $10.44	50,532	0.93	0.45% to 1.50%	28.99% to 30.39%
2002	1,545	$7.83 to $7.93	12,172	1.05	0.55% to 1.50%	-19.17% to -18.81%
2001	126	$9.70 to $9.72	1,226	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Lord Abbett Mid-Cap Value - Class VC						
2003	2,735	$10.19 to $12.77	28,509	0.67	0.45% to 1.50%	22.92% to 24.05%
2002	1,213	$8.29 to $8.41	10,124	1.08	0.55% to 1.50%	-10.91% to -10.64%
2001	28	$9.34 to $9.35	265	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
MFS® Total Return						
2003	4,414	$13.12 to $13.19	58,033	1.66	1.00% to 1.10%	14.99% to 15.20%
2002	3,443	$11.41 to $11.45	39,338	1.50	1.00% to 1.10%	-6.21% to -6.11%
2001	1,743	$12.16 to $12.20	21,228	3.77	1.05% to 1.25%	-1.00% to -0.81%
2000	395	$12.28 to $12.30	4,860	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Developing Markets						
2003	429	$14.57	$ 6,248	4.56 %	1.00%	63.52%
2002	145	$8.91	1,294	2.50	1.00%	-2.58%
2001	24	$9.15 to $13.82	223	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Oppenheimer Aggressive Growth						
2003	-	–	4	-	1.25%	–
2002	-	–	3	***	1.25%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Oppenheimer Global Securities						
2003	16,092	$10.51 to $16.20	251,043	0.55	0.25% to 1.50%	40.97% to 43.00%
2002	10,640	$10.74 to $11.36	117,400	0.51	0.00% to 1.50%	-23.30% to -22.41%
2001	6,078	$14.01 to $14.59	86,986	10.25	0.00% to 1.75%	-13.36% to -12.34%
2000	3,052	$16.17 to $16.76	50,259	*	*	*
Oppenheimer Main Street®						
2003	-	–	32	-	1.25% to 1.50%	–
2002	-	–	28	***	1.25% to 1.50%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Oppenheimer Strategic Bond						
2003	2,470	$10.13 to $13.81	32,607	5.57	0.25% to 1.50%	16.27% to 17.73%
2002	1,474	$11.06 to $11.73	16,662	6.58	0.00% to 1.50%	5.84% to 7.07%
2001	924	$10.45 to $10.91	9,817	6.28	0.00% to 1.75%	3.28% to 4.48%
2000	586	$10.12 to $10.79	6,010	*	*	*

174

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pax World Balanced						
2003	378	$9.43 to $9.56	$ 3,605	1.04 %	0.85% to 1.25%	15.85% to 16.30%
2002	195	$8.14 to $8.22	1,605	1.68	0.85% to 1.25%	-9.77%
2001	254	$9.10	2,309	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Pioneer Equity Income						
2003	1,096	$9.61 to $12.14	10,691	2.39	0.45% to 1.50%	20.73% to 21.93%
2002	472	$7.96 to $8.07	3,782	2.54	0.55% to 1.50%	-16.99% to -16.62%
2001	9	$9.60 to $9.62	88	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Pioneer Fund						
2003	165	$9.15 to $9.37	1,522	1.13	0.55% to 1.50%	21.84% to 23.13%
2002	57	$7.51 to $7.61	432	1.24	0.55% to 1.50%	-20.16% to -19.80%
2001	1	$9.41 to $9.43	9	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**
Pioneer Mid Cap Value						
2003	983	$10.27 to $13.46	11,735	0.16	0.55% to 1.50%	35.44% to 36.73%
2002	245	$8.70 to $8.82	2,143	0.33	0.55% to 1.50%	-12.53% to -12.05%
2001	8	$9.95 to $9.97	81	**	0.00% to 1.75%	**
2000	**	**	**	**	**	**

175

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Templeton Foreign						
2003	-	-	$ -	**** %	0.00% to 0.90%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

*   Not provided for 2000

**   As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

***   As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

****   As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
    The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus
    the annual administrative charge, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however,
    such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in Note 7.   Certain items in this table are presented as a range of
    minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Auditors

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company as of December 31, 2003 and 2002, and the related consolidated income statements, consolidated statements of changes in shareholder's equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed its accounting principle for goodwill and other intangible assets effective January 1, 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2004

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Income Statements
(Millions)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Revenues:			
Premiums	$ 95.8	$ 98.7	$ 114.2
Fee income	384.3	418.2	553.4
Net investment income	919.1	959.5	888.4
Net realized capital gains (losses)	64.5	(101.0)	(21.0)
Total revenue	1,463.7	1,375.4	1,535.0
Benefits, losses and expenses:			
Benefits:			
Interest credited and other benefits			
to policyholders	757.6	746.4	729.6
Underwriting, acquisition, and insurance expenses:			
General expenses	421.2	392.5	559.9
Commissions	122.4	124.0	101.2
Policy acquisition costs deferred	(159.7)	(155.1)	(216.9)
Amortization:			
Deferred policy acquisition costs and value			
of business acquired	106.5	181.5	112.0
Goodwill	-	-	61.9
Total benefits, losses and expenses	1,248.0	1,289.3	1,347.7
Income before income taxes and cumulative effect of			
change in accounting principle	215.7	86.1	187.3
Income tax expense	61.1	18.6	87.4
Income before cumulative effect of change			
in accounting principle	154.6	67.5	99.9
Cumulative effect of change in accounting principle	-	(2,412.1)	-
Net income (loss)	$ 154.6	$ (2,344.6)	$ 99.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
(Millions, except share data)

	As of December 31,	
	2003	2002
Assets:		
Investments:		
Fixed maturities, available for sale, at fair value		
(amortized cost of $16,961.7 at 2003 and $15,041.2 at 2002)	$ 17,574.3	$ 15,767.0
Equity securities at fair value:		
Nonredeemable preferred stock (cost of $34.1 at 2003 and $34.2 at 2002)	34.1	34.2
Investment in affiliated mutual funds (cost of $112.3 at 2003 and $203.9 at 2002)	121.7	201.0
Common stock (cost of $0.1 at 2003 and $0.2 at 2002)	0.1	0.2
Mortgage loans on real estate	754.5	576.6
Policy loans	270.3	296.3
Short-term investments	1.0	6.2
Other investments	52.6	52.2
Securities pledged to creditors (amortized cost of $117.7 at		
2003 and $154.9 at 2002)	120.2	155.0
Total investments	18,928.8	17,088.7
Cash and cash equivalents	57.8	65.4
Short term investments under securities loan agreement	123.9	164.3
Accrued investment income	169.6	170.9
Reinsurance recoverable	2,953.2	2,986.5
Deferred policy acquisition costs	307.9	229.8
Value of business acquired	1,415.4	1,438.4
Property, plant and equipment (net of accumulated depreciation		
of $79.8 at 2003 and $56.0 at 2002)	31.7	49.8
Other assets	129.6	145.8
Assets held in separate accounts	33,014.7	28,071.1
Total assets	$ 57,132.6	$ 50,410.7
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 3,379.9	$ 3,305.2
Unpaid claims and claim expenses	25.4	30.0
Other policyholders' funds	15,871.3	14,756.0
Total policy liabilities and accruals	19,276.6	18,091.2
Payable under securities loan agreement	123.9	164.3
Current income taxes	85.6	84.5
Deferred income taxes	184.7	163.1
Other liabilities	1,801.2	1,573.7
Liabilities related to separate accounts	33,014.7	28,071.1
Total liabilities	54,486.7	48,147.9
Shareholder's equity:		
Common stock (100,000 shares authorized; 55,000		
shares issued and outstanding, $50.00 per share per value)	2.8	2.8
Additional paid-in capital	4,646.5	4,416.5
Accumulated other comprehensive income	106.8	108.3
Retained deficit	(2,110.2)	(2,264.8)
Total shareholder's equity	2,645.9	2,262.8
Total liabilities and shareholder's equity	$ 57,132.6	$ 50,410.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
(Millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2000	$ 2.8	$ 4,303.8	$ 25.4	$ 12.6	$ 4,344.6
Comprehensive income:					
Net income	-	-	-	99.9	99.9
Other comprehensive income net of tax:					
Unrealized gain on securities ($32.5 pretax)	-	-	21.2	-	21.2
Comprehensive income					121.1
Return of capital	-	(11.3)	-	-	(11.3)
Other changes	-	(0.1)	-	-	(0.1)
Balance at December 31, 2001	2.8	4,292.4	46.6	112.5	4,454.3
Comprehensive loss:					
Net loss	-	-	-	(2,344.6)	(2,344.6)
Other comprehensive loss net of tax:					
Unrealized gain on securities ($94.9 pretax)	-	-	61.7	-	61.7
Comprehensive loss					(2,282.9)
Distribution of IA Holdco	-	(27.4)	-	(32.7)	(60.1)
Capital contributions	-	164.3	-	-	164.3
SERP - transfer	-	(15.1)	-	-	(15.1)
Other changes	-	2.3	-	-	2.3
Balance at December 31, 2002	2.8	4,416.5	108.3	(2,264.8)	2,262.8
Comprehensive income:					
Net income	-	-	-	154.6	154.6
Other comprehensive income net of tax:					
Unrealized loss on securities (($2.4) pretax)	-	-	(1.5)	-	(1.5)
Comprehensive income					153.1
Capital contributions	-	230.0	-	-	230.0
Balance at December 31, 2003	$ 2.8	$ 4,646.5	$ 106.8	$ (2,110.2)	$ 2,645.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
(Millions)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Cash Flows from Operating Activities:			
Net income (loss)	$ 154.6	$ (2,344.6)	$ 99.9
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Net amortization (accretion) of (discounts) premiums on investments	198.9	115.5	(1.2)
Net realized capital (gains) losses	(64.5)	101.0	21.0
Amortization of deferred policy acquisition costs	15.5	12.2	112.0
Amortization of value of business acquired	91.0	146.3	-
Depreciation of property, plant and equipment	23.3	20.9	8.4
(Increase) decrease in accrued investment income	1.3	(10.0)	(13.7)
(Increase) decrease in receivables	33.3	172.7	(95.6)
(Increase) decrease in value of business acquired	-	(6.9)	13.9
Amortization of goodwill	-	-	61.9
Impairment of goodwill	-	2,412.1	-
Policy acquisition costs deferred	(159.7)	(120.7)	(233.3)
Interest credited and other changes in insurance reserve liabilities	705.9	953.7	(118.7)
Change in current income taxes payable and other changes in assets and liabilities	233.1	51.9	(76.4)
Provision for deferred income taxes	22.1	23.6	89.5
Net cash provided by (used for) operating activities	1,254.8	1,527.7	(132.3)
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or repayment of:			
Fixed maturities available for sale	29,977.9	26,315.3	15,338.5
Equity securities	130.2	57.2	4.4
Mortgages	16.3	2.0	5.2
Short-term investments	5.2	11,796.7	7,087.3
Acquisition of investments:			
Fixed maturities available for sale	(31,951.6)	(28,105.5)	(16,489.8)
Equity securities	(34.8)	(81.8)	(50.0)
Short-term investments	-	(11,771.3)	(6,991.1)
Mortgages	(194.2)	(343.7)	(242.0)
Increase in policy loans	26.0	32.7	10.3
Purchase of property and equipment	(5.2)	(5.8)	7.4
Change in other investments	(13.3)	(47.8)	(4.7)
Net cash used for investing activities	(2,043.5)	(2,152.0)	(1,324.5)
Cash Flows from Financing Activities:			
Deposits and interest credited for investment contracts	2,040.5	1,332.5	1,941.5
Maturities and withdrawals from insurance contracts	(1,745.5)	(741.4)	(1,082.7)
Transfers to/from separate accounts	256.1	16.6	(105.0)
Capital contributions	230.0	-	-
Return of capital	-	-	(11.3)
Net cash provided by financing activities	781.1	607.7	742.5
Net decrease in cash and cash equivalents	(7.6)	(16.6)	(714.3)
Cash and cash equivalents, beginning of period	65.4	82.0	796.3
Cash and cash equivalents, end of period	$ 57.8	$ 65.4	$ 82.0
Supplemental cash flow information:			
Income taxes (received) paid, net	$ 29.8	$ 6.7	$ (12.3)

The accompanying notes are an integral part of these consolidated financial statements.

1.   **Significant Accounting Policies**

Principles of Consolidation

ING Life Insurance and Annuity Company ("ILIAC"), and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC ("IFA") and, through February 28, 2002, ING Investment Adviser Holding, Inc. ("IA Holdco"). Until March 30, 2003, ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). Until March 30, 2003, IRSI was a wholly-owned subsidiary of Lion Connecticut Holding, Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"), a financial services company based in The Netherlands. On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion, HOLDCO merged into Lion and IA Holdco merged into Lion. As a result, ILIAC is now a direct wholly-owned subsidiary of Lion.

HOLDCO contributed IFA to the Company on June 30, 2000 and contributed IA Holdco to the Company on July 1, 1999. On February 28, 2002, ILIAC distributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 million dividend distribution. The primary operating subsidiary of IA Holdco is Aeltus Investment Management, Inc. ("Aeltus"). Accordingly, fees earned by Aeltus were not included in Company results subsequent to the dividend date. As a result of this transaction, the Investment Management Services is no longer reflected as an operating segment of the Company.

On December 13, 2000, ING America Insurance Holdings, Inc. ("ING AIH"), an indirect wholly-owned subsidiary of ING, acquired Aetna Inc., comprised of the Aetna Financial Services business, of which the Company is a part, and Aetna International businesses, for approximately $7,700.0 million. The purchase price was comprised of approximately $5,000.0 million in cash and the assumption of $2,700.0 million of outstanding debt and other net liabilities. In connection with the acquisition, Aetna Inc. was renamed Lion.

In the fourth quarter of 2001, ING announced its decision to pursue a move to a fully integrated U.S. structure that would separate manufacturing from distribution in its retail and worksite operations to support a more customer-focused business strategy. As a result of the integration, the Company's Worksite Products and Individual Products operating segments were realigned into one reporting segment, U.S. Financial Services ("USFS").

USFS offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403 and 457, as well as nonqualified deferred compensation plans.

Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, USFS offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. USFS also offers investment advisory services and pension plan administrative services.

Investment Management Services, through February 28, 2002, provided: investment advisory services to affiliated and unaffiliated institutional and retail clients on a fee-for-service basis; underwriting services to the ING Series Fund, Inc. (formerly known as the Aetna Series Fund, Inc.), and the ING Variable Portfolios, Inc. (formerly known as the Aetna Variable Portfolios, Inc.); distribution services for other company products; and trustee, administrative, and other fiduciary services to retirement plans requiring or otherwise utilizing a trustee or custodian.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, educations (collectively "not-for-profit" organizations) and corporate markets. The Company's products generally are sold through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents and financial planners.

Recently Adopted Accounting Standards

Accounting for Goodwill and Intangible Assets

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS No. 142"). The adoption of this standard resulted in an impairment loss of $2,412.1 million. The Company, in accordance with FAS No. 142, recorded the impairment loss retroactive to the first quarter of 2002; prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Application of the nonamortization provision (net of tax) of the standard resulted in an increase in net income of $61.9 million for the twelve months ended December 31, 2001. Had the Company been accounting for goodwill under FAS No. 142 for all periods presented, the Company's net income would have been as follows:

	Year ended December 31, 2001
(Millions)	
Reported net income after tax	$ 99.9
Add back goodwill amortization, net of tax	61.9
Adjusted net income after tax	$ 161.8

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted by FAS No. 137, *Accounting for Derivative Instruments and Hedging Activities* – Deferral of the Effective Date of FASB Statement 133, FAS No.138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* – an Amendment of FAS No. 133, and certain FAS No. 133 implementation issues. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001.

Adoption of FAS No.133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative holdings and embedded derivative holdings.

The Company utilizes, interest rate swaps, caps and floors, foreign exchange swaps and warrants in order to manage interest rate and price risk (collectively, market risk). These financial exposures are monitored and managed by the Company as an integral part of the overall risk management program. Derivatives are recognized on the balance sheet at their fair value. The Company chose not to designate its derivative instruments as part of hedge transactions. Therefore, changes in the fair value of the Company's derivative instruments are recorded immediately in the consolidated statements of income as part of realized capital gains and losses.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Warrants are carried at fair value and are recorded as either derivative instruments or FAS No. 115 available for sale securities. Warrants that are considered derivatives are carried at fair value if they are readily convertible to cash. The values of these warrants can fluctuate given that the companies that underlie the warrants are non-public companies. At December 31, 2003 and 2002, the estimated value of these warrants, including the value of their effectiveness, in managing market risk, was immaterial. These warrants will be revalued each quarter and the change in the value of the warrants will be included in the consolidated statements of income.

The Company, at times, may own warrants on common stock which are not readily convertible to cash as they contain certain conditions which preclude their convertibility and therefore, will not be included in assets or liabilities as derivatives. If conditions are satisfied and the underlying stocks become marketable, the warrants would be reclassified as derivatives and recorded at fair value as an adjustment through current period results of operations.

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument.

The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* recently issued Statement Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments* ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is

determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company was October 1, 2003. The Company completed its evaluation of DIG B36 and determined that the Company had modified coinsurance treaties that require implementation of the guidance. The applicable contracts, however, were determined to generate embedded derivatives with a fair value of zero. Therefore, the guidance, while implemented, did not impact the Company's financial position, results of operations or cash flows.

Guarantees

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees. FIN 45 requires entities to disclose additional information of certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2003. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2003. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No.51* ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited- liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is required to consolidate and additions for those VIEs it is not required to consolidate but in which it has a significant variable interest.

At December 31, 2003, the Company held the following investments that, for purposes of FIN 46, were evaluated and determined to not require consolidation in the Company's financial statements:

Asset Type	Purpose	Book Value (1)	Market Value
Private Corporate Securities - synthetic leases; project financings; credit tenant leases	Investment Holdings	$ 1,600.1	$ 1,697.6
Foreign Securities - US VIE subsidiaries of foreign companies	Investment Holdings	583.1	615.2
Commercial Mortgage Obligations (CMO)	Investment Holdings	6,038.8	6,109.4
Collateralized Debt Obligations (CDO)	Investment Holdings and/or Collateral Manager	20.9	12.3
Asset-Backed Securities (ABS)	Investment Holdings	949.6	975.8
Commercial Mortgage Backed Securities (CMBS)	Investment Holdings	1,278.5	1,380.2

[1] Represents maximum exposure to loss except for those structures for which the Company also receives asset management fees.

New Accounting Pronouncements

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*, which the Company intends to adopt on January 1, 2004. The impact on the financial statements is not known at this time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Management considers the length of time and the extent to which the fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of Emerging Issues Task Force ("EITF") Issue No. 99-20 *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Under Issue No. EITF 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees. Realized gains and losses on the sale of, as well as unrealized capital gains and losses on, investments supporting these products are included in other policyholders' funds on the Consolidated Balance Sheets. Realized capital gains and losses on all other investments are reflected in the Company's results of operations. Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

In September 2000, the FASB issued FAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. In accordance with this new standard, general account securities on loan are reflected on the Consolidated Balance Sheet as "Securities pledged to creditors". Total securities pledged to creditors at December 31, 2003 and 2002 consisted entirely of fixed maturities.

The investment in affiliated mutual funds represents an investment in mutual funds managed by the Company and its affiliates, and is carried at fair value.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances, net of impairment reserves.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

Reverse dollar repurchase agreement and reverse repurchase agreement transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities. These transactions are reported in "Other Liabilities."

The Company's use of derivatives is limited to economic hedging purposes. The Company enters into interest rate and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in the fair value of these options are recorded in net realized capital gains or losses.

Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("FAS No. 60") and FAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments* ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense fees, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

DAC and VOBA are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related expenses.

Activity for the year-ended December 31, 2003, 2002 and 2001 within VOBA was as follows:

(Millions)		
Balance at December 31, 2000	$	1,780.9
Adjustment of allocation purchase price		(165.3)
Additions		90.0
Interest accrued at 7%		110.0
Amortization		(213.8)
Balance at December 31, 2001		1,601.8
Adjustment for unrealized loss		(21.9)
Additions		25.0
Interest accrued at 7%		86.8
Amortization		(253.3)
Balance at December 31, 2002		1,438.4
Adjustment for unrealized gain		6.2
Additions		59.1
Interest accrued at 7%		92.2
Amortization		(180.5)
Balance at December 31, 2003	$	1,415.4

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $112.3 million, $106.4 million, $99.9 million, $94.7 million and $90.7 million for the years 2004, 2005, 2006, 2007 and 2008, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term assumptions for the separate account returns to 9.0% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The initial unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $45.6 million before tax, or $29.7 million, net of $15.9 million of federal income tax benefit.

The Company has remained unlocked during 2003, and reset long-term assumptions for the separate account returns from 9.0% to 8.5% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2003, maintaining a blended return of equity and other sub-accounts. The 2003 unlocking adjustment from the previous year was primarily driven by improved market performance. For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $3.7 million before tax, or $2.4 million, net of $1.3 million of federal income tax expense.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Policy Liabilities and Accruals

Future policy benefits and claims reserves include reserves for universal life, immediate annuities with life contingent payouts and traditional life insurance contracts. Reserves for universal life products are equal to cumulative deposits less withdrawals and charges plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums.

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.0% to 9.5% for all years presented. Investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Because the sale of the domestic individual life insurance business was substantially in the form of an indemnity reinsurance agreement, the Company reported an addition to its reinsurance recoverable approximating the Company's total individual life reserves at the sale date (see Note 11).

Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 3.0% to 10.1% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to FAS No. 115 for experience-rated contracts. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Revenue Recognition

For certain annuity contracts, fee income for the cost of insurance, expenses, and other fees assessed against policyholders are recorded as revenue in the fee income line on the Consolidated Income Statements. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue but are included in the other policyholders' funds line on the Consolidated Balance Sheets. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Income Statements.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the policyholder or participant under a contract (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

Separate Account assets are carried at fair value. At December 31, 2003 and 2002, unrealized gains of $36.2 million and of $29.7 million, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Separate Account liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 2.4% to 7.3% in 2003 and 3.0% to 10.0% in 2002.

Separate Account assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets. Of the reinsurance recoverable on the Balance Sheets, $3.0 billion at both December 31, 2003 and 2002 is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

Deferred corporate tax is stated at the face value and is calculated for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax bases based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled.

Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. A deferred tax asset is recognized for the carryforward of unused tax losses to the extent that it is probable that future taxable profits will be available for compensation.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

2. Investments

Fixed maturities available for sale as of December 31 were as follows:

2003	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
(Millions)								
U.S. government and government								
agencies and authorities	$	350.0	$	1.7	$	0.3	$	351.4
States, municipalities and political								
subdivisions		2.1		0.1		-		2.2
U.S. corporate securities:								
Public utilities		970.7		48.9		11.4		1,008.2
Other corporate securities		6,846.6		432.9		32.4		7,247.1
Total U.S. corporate securities		7,817.3		481.8		43.8		8,255.3
Foreign securities:								
Government		605.2		33.7		2.8		636.1
Other		1,364.7		74.5		11.0		1,428.2
Total foreign securities		1,969.9		108.2		13.8		2,064.3
Mortgage-backed securities		5,903.7		91.8		35.1		5,960.4
Other assets-backed securities		1,036.4		34.0		9.5		1,060.9
Total fixed maturities, including								
fixed maturities pledged to creditors		17,079.4		717.6		102.5		17,694.5
Less: fixed maturities pledged to creditors		117.7		2.7		0.2		120.2
Fixed maturities	$	16,961.7	$	714.9	$	102.3	$	17,574.3

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

2002	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
(Millions)								
U.S. government and government								
agencies and authorities	$	74.2	$	2.9	$	-	$	77.1
States, municipalities and political								
subdivisions		0.4		-		-		0.4
U.S. corporate securities:								
Public utilities		623.9		28.1		6.4		645.6
Other corporate securities		6,845.8		482.4		30.8		7,297.4
Total U.S. corporate securities		7,469.7		510.5		37.2		7,943.0
Foreign securities:								
Government		350.4		20.7		6.5		364.6
Other		1,044.8		69.5		3.6		1,110.8
Total foreign securities		1,395.2		90.2		10.1		1,475.8
Mortgage-backed securities		5,374.2		167.1		34.0		5,507.3
Other assets-backed securities		882.4		47.0		10.5		918.9
Total fixed maturities, including								
fixed maturities pledged to creditors		15,196.1		817.7		91.8		15,922.0
Less: fixed maturities pledged to creditors		154.9		0.1		-		155.0
Fixed maturities	$	15,041.2	$	817.6	$	91.8	$	15,767.0

At December 31, 2003 and 2002, net unrealized appreciation of $615.1 million and $725.9 million, respectively, on available-for-sale fixed maturities including fixed maturities pledged to creditors included $491.5 million and $563.1 million, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in other policyholders' funds.

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2003, are shown below by duration:

	Unrealized Loss		Fair Value	
(Millions)				
Duration category:				
Less than six months below cost	$	27.1	$	2,774.3
More than six months and less than twelve months below cost		65.5		1,772.1
More than twelve months below cost		9.9		82.5
Fixed maturities, including fixed maturities pledged to creditors	$	102.5	$	4,628.9

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Of the losses more than 6 months and less than 12 months in duration of $65.5 million, there were $20.4 million in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $45.1 million as of December 31, 2003 included the following items:

- $21.5 million of unrealized losses related to securities reviewed for impairment under the guidance proscribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $594.2 million.

- $15.0 million of unrealized losses relating to the energy/utility industry, for which the carrying amount was $202.8 million. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. The Company's year-end analysis indicates that we can expect the debt to be serviced in accordance with the contractual terms.

- $5.3 million of unrealized losses relating to non-domestic issues, with no unrealized loss exposure per country in excess of $3.0 million for which the carrying amount was $111.4 million. The Company's credit exposures are well diversified in these markets including banking and beverage companies.

- $3.2 million of unrealized losses relating to the telecommunications/cable/media industry, for which the carrying amount was $83.5 million. During 2003, the sector recovered somewhat due to a gradually improving economy and reduced investor concern with management decisions even though it remains challenged by over capacity. The Company's exposure is primarily focused in the largest and most financially secure companies in the sector.

An analysis of the losses more than 12 months in duration of $9.9 million follows. There were $0.6 million in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $9.3 million as of December 31, 2003 included the following significant items:

- $8.7 million of unrealized losses related to securities reviewed for impairment under the guidance proscribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $47.2 million.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

- The remaining unrealized losses totaling $0.6 million relate to a carrying amount of $9.0 million.

The amortized cost and fair value of total fixed maturities for the year ended December 31, 2003 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

(Millions)	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	370.7	$	379.9
After one year through five years		3,073.7		3,204.9
After five years through ten years		3,385.5		3,533.7
After ten years		2,031.0		2,174.6
Mortgage-backed securities		7,225.1		7,389.9
Other asset-backed securities		993.4		1,011.5
Less: fixed maturities securities pledged to creditors		117.7		120.2
Fixed maturities	$	16,961.7	$	17,574.3

At December 31, 2003 and 2002, fixed maturities with carrying values of $11.2 million and $10.5 million, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2003 or 2002.

The Company has various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 2003 and 2002, approximately 2.8% and 5.5%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest-only or principal-only strips).

Investments in equity securities as of December 31 were as follows:

(Millions)		2003		2002
Amortized cost	$	146.5	$	238.3
Gross unrealized gains		9.4		-
Gross unrealized losses		-		2.9
Fair value	$	155.9	$	235.4

Beginning in April 2001, the Company entered into reverse dollar repurchase agreement ("dollar rolls") and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported as borrowed money in "Other Liabilities" on the Consolidated Balance Sheets. The repurchase obligation totaled $1.5 billion and $1.3 billion at December 31, 2003 and 2002, respectively. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2003. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Impairments

During 2003, the Company determined that eighty-seven fixed maturities had other than temporary impairments. As a result, at December 31, 2003, the Company recognized a pre-tax loss of $94.4 million to reduce the carrying value of the fixed maturities to their combined fair value of $123.1 million. During 2002, the Company determined that fifty-six fixed maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $106.4 million to reduce the carrying value of the fixed maturities to their combined fair value of $124.7 million. During 2001, the Company determined that fourteen fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $51.8 million to reduce the carrying value of the fixed maturities to their fair value of $10.5 million.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

3.   Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, *Disclosures about Fair Value of Financial Instruments.* FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

Equity securities: Fair values of these securities are based upon quoted market value.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

Investment contract liabilities (included in other policyholders' funds):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the policyholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(Millions)				
Assets:				
Fixed maturity securities	$ 17,574.3	$ 17,574.3	$ 15,767.0	$ 15,767.0
Equity securities	155.9	155.9	235.4	235.4
Mortgage loans	754.5	798.5	576.6	632.6
Policy loans	270.3	270.3	296.3	296.3
Short term investments	1.0	1.0	6.2	6.2
Cash and cash equivalents	57.8	57.8	65.4	65.4
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,056.4	1,067.8	1,129.8	1,122.8
Without a fixed maturity	12,152.5	12,116.4	10,783.6	10,733.8

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Derivative Financial Instruments

Interest Rate Floors

Interest rate floors are used to manage the interest rate risk in the Company's bond portfolio. Interest rate floors are purchased contracts that provide the Company with an annuity in a declining interest rate environment. The Company had no open interest rate floors at December 31, 2003 or 2002.

Interest Rate Caps

Interest rate caps are used to manage the interest rate risk in the Company's bond portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2003 were $739.6 million, $8.2 million and $8.2 million, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2002 were $256.4 million, $0.7 million and $0.7 million, respectively.

Interest Rate Swaps

Interest rate swaps are used to manage the interest rate risk in the Company's bond portfolio and well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2003 were $950.0 million, $(14.4) million and $(14.4) million, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2002 were $400.0 million, $(6.8) million and $(6.8) million, respectively.

Foreign Exchange Swaps

Foreign exchange swaps are used to reduce the risk of a change in the value, yield or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for US dollar cash flows at regular interim periods, typically quarterly or semi-annually. The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2003 were $78.1 million, $(12.8) million and $(12.8) million, respectively. The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2002 were $49.4 million, $(0.5) million and $(0.5) million, respectively.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Embedded Derivatives

The Company also had investments in certain fixed maturity instruments that contain embedded derivatives, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. The estimated fair value of the embedded derivatives within such securities as of December 31, 2003 and 2002 was $(3.7) million and $(1.4) million, respectively.

4. Net Investment Income

Sources of net investment income were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	946.2	$	964.1	$	887.2
Nonredeemable preferred stock		9.9		3.9		1.5
Investment in affiliated mutual funds		-		-		7.2
Mortgage loans		42.7		23.3		5.9
Policy loans		9.0		8.7		8.9
Cash equivalents		1.7		1.7		18.2
Other		(1.0)		23.4		15.9
Gross investment income		1,008.5		1,025.1		944.8
Less: investment expenses		89.4		65.6		56.4
Net investment income	$	919.1	$	959.5	$	888.4

Net investment income includes amounts allocable to experience rated contractholders of $783.3 million, $766.9 million and $704.2 million for the years-ended December 31, 2003, 2002 and 2001, respectively. Interest credited to contractholders is included in future policy benefits and claims reserves.

5. Dividend Restrictions and Shareholder's Equity

In conjunction with the sale of Aetna, Inc. to ING AIH, the Company was restricted from paying any dividends to its parent for a two year period from the date of sale without prior approval by the Insurance Commissioner of the State of Connecticut. This restriction expired on December 13, 2002. The Company did not pay dividends to its parent in 2003, 2002 or 2001.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States of America. Statutory net income (loss) was $67.5 million, $148.8 million, and $(92.3) million for the years ended December 31, 2003, 2002 and 2001, respectively. Statutory capital and surplus was $1,230.7 million and $1,006.0 million as of December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

6.   Capital Gains and Losses

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital gains (losses) on investments were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	63.9	$	(97.5)	$	(20.6)
Equity securities		0.6		(3.5)		(0.4)
Pretax realized capital gains (losses)	$	64.5	$	(101.0)	$	(21.0)
After-tax realized capital gains (losses)	$	41.9	$	(58.3)	$	(13.7)

Net realized capital gains of $43.9 million, $63.6 million and $117.0 million for the years ended December 31, 2003, 2002 and 2001, respectively, allocable to experience rated contracts, were deducted from net realized capital gains and an offsetting amount was reflected in Other policyholders' funds on the Consolidated Balance Sheets. Net unamortized gains allocable to experienced-rated contractholders were $213.7 million, $199.3 million and $172.7 million at December 31, 2003, 2002 and 2001, respectively.

Proceeds from the sale of total fixed maturities and the related gross gains and losses (excluding those related to experience-related contractholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Proceeds on sales	$	12,812.5	$	13,265.2	$	15,338.5
Gross gains		291.9		276.7		57.0
Gross losses		228.0		374.2		77.6

Changes in shareholder's equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities including securities pledged to creditors and excluding those related to experience-rated contractholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	(54.3)	$	104.8	$	24.0
Equity securities		17.9		(1.6)		2.0
Other investments		34.0		(8.3)		6.5
Subtotal		(2.4)		94.9		32.5
Increase in deferred income taxes		(0.9)		33.2		11.3
Net changes in accumulated other comprehensive income (loss)	$	(1.5)	$	61.7	$	21.2

Net unrealized capital gains allocable to experience-rated contracts of $491.5 million and $563.1 million at December 31, 2003 and 2002, respectively, are reflected on the Consolidated Balance Sheets in Other policyholders' funds and are not included in shareholder's equity. Shareholder's equity included the following accumulated other comprehensive income, which is net of amounts allocable to experience-rated contractholders:

(Millions)	As of December 31, 2003		As of December 31, 2002		As of December 31, 2001	
Net unrealized capital gains (losses):						
Fixed maturities	$	108.5	$	162.8	$	58.0
Equity securities		14.4		(3.5)		(1.9)
Other investments		41.3		7.3		15.6
		164.2		166.6		71.7
Less: deferred income taxes		57.4		58.3		25.1
Net accumulated other comprehensive income	$	106.8	$	108.3	$	46.6

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, including securities pledged to creditors (excluding those related to experience-rated contractholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Unrealized holding gains (losses) arising during the year [1]	$	(48.1)	$	127.4	$	8.3
Less: reclassification adjustment for gains (losses) and other items included in net income [2]		(46.6)		65.7		(12.9)
Net unrealized gains (losses) on securities	$	(1.5)	$	61.7	$	21.2

(1)   Pretax unrealized holding gains (losses) arising during the year were $(74.0) million, $196.0 million and $12.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)   Pretax reclassification adjustments for gains (losses) and other items included in net income were $(71.6) million, $101.1 million and $(19.8) million for the years ended December 31, 2003, 2002 and 2001, respectively.

7.   Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S.-based operations of ING Americas (a business division of ING which includes the Company) in order to build a more customer-focused organization. During the first quarter of 2003, the Company performed a detailed analysis of its severance accrual. As part of this analysis, the Company corrected the initial planned number of people to eliminate from 580 to 515 (corrected from the 2002 Annual Report on Form 10-K) and extended the date of expected substantial completion for severance actions to June 30, 2003.

Activity for the year ended December 31, 2003 within the severance liability and positions eliminated related to such actions were as follows:

(Millions)	Severance Liability		Positions
Balance at December 31, 2002	$	9.2	75
Actions taken		7.3	72
Balance at December 31, 2003	$	1.9	3

8. Income Taxes

The Company files a consolidated federal income tax return with its subsidiary, IICA. The Company has a tax allocation agreement with IICA whereby the Company charges its subsidiary for taxes it would have incurred were it not a member of the consolidated group and credits the member for losses at the statutory tax rate.

Income taxes consist of the following:

(Millions)		Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001
Current taxes (benefits):						
Federal	$	(13.7)	$	28.9	$	3.2
State		1.1		1.8		2.2
Net realized capital gains		51.6		11.5		16.1
Total current taxes		39.0		42.2		21.5
Deferred taxes (benefits):						
Federal		51.1		30.6		89.3
Net realized capital losses		(29.0)		(54.2)		(23.4)
Total deferred taxes (benefits)		22.1		(23.6)		65.9
Total income tax expense	$	61.1	$	18.6	$	87.4

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons:

(Millions)		Year ended December 31, 2003		Year ended, December 31, 2002		Year ended, December 31, 2001
Income before income taxes and cumulative effect of change in accounting principle	$	215.7	$	86.1	$	187.3
Tax rate		35%		35%		35%
Application of the tax rate		75.5		30.1		65.6
Tax effect of:						
State income tax, net of federal benefit		0.7		1.2		1.4
Excludable dividends		(14.0)		(5.3)		(1.8)
Goodwill amortization		-		-		21.6
Transfer of mutual fund shares		-		(6.7)		-
Other, net		(1.1)		(0.7)		0.6
Income taxes	$	61.1	$	18.6	$	87.4

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

(Millions)	2003	2002
Deferred tax assets:		
Insurance reserves	$ 263.7	$ 234.5
Unrealized gains allocable to experience rated contracts	172.0	197.1
Investments	69.7	113.4
Postretirement benefits	30.2	29.5
Deferred compensation	56.0	58.6
Other	19.7	19.5
Total gross assets	611.3	652.6
Deferred tax liabilities:		
Value of business acquired	495.4	509.7
Market discount	-	4.1
Net unrealized capital gains	236.4	263.8
Depreciation	0.2	3.8
Deferred policy acquisition costs	59.2	29.2
Other	4.8	5.1
Total gross liabilities	796.0	815.7
Net deferred tax liability	$ 184.7	$ 163.1

Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $17.2 million at December 31, 2003. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company through 1997. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1998 through 2000.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

9.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $15.1 million for 2003 and $6.4 million for 2002, respectively.

Defined Contribution Plans

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents (as defined below)) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Savings Plan were $7.1 million in 2003 and 2002.

The Company sponsors the ING 401(k) Plan for ILIAC Agents (formerly the ING 401(k) Plan for ALIAC Agents, and originally named the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan) (the "Agents 401(k) Plan"), which is a tax-qualified profit sharing plan. The Agents 401(k) Plan covers Career Agents (defined below) who meet certain requirements. Benefits under the Agents 401(k) Plan are not guaranteed by the PBGC. The Agents 401(k) Plan allows eligible participants to defer into the Agents 401(k) Plan a specified percentage of eligible earnings on a pre-tax basis. The Company matches such pre-tax contribution, at the rate of 50%, up to a maximum of 6% of eligible earnings. Effective January 1, 2002, all matching contributions are subject to a 4-year vesting schedule, except Career Agents who were credited with vesting service earned prior to January 1, 2002, are subject to a 3-year vesting schedule. All contributions made to the Agents 401(k) Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Agents 401(k) Plan were $1.0 million in 2003 and $1.0 in 2002, respectively.

Non-Qualified Retirement Plans

As of December 31, 2001, the Company, in conjunction with ING, offers certain eligible employees (excluding, among others, Career Agents (as defined below)) the Supplemental ING Retirement Plan for Aetna Financial Services and Aetna International Employees ("SERP"). The SERP is a non-qualified defined benefit pension plan, which means all benefits are payable from the general assets of the Company and ING. SERP benefits are not guaranteed by the PBGC. Benefit accruals under the SERP ceased effective as of December 31, 2001. Benefits under the SERP are determined based on an eligible employees years of service and such employee's average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2002, the Company, in conjunction with ING, offers certain employees (other than Career Agents) supplemental retirement benefits under the ING Americas Supplemental Executive Retirement Plan (the "Americas Supplemental Plan"). The Americas Supplemental Plan is a non-qualified defined benefit pension plan, which means all benefits are payable from the general assets of the Company and ING. Americas Supplemental Plan benefits are not guaranteed by the PBGC. Benefits under the Americas Supplemental Plan are based on the benefits formula contained in the Retirement Plan, but without taking into account the compensation and benefit limits imposed by applicable law. Any benefits payable from the Americas Supplemental Plan are reduced by the benefits payable to the eligible participant under the Retirement Plan.

The Company, in conjunction with ING, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"), a non-qualified defined benefit pension plan. This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen. Benefits under this plan are payable from the general assets of the Company and ING and are not guaranteed by the PBGC.

The Company also sponsors the Producers' Incentive Savings Plan ("PIP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the PIP. The PIP is unfunded, which means benefit payments are made from the general assets of the Company. PIP benefits are not guaranteed by the PBGC. Eligible PIP participants can defer either 4% or 5% of eligible earnings, depending on their commission level, which is 100% matched by the Company. Matching contributions are fully vested when contributed to the PIP. In addition, eligible PIP participants can contribute up to an additional 10% of eligible earnings, with no Company match on such contributions. Pretax charges of operations of the Company for the PIP were $0.6 million for 2003 and $0.9 million for 2002.

The Company also sponsors the Producers' Deferred Compensation Plan ("DCP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the DCP. The DCP is unfunded, which means benefit payments are made from the general assets of the Company. DCP benefits are not guaranteed by the PBGC. Eligible participants can defer up to 100% of eligible earnings, provided the election to defer is made within the applicable election period established by the Company. Amounts contributed to the DCP are not matched by the Company. DCP participants are 100% vested in amounts contributed to the DCP.

The following tables summarize the benefit obligations and the funded status for the SERP and the Agents Non-Qualified Plan for the years ended December 31, 2003 and 2002:

(Millions)		2003		2002
Change in Benefit Obligation:				
Defined Benefit Obligation, January 1	$	106.8	$	95.3
Service cost		-		-
Interest cost		6.9		6.8
Benefits paid		(9.7)		(5.5)
Plan adjustments		-		4.5
Actuarial (gain) loss on obligation		(2.4)		5.7
Defined Benefit Obligation, December 31	$	101.6	$	106.8
Funded status:				
Funded status at December 31	$	(101.6)	$	(106.8)
Unrecognized past service cost		3.1		6.4
Unrecognized net loss		0.6		0.8
Net amount recognized	$	(97.9)	$	(99.6)

At December 31, 2003 and 2002, the accumulated benefit obligation was $97.2 million and $99.7 million, respectively.

The weighted-average assumptions used in the measurement of the December 31, 2003 and 2002 benefit obligation for the Retirement Plan were as follows:

	2003		2002	
Discount rate	6.25	%	6.75	%
Rate of compensation increase	3.75		3.75	

Net periodic benefit costs for the years ended December 31, 2003 and 2002 were as follows:

		2003		2002
(Millions)				
Service cost	$	-	$	-
Interest cost		6.9		6.8
Net actuarial (gain) loss recognized in the year		0.9		-
Unrecognized past service cost recognized in year		0.2		(0.3)
The effect of any curtailment or settlement		-		(2.6)
Net periodic benefit cost	$	8.0	$	3.9

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Post-Retirement Benefits

In addition to providing pension benefits, the Company, in conjunction with ING, provides certain health care and life insurance benefits for retired employees and certain agents, including certain Career Agents. Generally, retired employees and eligible Career Agents pay a portion of the cost of these post-retirement benefits, usually based on their years of service with the Company. The amount a retiree or eligible Career Agent pays for such coverage is subject to change in the future.

The following tables summarize the benefit obligations and the funded status for retired employees' and retired agents' post-retirement health care benefits over the years ended December 31, 2003 and 2002:

	2003	2002
(Millions)		
Change in Benefit Obligation:		
Defined Benefit Obligation, January 1	$ 23.7	$ 25.4
Service cost	0.8	0.5
Interest cost	1.7	1.5
Benefits paid	(1.3)	(1.2)
Plan amendments	-	(6.5)
Actuarial loss on obligation	4.8	4.0
Defined Benefit Obligation, December 31	29.7	23.7
Funded status:		
Funded status at December 31	(29.7)	(23.7)
Unrecognized losses	9.9	5.4
Unrecognized past service cost	(3.2)	(3.6)
Net amount recognized	$ (23.0)	$ (21.9)

The medical health care trend rate was 10% for 2004, gradually decreasing to 5.0% by 2009. Increasing the health care trend by 1% would increase the benefit obligation by $3.3 million as of December 31, 2003. Decreasing the health care trend rate by 1% would decrease the benefit obligation by $2.9 million as of December 31, 2003.

Net periodic benefit costs were as follows:

		2003		2002
(Millions)				
Service cost	$	0.8	$	0.5
Interest cost		1.7		1.5
Net actuarial loss recognized in the year		0.4		-
Past service cost - unrecognized psc recognized in year		-		(2.9)
Past service cost - recognized this year		(0.5)		-
Net periodic benefit cost	$	2.4	$	(0.9)

10.   Related Party Transactions

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. The Company is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay the Company a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts, amounted to $201.4 million (excludes fees paid to Aeltus), $ 391.8 million (includes fees paid to Aeltus through February 28, 2002, when IA Holdco, Aeltus' parent, ceased to be a subsidiary of ILIAC) and $421.7 million in 2003, 2002 and 2001, respectively.

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an indirect wholly-owned subsidiary of ING and affiliate to ILIAC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, ILIAC and ING AIH can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from one another. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively, and earned interest income of $0.9 million, $2.1 million and $3.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, ILIAC had a $41.4 million receivable from ING AIH under this agreement. At December 2002, the Company had no receivables under this agreement.

Capital Transactions

In 2003, the Company received $230.0 million in cash capital contributions from Lion. In 2002, the Company received capital contributions in the form of investments in affiliated mutual funds of $164.3 million from HOLDCO.

Other

Premiums due and other receivables include $0.1 million due from affiliates at December 31, 2003 and 2002. Other liabilities include $92.3 million and $3.5 million due to affiliates for the years ended December 31, 2003 and 2002, respectively.

11. **Reinsurance**

At December 31, 2003, the Company had reinsurance treaties with six unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

Effective December 31, 1988, the Company entered into a modified coinsurance reinsurance agreement ("MODCO") with Aetna Life Insurance Company ("Aetna Life"), (formerly an affiliate of the Company), in which substantially all of the nonparticipating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance arrangement to a coinsurance agreement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred. Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct individual life insurance business, with the exception of certain supplemental contracts with reserves of $63.8 million and $66.2 million as of December 31, 2003 and 2002, respectively, was sold to Lincoln.

On December 16, 1988, the Company assumed $25.0 million of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $20.4 million and $19.6 million were maintained for this contract as of December 31, 2003 and 2002, respectively.

The effect of reinsurance on premiums and recoveries was as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Direct premiums	$	93.0	$	97.3	$	112.3
Reinsurance assumed		12.1		9.7		0.6
Reinsurance ceded		9.3		8.3		(1.3)
Net premiums		95.8		98.7		114.2
Reinsurance recoveries	$	184.9	$	317.6	$	363.7

12.   **Commitments and Contingent Liabilities**

Leases

For the years ended December 31, 2003, 2002 and 2001, rent expense for leases was $20.8 million, $18.1 million and $17.6 million, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2004 through 2008 are estimated to be $17.2 million, $16.1 million, $14.6 million, $13.1 million, and $0.7 million, respectively, and $0.1 million thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2003 and 2002, the Company had off-balance sheet commitments to purchase investments of $154.3 million with an estimated fair value of $154.3 million and $236.7 million with an estimated fair value of $236.7 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systematic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of ReliaStar Life Insurance Company ("ReliaStar") to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. ReliaStar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by ReliaStar and by ING USA Annuity & Life Insurance Company; and in certain ING Funds. ING entities did not received special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

13. Segment Information

The Company's realignment of Worksite Products and Individual Products operating segments into one reporting segment (USFS) is reflected in the restated summarized financial information for December 31, 2003 and 2002 in the table below. Effective with the third quarter of 2002, items that were previously not allocated back to USFS but reported in Other are now allocated to USFS and reported in the restated financial information for the periods ending December 31, 2003 and 2002.

Summarized financial information for the Company's principal operations for December 31, were as follows:

| (Millions) | USFS (1) | | Non-Operating Segments | | | | | Total | |
			Investment Management Services (2)		Other (3)				
2003									
Revenues from external customers	$	480.1	$	-	$	-	$	480.1	
Net investment income		919.1						919.1	
Total revenue excluding net realized capital gains	$	1,399.2	$	-	$	-	$	1,399.2	
Operating earnings [4]	$	112.7	$	-	$	-	$	112.7	
Net realized capital gains, net of tax		41.9		-		-		41.9	
Net income	$	154.6	$	-	$	-	$	154.6	
2002									
Revenues from external customers	$	507.2	$	19.2	$	(9.5)	$	516.9	
Net investment income		959.2		0.2		0.1		959.5	
Total revenue excluding net realized capital gains (losses)	$	1,466.4	$	19.4	$	(9.4)	$	1,476.4	
Operating earnings [4]	$	121.1	$	4.7	$	-	$	125.8	
Cumulative effect of accounting change		(2,412.1)		-		-		(2,412.1)	
Net realized capital losses, net of tax		(58.3)		-		-		(58.3)	
Net income (loss)	$	(2,349.3)	$	4.7	$	-	$	(2,344.6)	

(1) USFS includes deferred annuity contracts that fund defined contribution and deferred compensation plans, immediate annuity contracts; mutual funds; distribution services for annuities and mutual funds; programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options; wrapper agreements containing certain benefit responsive guarantees that are entered into with retirement plans, whose assets are not invested with the Company; investment advisory services and pension plan administrative services. USFS also includes deferred and immediate annuity contracts, both qualified and nonqualified, that are sold to individuals and provide variable or fixed investment options or a combination of both.

(2) Investment Management Services include: investment advisory services to affiliated and unaffiliated institutional and retail clients; underwriting; distribution for Company mutual funds and a former affiliate's separate ccounts; and trustee, administrative and other services to retirement plans. On February 28, 2002, IA Holdco and its subsidiaries, which comprised this segment, were distributed to HOLDCO (refer to Note 1).

(3) Other includes consolidating adjustments between USFS and Investment Management Services.

(4) Operating earnings is comprised of net income (loss) excluding net realized capital gains and losses. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace net income as a measure of profitability.

QUARTERLY DATA (UNAUDITED)

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected.

As Reported

2003 (Millions)	First	Second	Third	Fourth
Total revenue	$ 359.2	$ 383.6	$ 362.4	$ 358.5
Income from continuing operations before income taxes	17.5	111.5	33.2	53.5
Income tax expense	5.1	36.2	3.3	16.5
Income from continuing operations	12.4	75.3	29.9	37.0
Net income	$ 12.4	$ 75.3	$ 29.9	$ 37.0

As Restated

2003 (Millions)	First	Second*	Third*	Fourth
Total revenue	$ 359.2	$ 381.3	$ 354.7	368.5
Income from continuing operations before income taxes	17.5	109.2	25.5	63.5
Income tax expense	5.1	35.4	0.6	20.0
Income from continuing operations	12.4	73.8	24.9	43.5
Net income	$ 12.4	$ 73.8	$ 24.9	$ 43.5

*Restated

2002 (Millions)	First	Second	Third	Fourth
Total revenue	$ 363.5	$ 351.3	$ 349.8	$ 310.8
Income (loss) from continuing operations before income taxes	44.1	39.3	(23.1)	25.8
Income tax expense (benefit)	15.2	12.9	(9.9)	0.4
Income (loss) from continuing operations	28.9	26.4	(13.2)	25.4
Cumulative effect of change in accounting principle	(2,412.1)	-	-	-
Net income (loss)	$ (2,383.2)	$ 26.4	$ (13.2)	$ 25.4